As submitted confidentially to the Securities and Exchange Commission on March 16, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission and all information herein remains strictly confidential.

Securities Act File No. 333-[               ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☐ Post-Effective Amendment No.

Silver Spike Investment Corp.

(Exact name of registrant as specified in charter)

660 Madison Avenue

New York, NY 10065

[                     ]

(Address and telephone number, including area code, of principal executive offices)

[                     ]

Silver Spike Investment Corp.

660 Madison Avenue

New York, NY 10065

(Name and address of agent for service)

Copies to:

Gregory S. Rowland, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4930 Fax: (212) 701-5930	Paul D. Tropp Michael G. Doherty Nathan D. Somogie Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Tel: (212) 596-9000

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐   Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐    when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐   This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:           .

☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

☐   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

Check each box that appropriately characterizes the Registrant:

☐   Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒   Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐   If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒   New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$[ ]	$[ ]
(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2021

Silver Spike Investment Corp.

[          ] Shares

Common Stock

We are a newly organized specialty finance company formed to invest across the cannabis ecosystem through investments in the form of direct loans to, and equity ownership of, privately held cannabis companies. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We will make equity investments only in companies that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate, including U.S. federal laws. We may make loans to companies that are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law, so long as the investment itself is designed to be compliant with all applicable laws and regulations in the jurisdiction in which the investment is made or to which we are otherwise subject, including U.S. federal law. We are externally managed by Silver Spike Capital, LLC (“SSC” or the “Adviser”) and seek to expand the compliant cannabis investment activities of SSC’s leading investment platform in the cannabis industry. We primarily seek to partner with private equity firms, entrepreneurs, business owners and management teams to provide credit and equity financing alternatives to support buyouts, recapitalizations, growth initiatives, refinancings and acquisitions across cannabis companies, including cannabis-enabling technology companies, cannabis-related health and wellness companies, and hemp and cannabidiol (“CBD”) distribution companies. Under normal circumstances, each such cannabis company derives at least 50% of its revenues or profits from, or commits at least 50% of its assets to, activities related to cannabis at the time of our investment in the cannabis company. We are not required to invest a specific percentage of our assets in such cannabis companies, and we may make debt and equity investments in other companies in the health and wellness sector.

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We intend to achieve our investment objective by investing primarily in secured debt, unsecured debt, equity warrants and direct equity investments in privately held businesses. We intend that our debt investments will typically be secured by either a first or second priority lien on the assets of the portfolio company, can include either fixed or floating rate terms and will generally have a term of between three and six years from the original investment date. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

The companies in which we intend to invest will typically be highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

A substantial portion of our debt investments will have variable interest rates that reset periodically based on benchmarks such as London-Interbank Offered Rate (or successors thereto) and the prime rate. As a result, our portfolio should be partially insulated from significant increases in such benchmarks in the future. However, such increases would make it more difficult for the borrowers to service their obligations under the debt investments that we will hold.

We were formed in [        ] as a Maryland corporation and structured as an externally managed, closed-end, non-diversified management investment company. We intend to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, prior to the time that shares of our common stock are sold in connection with this offering. We also intend to elect to be treated, and intend to qualify annually to be treated, as a regulated investment company under Subchapter M of the Internal Revenue Code for U.S. federal income tax purposes, commencing with our first taxable year ending after the completion of this offering.

We will be externally managed by Silver Spike Capital, LLC. SSC will also provide the administrative services necessary for us to operate.

This is our initial public offering and our shares of common stock have no history of public trading.

We expect that the initial public offering price per share of our common stock will be $[     ] per share. We have applied to have our common stock approved for listing on the [                    ] under the symbol “[      ].”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing, and keep it for future reference. Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by contacting us by mail at [660 Madison Avenue, New York, NY 10065] or by telephone at [                ] or on our website at www.[                                 ].com. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

An investment in our common stock is very risky and highly speculative. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. In addition, the companies in which we invest are subject to special risks, including the risks associated with investing in cannabis companies and the cannabis industry generally. See “[Risk Factors]” to read about factors you should consider, including the risk of leverage, before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public Offering Price	[ ]	[ ]
Sales Load (Underwriting Discounts and Commissions)	[ ]	[ ]
Proceeds to us	[ ]	[ ]
(1)	We have granted the underwriters a 30-day option, which we refer to as the over-allotment option, to purchase up to an additional [ ] shares of our common stock at the public offering price, less sales load (underwriting discounts and commissions). If the over-allotment option is exercised in full, the total public offering price and proceeds to us will be approximately $[ ] million, and the total sales load (underwriting discounts and commissions) will be approximately $[ ] million. See “Underwriting.”

The underwriters expect to deliver the shares on or about [                                         ], 2021.

[                           ]

Prospectus dated [                                    ], 2021

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

TABLE OF CONTENTS

Prospectus Summary	1
THE OFFERING	9
FEES AND EXPENSES	14
RISK FACTORS	16
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	61
USE OF PROCEEDS	62
DISTRIBUTIONS	63
CAPITALIZATION	65
DISCUSSION OF MANAGEMENT’S OPERATING PLANS	66
BUSINESS	75
MANAGEMENT	90
PORTFOLIO MANAGEMENT	96
INVESTMENT ADVISORY AGREEMENT	98
ADMINISTRATION AGREEMENT	106
LICENSE AGREEMENT	107
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	108
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS	110
DIVIDEND REINVESTMENT PLAN	111
DESCRIPTION OF OUR CAPITAL STOCK	113
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	121
REGULATION	126
UNDERWRITING	130
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR	134
BROKERAGE ALLOCATION AND OTHER PRACTICES	135
LEGAL MATTERS	136
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	137
AVAILABLE INFORMATION	138
PRIVACY NOTICE	139
INDEX TO FINANCIAL STATEMENTS	F-1

Prospectus Summary

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus carefully, including the section entitled “Risk Factors” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “SSIC” refer to Silver Spike Investment Corp. In addition, the terms “SSC,” “Adviser,” “investment adviser” and “administrator” refer to Silver Spike Capital, LLC, our external investment adviser and administrator.

Unless indicated otherwise or the context requires, all information in this prospectus assumes (i) an initial public offering price of $[     ] per share and (ii) no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

Silver Spike Investment Corp.

We are a newly organized specialty finance company formed to invest across the cannabis ecosystem through investments in the form of direct loans to, and equity ownership of, privately held cannabis companies. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We will make equity investments only in companies that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate, including U.S. federal laws. We may make loans to companies that are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law, so long as the investment itself is designed to be compliant with all applicable laws and regulations in the jurisdiction in which the investment is made or to which we are otherwise subject, including U.S. federal law. We are externally managed by Silver Spike Capital, LLC (“SSC” or the “Adviser”) and seek to expand the compliant cannabis investment activities of SSC’s leading investment platform in the cannabis industry. We primarily seek to partner with private equity firms, entrepreneurs, business owners and management teams to provide credit and equity financing alternatives to support buyouts, recapitalizations, growth initiatives, refinancings and acquisitions across cannabis companies, including cannabis-enabling technology companies, cannabis-related health and wellness companies, and hemp and cannabidiol (“CBD”) distribution companies. Under normal circumstances, each such cannabis company derives at least 50% of its revenues or profits from, or commits at least 50% of its assets to, activities related to cannabis at the time of our investment in the cannabis company. We are not required to invest a specific percentage of our assets in such cannabis companies, and we may make debt and equity investments in other companies in the health and wellness sector.

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We intend to achieve our investment objective by investing primarily in secured debt, unsecured debt, equity warrants and direct equity investments in privately held businesses. We intend that our debt investments will typically be secured by either a first or second priority lien on the assets of the portfolio company, can include either fixed or floating rate terms and will generally have a term of between three and six years from the original investment date. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

Generally, the loans in which we expect to invest will have a complete set of financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with a complete set of financial maintenance covenants.

The loans in which we tend to invest typically pay interest at rates which are determined periodically on the basis of the London-Interbank Offered Rate, or “LIBOR,” plus a premium. The loans in which we expect to invest are typically made to U.S. and, to a limited extent, non-U.S. (including emerging market) corporations, partnerships and other business entities which operate in various industries and geographical regions. These loans typically are rated below investment grade. Securities rated below investment grade are often referred to as “high-yield” or “junk” securities, and may be considered a higher risk than debt instruments that are rated above investment grade. We intend to target loans that generally bear annual interest at a rate of LIBOR plus a risk-adjusted premium based on our underwriting of between 10% and 18% (with a LIBOR floor). We may make investments with interest rates that differ from our target rates and will periodically reassess our target rates in light of prevailing market conditions. In particular, it is expected that LIBOR will be discontinued after [2021], and in that regard we will reassess our target rates to seek to achieve a similar risk/reward profile utilizing successor benchmark rates or other interest rate terms as we determine to be appropriate.

We expect to invest in loans made primarily to private leveraged middle-market companies with approximately $5 million to $50 million of earnings before interest, taxes, depreciation and amortization, or “EBITDA.” Our business model is focused primarily on the direct origination of investments through portfolio companies or their financial sponsors. We expect that our investments will generally range between $5 million and $40 million each, although we expect that this investment size will vary proportionately with the size of our capital base. We have an active pipeline of investments and are currently reviewing $[  ] million of potential investments in varying stages of underwriting.

We will be externally managed by Silver Spike Capital, LLC. SSC will also provide the administrative services necessary for us to operate. We believe that our ability to leverage the existing investment management platform of SSC will enable us to operate more efficiently and with lower overhead costs than other newly formed funds of comparable size.

We were formed in [            ] as a Maryland corporation and structured as an externally managed, closed-end, non-diversified management investment company. We intend to elect to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (the “1940 Act”), prior to the time that shares of our common stock are sold in connection with this offering. In addition, for U.S. federal income tax purposes we intend to elect to be treated, and intend to qualify annually to be treated, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” commencing with our first taxable year ending after completion of this offering.

As a BDC, we will be required to comply with regulatory requirements, including limitations on our use of debt. We will be permitted to, and expect to, finance our investments through borrowings. However, as a BDC, we will only generally be allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowing. Under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. We are currently targeting a debt to equity ratio of 0.50x (i.e., we aim to have one dollar of equity for each $0.50 of debt outstanding).

As a RIC, we generally will not have to pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

The Investment Adviser

Silver Spike Capital, LLC will manage the company and oversee all of its operations. SSC is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the “Advisers Act.” Our Adviser serves pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) in accordance with the Advisers Act, under which it receives a base management fee and an incentive fee from us. The base management fee is calculated as a percentage of our gross assets (i.e., total assets held before deduction of any liabilities), which includes investments acquired with the use of leverage and excludes cash and cash equivalents. The incentive fee is calculated as a percentage of our ordinary income and capital gains.

We benefit from our Adviser’s ability to identify attractive investment opportunities, conduct diligence on and value prospective investments, negotiate investments and manage a portfolio of those investments. The principals of our Adviser have broad investment backgrounds, with prior experience at investment funds, investment banks and other financial services companies and have developed a broad network of contacts within the private equity community. This network of contacts provides our principal source of investment opportunities.

The key principals and members of senior management of our Adviser are Scott Gordon, our Chief Executive Officer and our Adviser’s Partner and Chief Executive Officer, Greg Gentile, our Partner and Portfolio Manager and our Adviser’s Partner and Credit Portfolio Manager, William Healy, our Head of Capital Markets and our Adviser’s Partner and Head of Capital Formation, Robert Josephson, our Portfolio Manager and our Adviser’s Partner, and Dino Colonna, our Portfolio Manager and our Adviser’s Partner.

Business Strategy

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We have adopted the following business strategy to achieve our investment objective. However, there can be no assurances that we will be able to successfully implement our business strategy and, as a result, meet our investment objective.

Our business strategy is to identify investment opportunities in businesses in the cannabis industry. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We believe that there is an opportunity to take advantage of a newly emerging industry, with a variety of established operators seeking access to capital and managerial expertise. We intend to leverage our team’s collective operating, technical, regulatory and legal expertise to build a strong business with competitive advantages to emerge as a leading public company in the space.

As the industry continues to transition to a new legislative and regulatory framework, we believe that many companies will need a partner that can assist in providing a level of operational and financial expertise to support their growth. Our team includes a variety of investment, operational and healthcare professionals who will provide operating, technical, regulatory and legal expertise to evaluate investment opportunities. Our team includes Scott Gordon, Greg Gentile and Robert Josephson, all of whom have extensive expertise in cannabis-related industries. Our team consists of professionals who have decades of experience in capital markets globally, have extensive scientific and medical knowledge of the plant and its many compounds and includes entrepreneurs and founders of consumer facing businesses.

Our plan is to leverage our management team’s networks of industry relationships, knowledge and experience to become the leading investor in the legal cannabis industry. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships that we believe will serve as a useful source of acquisition opportunities. We plan to leverage relationships with management teams of public and private companies, investment professionals at private equity firms and other financial sponsors, owners of private businesses, investment bankers, restructuring advisers, consultants, attorneys and accountants, which we believe should provide us with a number of investment opportunities.

Summary Risk Factors

Investing in our securities involves a high degree of risk. You should consider carefully the information found in “Risk Factors,” including the following risks:

•	Economic recessions or downturns, such as the current recession, may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay debt or pay interest.

•	Global economic, political and market conditions, including those caused by the current public health crisis, have (and in the future, could further) adversely affect our business, results of operations and financial condition and those of our portfolio companies.

•	We have no operating history and our Adviser is a newly registered investment adviser under the Advisers Act, with no history of managing BDCs.

•	You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock.

•	Investors may lose all or part of their investment in us.

•	Changes in interest rates, changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our cost of capital and net investment income.

•	A general increase in interest rates will likely have the effect of increasing our net investment income, which would make it easier for our Adviser to receive incentive fees.

•	A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

•	Our ability to achieve our investment objective depends on our Adviser’s ability to support our investment process; if our Adviser were to lose key personnel or they were to resign, our ability to achieve our investment objective could be significantly harmed.

•	Our business model depends to a significant extent upon strong referral relationships, and the inability of the personnel associated with our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

•	We may face increasing competition for investment opportunities, which could reduce returns and result in losses.

•	A failure on our part to maintain qualification as a BDC would significantly reduce our operating flexibility.

•	Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

•	Changes in laws or regulations governing our operations, including laws and regulations governing cannabis, may adversely affect our business or cause us to alter our business strategy.

•	Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

•	We may be unable to invest a significant portion of the net proceeds from this initial public offering, or any follow-on offering of shares of our common stock, on acceptable terms within an attractive time frame.

•	We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

•	There are significant potential conflicts of interest that could adversely impact our investment returns.

•	If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•	Because we intend to distribute at least 90% of our taxable income each taxable year to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth.

•	We may not be able to pay you distributions, and if we are able to pay you distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

•	We will be subject to corporate-level U.S. federal income tax if we are unable to obtain and maintain qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

•	Our investments in portfolio companies may be risky, and we could lose all or part of our investments.

•	We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and return principal. They may also be illiquid and difficult to value.

•	Some of the loans in which we may invest may be “covenant-lite” loans, which may have a greater risk of loss as compared to investments in or exposure to loans with a complete set of financial maintenance covenants.

•	The lack of liquidity in our investments may adversely affect our business.

•	Defaults by our portfolio companies would harm our operating results.

•	We may not realize gains from our equity investments.

•	We may expose ourselves to risks if we engage in hedging transactions.

•	We have not yet identified most of the portfolio companies we will invest in using the proceeds of this offering.

•	We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

•	Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited, among other reasons, because of the unwillingness or inability of certain financial institutions to transact with cannabis-related companies such as ourselves.

•	Shares of closed-end investment companies, including BDCs, may trade at a discount to their net asset value (“NAV”).

•	The market price of our common stock may fluctuate significantly.

•	Prior to our initial public offering, there will be no public market for our common stock, and we cannot assure you that the market price of shares of our common stock will not decline following our initial public offering.

•	The health and wellness sector is highly regulated and competitive.

•	Risks related to the cannabis and hemp industries may directly or indirectly affect us or our portfolio companies engaged in the cannabis or hemp industries.

o	Cannabis, except for hemp, is currently illegal under U.S. federal law and in other jurisdictions, and strict enforcement of federal laws would likely result in our inability to execute our business plan.

o	Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve significant risks.

o	Our investment opportunities are limited by the current illegality of cannabis under U.S. federal law, and change in the laws, regulations and guidelines that impact the cannabis industry may cause adverse effects on our ability to make investments.

o	The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.

o	Any potential growth in the cannabis industry continues to be subject to new and changing state and local laws and regulations.

o	Change in the laws, regulations and guidelines that impact our portfolio companies’ businesses may cause adverse effects on operations.

o	Portfolio companies operating in a highly regulated business will require significant resources.

o	Portfolio companies may become involved in regulatory or agency proceedings, investigations and audits.

o	Research in the United States, Canada and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in relatively early stages. There have been few clinical trials on the benefits of cannabis or isolated cannabinoids conducted.

o	With respect to portfolio companies operating in the medical and adult-use cannabis markets, the illicit supply of cannabis and cannabis-based products may reduce such sales and impede such company’s ability to succeed in such markets.

o	The cannabis industry faces significant opposition, and any negative trends may adversely affect the business operations of our portfolio companies.

o	The cannabis industry is highly competitive and evolving.

o	The technologies, process and formulations a portfolio company uses may face competition or become obsolete.

o	There is uncertainty in pricing and demand for cannabis-based products.

o	Portfolio companies may have difficulty borrowing from or otherwise accessing the service of banks, which may make it difficult to sell products and services.

o	Portfolio companies may be subject to product liability claims.

o	We, portfolio companies or the cannabis industry more generally may receive unfavorable publicity or become subject to negative consumer or investor perception.

o	Third-parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

o	Portfolio companies may be subject to regulatory, legal or reputational risk associated with potential misuse of their products by their customers.

o	Certain events or developments in the cannabis industry more generally may impact our reputation or the reputation of our portfolio companies.

o	The cannabis industry is subject to the risks inherent in an agricultural business, including the risk of crop failure.

o	There may be a lack of access to U.S. bankruptcy protections for portfolio companies.

See “[Risk Factors]” for a more complete discussion of these and other risks you should carefully consider before deciding to invest in our securities.

Material Conflicts of Interest

Our executive officers and directors, and certain members of our Adviser, serve or may serve as officers, directors or principals of entities that may operate in the same or a related line of business as us or as investment funds managed by our affiliates. For example, SSC presently serves as a manager to several special purpose acquisition companies, or SPACs.  These investment vehicles under management were formed for the purpose of investing in specific private equity transactions, which differ from our mandate.  SSC and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole or in part, to ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. The fact that our investment advisory fees are lower than those of certain other funds, could amplify this conflict of interest.

To the extent an investment opportunity is appropriate for us or any other investment fund managed by our affiliates, and co-investment is not possible, SSC will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity.  Any such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity’s investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our Adviser.

The 1940 Act prohibits us from making certain negotiated co-investments with affiliates, unless we receive an order from the SEC permitting us to do so. SSC and certain of its affiliates expect to submit an exemptive application to the SEC to permit us to co-invest with other funds managed by SSC or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be submitted or obtained. Prior to receiving any such exemptive order from the SEC, SSC will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. These offers will be subject to the exception that, in accordance with SSC’s investment allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by SSC and its affiliates.

SSC’s policies are also designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities if we are able to co-invest, either pursuant to SEC interpretive positions or an exemptive order, with other accounts managed by our Adviser and its affiliates. Generally, under the investment allocation policy, a portion of each opportunity that is appropriate for us and any affiliated fund, which may vary based on asset class and liquidity, among other factors, will be offered to us and such other eligible accounts, as determined by SSC. The investment allocation policy further provides that allocations among us and other eligible accounts will generally be made in accordance with SEC interpretive positions or an exemptive order. SSC seeks to treat all clients fairly and equitably in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain accounts receive allocations where others do not. See “Certain Relationships and Related Party Transactions.”

Corporate Information

Our principal executive offices are located at 660 Madison Avenue, New York, NY 10065 and our telephone number is [                   ]. We maintain a website on the internet at www.[                       ].com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

THE OFFERING

Common Stock Offered by Us	[ ] shares, excluding [ ] shares issuable pursuant to the over-allotment option granted to the underwriters.
Common Stock to be Outstanding After this Offering	[ ] shares, excluding [ ] shares issuable pursuant to the over-allotment option granted to the underwriters.
Use of Proceeds	We plan to use the net proceeds of this offering primarily for loans and equity investments in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within three to six months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace. Pending such investments, we will invest the net proceeds primarily in high-quality, short-term debt securities consistent with our BDC election and our election to be taxed as a RIC. See “Use of Proceeds.”
Proposed [ ] Symbol	“[ ]”
Investment Advisory Fees

SSC will serve as our investment adviser. We will pay SSC a fee for its services under the Investment Advisory Agreement consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of our gross assets (i.e., total assets held before deduction of any liabilities), which includes investments acquired with the use of leverage and excludes cash and cash equivalents. The fact that our base management fee is payable based upon our gross assets may encourage SSC to use leverage to make additional investments. The fair value of derivatives and swaps, which will not necessarily equal the notional value of such derivatives and swaps, will be included in our calculation of gross assets.

The incentive fee consists of two parts. The first part of the incentive fee (the “Incentive Fee on Income”) is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the quarter, subject to a preferred return, or “hurdle,” of 1.75% per quarter (7% annualized), and a “catch up” feature. “Pre-Incentive Fee Net Investment Income,” expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, means interest income, dividend income and any other income (including (i) any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies), (ii) any gain realized on the extinguishment of our own debt and (iii) any other income of any kind that we are required to distribute to our stockholders in order to maintain our RIC status) accrued during the quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under our administration agreement (the “Administration Agreement”), and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that we have not yet received and may never receive in cash if the portfolio company is unable to satisfy its payment obligations to us. The Adviser is not obligated to return the Incentive fee on Income it receives on accrued income that is later determined to be uncollectible in cash. While we may make Incentive Fee on Income payments on income accruals that we may not collect in the future and with respect to which we do not have a “claw back” right against our Adviser, the amount of accrued income written off in any period will reduce our income in the period in which such write-off was taken and thereby may reduce such period’s Incentive Fee on Income payment. The operation of the Incentive Fee on Income for each quarter is as follows:

•

No Incentive Fee on Income is payable to the Adviser in any quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the “hurdle rate” of 1.75%;

•

100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the “hurdle rate,” but is less than or equal to 2.19% in any quarter (8.76% annualized), will be payable to the Adviser. We refer to this portion of our Incentive Fee on Income as the catch up. It is intended to provide an Incentive Fee on Income of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income exceeds 2.19% in any quarter; and

•

For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.19%, the Incentive Fee on Income shall equal 20% of the amount of our Pre-Incentive Fee Net Investment Income, because the preferred return and catch up will have been achieved.

The second part of the incentive fee (the “Incentive Fee on Capital Gains”) is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement) and equals 20% of our realized capital gains on a cumulative basis from inception through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Incentive Fees on Capital Gains.

For purposes of computing the Incentive Fee on Income and the

Incentive Fee on Capital Gains, the calculation methodology will look through derivatives or swaps as if we owned the reference assets directly.

See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee.”

Administration Agreement	SSC will serve as our administrator. We will reimburse our administrator the allocable portion of overhead and other expenses incurred by our administrator in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief financial officer (“CFO”) and chief compliance officer (“CCO”), and their staffs. See “Administration Agreement.”
Lock-up Agreements	[We, our officers and directors, and certain other parties related to SSIC, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of [ ], dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. [ ], in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.]
Distributions	Subsequent to the completion of this offering, and to the extent that we have income available, we intend to make quarterly distributions to our stockholders beginning after our first full quarter of operations. The amount of our distributions, if any, will be determined by our Board of Directors. Any distributions to our stockholders will be declared out of assets legally available for distribution. We anticipate that our distributions will be paid from taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during any fiscal year, a portion of our distributions for such year may constitute a return of capital. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions. However, our Board of Directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects. The specific tax characteristics of our distributions will be reported to stockholders after the end of each calendar year.
Taxation	We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code commencing with our first taxable year after the completion of this offering. Assuming we so qualify, we generally will not pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we timely distribute to our stockholders as dividends. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See “Material U.S. Federal Income Tax Considerations.”
Dividend Reinvestment Plan	We have adopted a dividend reinvestment plan for our stockholders. The dividend reinvestment plan is an “opt out” reinvestment plan. As a result, if we declare a distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of our stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash; however, since their cash distributions will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested distributions. See “Dividend Reinvestment Plan.”
Leverage	We expect to enter into a credit facility in the near future. The use of leverage may be considered a speculative investment technique, makes our NAV more volatile and magnifies the potential for gain and loss on amounts invested, thereby increasing the risks associated with investing in our securities. As a BDC, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% after such borrowing. The fact that our base management fee is payable based upon our gross assets, which would include any investments acquired with the use of leverage, may encourage SSC to use leverage to make additional investments and discourage deleveraging when it would otherwise be advantageous to do so.
Anti-Takeover Provisions	Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third-party from attempting to acquire us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of Our Capital Stock.”
Available Information	After the completion of this offering, we will be required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at www.sec.gov. This information is also available free of charge by contacting us at Silver Spike Investment Corp., 660 Madison Avenue, New York, NY 10065, by telephone at [ ], or on our website at www.[ ].com. The information on this website is not incorporated by reference into this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Silver Spike Investment Corp.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	[ ]%
Offering expenses (as a percentage of offering price)	[ ]%
Dividend reinvestment plan fees (per sales transaction fee)	$[ ]	(1)
Total stockholder transaction expenses (as a percentage of offering price)	[ ]%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees under Investment Advisory Agreement	[ ] %	(2)
Incentive fees under Investment Advisory Agreement	—%	(3)
Interest payments on borrowed funds (including other costs of servicing and offering debt securities)	[ ]%	(4)
Other expenses	[ ]%	(5)
Total annual expenses	[ ]%	(6)

(1)	The expenses of administering our dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees under the plan are paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $[ ] transaction fee plus a $0.[ ] per share brokerage commission from the proceeds. See “Dividend Reinvestment Plan.”

(2)	Reflects the aggregate amount of base management fees we estimate will be payable under our Investment Advisory Agreement during our first year of operations following consummation of this offering, or $[ ] million, which, as required by SEC rules, is calculated based on our projected net assets rather than our gross assets. Our base management fee under the Investment Advisory Agreement is calculated at an annual rate of 1.75% of our projected gross assets (i.e., total assets held before deduction of any liabilities), which includes investments acquired with the use of leverage and excludes cash and cash equivalents (as defined in the notes to our financial statements). See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee.” The fact that our base management fee is payable based upon our gross assets may encourage SSC to use leverage to make additional investments.

(3)	Given that we have not yet commenced operations, we have not estimated the incentive fees under our Investment Advisory Agreement and have assumed this figure to be zero. Based on our current business plan, we anticipate that substantially all of the net proceeds of this offering will be invested within three to six months depending on the availability of investment opportunities that are consistent with our investment objective and other market conditions. As a result, during our first year of operations following consummation of this offering we expect that we will not have any capital gains, but will have interest income that exceeds our quarterly hurdle rate discussed below during the second half of our first year of operations.

The incentive fee consists of two parts. The first part of the incentive fee, the Incentive Fee on Income, which is payable quarterly in arrears, is equal to 20% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a “catch up” provision measured at the end of each quarter. The Incentive Fee on Income is computed and paid on income that may include interest that is accrued but not yet received, and may never be received, in cash. The second part of the incentive fee, the Incentive Fee on Capital Gains, payable at the end of each fiscal year (or upon termination of the Investment Advisory Agreement) in arrears, equals 20% of cumulative realized capital gains from inception to the end of each fiscal year, less cumulative realized capital losses and unrealized capital depreciation from inception to the end of each fiscal year, less the aggregate amount of any previously paid Incentive Fees on Capital Gains for prior periods. See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee.”

(4)	“Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” represent our estimated annual interest payments and other costs of servicing and offering our debt securities and relate to our expected borrowings during our first year of operations following consummation of this offering. Although we expect our borrowings to fluctuate throughout the year, this item is based on estimated average borrowings of approximately $[ ] million and an average cost of borrowings of [ ]%. The amount of leverage that we employ at any particular time will depend on, among other things, our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing. All fees and expenses related to our borrowings, including interest and the costs of issuing and servicing debt securities, will be indirectly borne by the holders of our common stock.

(5)	“Other expenses” are based on estimated amounts for our first full year of operations.

(6)	“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$[ ]	$[ ]	$[ ]	$[ ]

The foregoing example is intended to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the Incentive Fee on Income under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the Incentive Fee on Capital Gains under the Investment Advisory Agreement. The Incentive Fee on Income under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, if our Board authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined according to the following: If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per share of our common stock at the close of regular trading on the [               ] on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of (i) the most recently computed net asset value per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed net asset value per share). See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks set out below are not the only risks we face; however, they discuss the presently known principal risks of investing in our common stock. Additional risks and uncertainties not presently known to us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our NAV and the trading price of our common stock could decline, and you may lose part or all of your investment. The risk factors described below are the principal risk factors associated with an investment in our common stock, as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Risks Relating to Economic Conditions

Economic recessions or downturns, such as the current recession, may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay debt or pay interest.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results. In addition, uncertainty with regard to economic recovery from recessions or downturns could also have a negative impact on our business, financial condition and results of operations.

When recessionary conditions exist, such as the current recession, the financial results of middle-market companies, like those in which we invest, typically experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, there can be reduced demand for certain of our portfolio companies’ products and services and/or other economic consequences, such as decreased margins or extended payment terms. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Such conditions may require us to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performance of certain portfolio companies in the future may be negatively impacted by these economic or other conditions, which may result in our receipt of reduced interest income from our portfolio companies and/or realized and unrealized losses related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Global economic, political and market conditions, including downgrades of the U.S. credit rating, may adversely affect our business, results of operations and financial condition.

The current global financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets and may cause economic uncertainties or deterioration in the United States and worldwide. The impact of downgrades by rating agencies to the U.S. government’s sovereign credit rating or its perceived creditworthiness as well as potential government shutdowns and uncertainty surrounding transfers of power could adversely affect the U.S. and global financial markets and economic conditions. Since 2010, several European Union, or EU, countries have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets. The decision made in the United Kingdom referendum to leave the EU (the so-called “Brexit”) has led to volatility in global financial markets and may lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. While the United Kingdom commenced its withdrawal from the EU on January 31, 2020, the transition and its surrounding negotiations are ongoing, which creates uncertainty, which may lead to continued volatility. Additionally, trade wars and volatility in the U.S. repo market, the U.S. high-yield bond markets, the Chinese stock markets and global markets for commodities may affect other financial markets worldwide. In addition, while recent government stimulus measures worldwide have reduced volatility in the financial markets, volatility may return as such measures are phased out, and the long-term impacts of such stimulus on fiscal policy and inflation remain unknown. We cannot predict the effects of these or similar events in the future on the U.S. and global economies and securities markets or on our investments. We monitor developments in economic, political and market conditions and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time-to-time, capital markets may experience periods of disruption and instability. During such periods of market disruption and instability, we and other companies in the financial services sector may have limited access, if available, to alternative markets for debt and equity capital. Equity capital may be difficult to raise because, subject to some limited exceptions which will apply to us as a BDC, we will generally not be able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. In addition, our ability to incur indebtedness (including by issuing preferred stock) is limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 150% immediately after each time we incur indebtedness. The debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

Given the extreme volatility and dislocation in the capital markets over the past several years, many BDCs have faced, and may in the future face, a challenging environment in which to raise or access capital. In addition, significant changes in the capital markets, including the extreme volatility and disruption over the past several years, has had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving these investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. Our use of leverage will amplify these risks, and we may be forced to liquidate our investments at inopportune times or prices to repay debt. Consequently, we may realize significantly less than the value at which we carry our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

As a result of the United States presidential election, which occurred on November 3, 2020, as of January 2021, the Democratic Party controls the executive branch of government. The Democratic Party also currently controls both the Senate and House of Representatives portions of the legislative branch of government. Changes in federal policy, including tax policies, and at regulatory agencies, occur over time through policy and personnel changes following elections, which lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

Risks Relating to the COVID-19 Pandemic

Global economic, political and market conditions caused by the current public health crisis have (and in the future, could further) adversely affect our business, results of operations and financial condition and those of our portfolio companies.

A novel strain of coronavirus initially appeared in late 2019 and rapidly spread globally, including to the United States. In an attempt to slow the spread of the coronavirus, governments around the world, including the United States, placed restrictions on travel, issued “stay at home” orders and ordered the temporary closure of certain businesses, such as factories and retail stores. Such restrictions and closures impacted supply chains, consumer demand and/or the operations of many businesses. As jurisdictions around the United States and the world continue to experience surges in cases of COVID-19 and governments consider pausing the lifting of or re-imposing restrictions, there is considerable uncertainty surrounding the full economic impact of the coronavirus pandemic and the long-term effects on the U.S. and global financial markets.

Any disruptions in the capital markets, as a result of the COVID-19 pandemic or otherwise, may increase the spread between the yields realized on risk-free and higher risk securities and can result in illiquidity in parts of the capital markets, significant write-offs in the financial sector and re-pricing of credit risk in the broadly syndicated market. These and any other unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. In addition, our success depends in substantial part on the management, skill and acumen of our Adviser, whose operations may be adversely impacted, including through quarantine measures and travel restrictions imposed on its investment professionals or service providers, or any related health issues of such investment professionals or service providers.

In addition, the restrictions and closures and related market conditions resulted in, and if re-imposed in the future, could further result in certain portfolio companies halting or significantly curtailing operations and negative impacts to the supply chains of certain of our portfolio companies. The financial results of middle-market companies, like those in which we invest, experienced deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults, and further deterioration will further depress the outlook for those companies. Further, adverse economic conditions may in the future decrease the value of collateral securing some of our loans and the value of our equity investments. Such conditions may in the future require us to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performance of certain of our portfolio companies in the future may be negatively impacted by these economic or other conditions, which can result in our receipt of reduced interest income from our portfolio companies and/or realized and unrealized losses related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations. In addition, as governments ease COVID-19 related restrictions, certain of our portfolio companies may experience increased health and safety expenses, payroll costs and other operating expenses.

As the potential impact of the coronavirus remains difficult to predict, the extent to which the coronavirus could negatively affect our and our portfolio companies’ operating results or the duration or reoccurrence of any potential business or supply-chain disruption is uncertain. Any potential impact to our results of operations will depend to a large extent on future developments regarding the duration and severity of the coronavirus and the actions taken by governments (including stimulus measures or the lack thereof) and their citizens to contain the coronavirus or treat its impact, all of which are beyond our control.

The COVID-19 pandemic has caused severe disruptions in the global economy and has disrupted financial activity in the areas in which we or our portfolio companies operate.

The COVID-19 pandemic has resulted in widespread outbreaks of illness and numerous deaths, adversely impacted global and U.S. commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak is rapidly evolving, and many countries and localities, including the U.S. and states in which our portfolio companies operate, have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of the COVID-19 pandemic, have created significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries, including industries in which certain of our portfolio companies operate. The impact of the COVID-19 pandemic has led to significant volatility and declines in the global public equity markets and it is uncertain how long this volatility will continue. As the COVID-19 pandemic continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess.

While several countries, as well as certain states in the United States, began to lift or otherwise relax certain public health restrictions during 2020 with a view to partially or fully reopening their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states and countries and could continue to lead to the re-introduction of such restrictions elsewhere. Additionally, as of January 2021, travelers from the United States are not allowed to visit Canada, Australia or the majority of countries in Europe, Asia, Africa and South America. These continued travel restrictions may prolong the global economic downturn. In addition, although the Federal Food and Drug Administration authorized vaccines produced by Pfizer-BioNTech and Moderna for emergency use starting in December 2020, it remains unclear how quickly the vaccines will be distributed nationwide and globally or when “herd immunity” will be achieved and the restrictions that were imposed to slow the spread of the virus will be lifted entirely. The delay in distributing the vaccines could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets.

Risks Relating to Our Business and Structure

We have no operating history and our Adviser is a newly registered investment adviser under the Advisers Act, with no history of managing BDCs.

We were formed in [           ] and have not yet commenced operations. As a result of a lack of operating history, we are subject to many of the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially.

Additionally, our Adviser is a newly registered investment adviser under the Advisers Act, with no history of managing BDCs. The 1940 Act imposes numerous constraints on the operations of BDCs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are generally required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC, which could be material. The Adviser’s lack of experience in managing a portfolio of assets under such constraints may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock.

You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our investment professionals and the Board of Directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because investors are not able to evaluate our investments in advance of purchasing shares of our common stock, an investment in shares of our common stock may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objective related to portfolio diversification, risk-adjusted investment returns and other objectives.

Changes in interest rates, changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our NAV and the market price of our common stock. [The majority of our debt investments are expected to have variable interest rates that reset periodically based on benchmarks such as LIBOR, the federal funds rate or prime rate.] An increase in interest rates may make it more difficult for our portfolio companies to service their obligations under the debt investments that we will hold and increase defaults even where our investment income increases. Rising interest rates could also cause borrowers to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. Additionally, as interest rates increase and the corresponding risk of a default by borrowers increases, the liquidity of higher interest rate loans may decrease as fewer investors may be willing to purchase such loans in the secondary market in light of the increased risk of a default by the borrower and the heightened risk of a loss of an investment in such loans. Decreases in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities.

Conversely, if interest rates decline, borrowers may refinance their loans at lower interest rates, which could shorten the average life of the loans and reduce the associated returns on the investment, as well as require our Adviser and the investment professionals to incur management time and expense to re-deploy such proceeds, including on terms that may not be as favorable as our existing loans.

In addition, because we borrow to fund our investments, a portion of our net investment income is dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings may have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined (to the extent it continues beyond 2021). Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities, including investments in any LIBOR-indexed, floating-rate debt securities and our borrowings.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions, is considering replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR. Any transition away from LIBOR to alternative reference rates is complex and could have a material adverse effect on our business, financial condition and results of operations, including as a result of any changes in the pricing of our investments, changes to the documentation for certain of our investments and the pace of such changes, disputes and other actions regarding the interpretation of current and prospective loan documentation or modifications to processes and systems.

It remains unclear whether the cessation of LIBOR will be delayed due to COVID-19 or what form any delay may take, and there are no assurances that there will be a delay. It is also unclear what the duration and severity of COVID-19 will be, and whether this will impact LIBOR transition planning. COVID-19 may also slow regulators’ and others’ efforts to develop and implement alternative reference rates, which could make LIBOR transition planning more difficult, particularly if the cessation of LIBOR is not delayed but an alternative reference rate does not emerge as industry standard. In anticipation of the cessation of LIBOR, we may need to renegotiate our credit facilities and any credit agreements extending beyond 2021 with our prospective portfolio companies that utilize LIBOR as a factor in determining the interest rate or rely on certain fallback provisions that cause the interest rate to shift to the base rate plus a margin. Any such renegotiations may have a material adverse effect on our business, financial condition and results of operations, including as a result of changes in interest rates payable to us by our portfolio companies or payable by us under our credit facilities.

A general increase in interest rates will likely have the effect of increasing our net investment income, which would make it easier for our Adviser to receive Incentive Fees on Income.

Any general increase in interest rates would likely have the effect of increasing the interest rate that we receive on many of our debt investments. Accordingly, a general increase in interest rates may make it easier for our Adviser to meet the quarterly hurdle rate for payment of Incentive Fees on Income under the Investment Advisory Agreement and may result in a substantial increase in the amount of the Incentive Fees on Income payable to our Adviser.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in good faith by our Board of Directors. Typically, there is not a public market for the securities of the privately held companies in which we will invest. As a result, we value these securities quarterly at fair value as determined in good faith by our Board of Directors. The fair value of such securities may change, potentially materially, between the date of the fair value determination by our Board of Directors and the release of the financial results for the corresponding period or the next date at which fair value is determined.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. In addition, any investments that include OID or PIK interest may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of their deferred payments and the value of their underlying collateral. Due to these uncertainties, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated NAV would pay a higher price than the realizable value of our investments might warrant.

In addition, the participation of the investment professionals in the valuation process, and the indirect pecuniary interest of [                    ], an interested member of our Board of Directors, in the Adviser could result in a conflict of interest as the management fee payable to our Adviser is based on our gross assets and the Incentive Fees on Capital Gains payable to the Adviser will be based, in part, on unrealized losses.

Our ability to achieve our investment objective will depend on our Adviser’s ability to support our investment process; if our Adviser were to lose key personnel or they were to resign, our ability to achieve our investment objective could be significantly harmed.

We depend on the investment expertise, skill and network of business contacts of the senior personnel of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Key personnel of our Adviser have departed in the past and current key personnel could depart at any time. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in adequate number and of adequate sophistication to match the corresponding flow of transactions. The departure of key personnel or of a significant number of the investment professionals or partners of our Adviser could have a material adverse effect on our ability to achieve our investment objective. Our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process and may not be able to find investment professionals in a timely manner or at all.

In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice. If we are unable to quickly find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, our operations are likely to experience a disruption and our ability to achieve our investment objective and pay distributions would likely be materially and adversely affected.

Our business model depends to a significant extent upon strong referral relationships, and the inability of the personnel associated with our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that personnel associated with our Adviser will maintain and develop their relationships with intermediaries, banks and other sources, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If these individuals fail to maintain their existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow or maintain our investment portfolio. In addition, individuals with whom the personnel associated with our Adviser have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us. The failure of the personnel associated with our Adviser to maintain existing relationships, grow new relationships, or for those relationships to generate investment opportunities could have an adverse effect on our business, financial condition and results of operations.

We may face increasing competition for investment opportunities, which could reduce returns and result in losses.

We compete for investments with other BDCs, public and private funds (including hedge funds, mezzanine funds and CLOs) and private equity funds (to the extent they provide an alternative form of financing), as well as traditional financial services companies such as commercial and investment banks, commercial financing companies and other sources of financing. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, except in situations described below, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private fund managed by our Adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may also invest alongside funds managed by our Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the staff of the SEC permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our Adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. See “Certain Relationships and Related Party Transactions.”

A failure on our part to maintain qualification as a BDC would significantly reduce our operating flexibility.

If we fail to continuously qualify as a BDC, we might be subject to regulation as a registered closed-end investment company under the 1940 Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on Business Development Companies by the 1940 Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a BDC, see the disclosure under the caption “Regulation — Business Development Company Regulations.”

Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders at least 90% of our taxable income each taxable year, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we would be subject to income taxes at the corporate rate on such deemed distributions on behalf of our stockholders.

As a BDC, we are required to invest at least 70% of our total assets primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment.

As a BDC, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such incurrence or issuance. These requirements limit the amount that we may borrow, may unfavorably limit our investment opportunities and may reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. As a result of these requirements we need to periodically access the capital markets to raise cash to fund new investments at a more frequent pace than our privately owned competitors. We generally are not able to issue or sell our common stock at a price below NAV per share, which may be a disadvantage as compared with other public companies or private investment funds. When our common stock trades at a discount to NAV, this restriction could adversely affect our ability to raise capital. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale in accordance with the requirements of the 1940 Act. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any underwriting commission or discount). We cannot assure you that equity financing will be available to us on favorable terms, or at all.  If additional funds are not available to us, we could be forced to curtail or cease new investment activities.

We also may make rights offerings to our stockholders at prices less than NAV, subject to applicable requirements of the 1940 Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and such stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on terms favorable to us or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The 1940 Act also may impose restrictions on the structure of any securitization.

The Incentive Fee on Capital Gains may be effectively greater than 20%.

As a result of the operation of the cumulative method of calculating the Incentive Fee on Capital Gains that we will pay to our Adviser, the cumulative aggregate capital gains fee that will be received by our Adviser could be effectively greater than 20%, depending on the timing and extent of subsequent net realized capital losses or net unrealized depreciation. For additional information on this calculation, see the disclosure in footnote 2 to Example 2 under the caption “Investment Advisory Agreement — Management Fee — Incentive Fee.” We cannot predict whether, or to what extent, this anticipated payment calculation would affect your investment in shares of our common stock.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, NAV, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose part or all of your investment.

Changes in laws or regulations governing our operations, including laws and regulations governing cannabis, may adversely affect our business or cause us to alter our business strategy.

We and our anticipated portfolio companies will be subject to regulation at the local, state and federal level, including laws and regulations governing cannabis by state and federal governments. See “— Risks Related to the Cannabis and Hemp Industries” below. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we may be permitted to make or that impose limits on our ability to pledge a significant amount of our assets to secure loans or that restrict the operations of a portfolio company, any of which could harm us and our stockholders and the value of our investments, potentially with retroactive effect. For example, certain provisions of the Dodd-Frank Act, which influences many aspects of the financial services industry, have been amended or repealed and the Code has been substantially amended and reformed. Any amendment or repeal of legislation, or changes in regulations or regulatory interpretations thereof, could create uncertainty in the near term, which could have a material adverse impact on our business, financial condition and results of operations.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law (“MGCL”), our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors.  Under our charter, certain charter amendments and certain transactions such as a merger, conversion of the Company to an open-end company, liquidation, or other transactions that may result in a change of control of us, must be approved by stockholders entitled to cast at least [     ]% of the votes entitled to be cast on such matter, unless the matter has been approved by at least [     ]% of our “continuing directors,” as defined in our charter. Also, we are subject to Subtitle 6 of Title 3 of the MGCL, the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our directors who are not “interested persons,” as defined in the 1940 Act. If the resolution exempting business combinations is repealed or our Board of Directors does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such a transaction. We are subject to Subtitle 7 of Title 3 of the MGCL, the Maryland Control Share Acquisition Act. The Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms and provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, including preferred shares; to cause the issuance of additional shares of our stock of any class or series; and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock of any class or series that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that could give the holders of our shares the opportunity to realize a premium over the value of our shares or otherwise be in their best interest.

Our Board of Directors is authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under the MGCL and our charter, our Board of Directors is authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, our Board of Directors will be required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote as a separate class from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion; provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on an investment in our common stock.

We are subject to risks associated with communications and information systems.

We depend on the communications and information systems of our Adviser and its affiliates as well as certain third-party service providers. As these systems became more important to our business, the risks posed to these communications and information systems have continued to increase. Any failure or interruption in these systems could cause disruptions in our activities, including because we do not maintain any such systems of our own. In addition, these systems are subject to potential attacks, including through adverse events that threaten the confidentiality, integrity or availability of our information resources. These attacks, which may include cyber incidents, may involve a third-party gaining unauthorized access to our communications or information systems for purposes of misappropriating assets, stealing confidential information related to our operations or portfolio companies, corrupting data or causing operational disruption. Any such attack could result in disruption to our business, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to invest a significant portion of the net proceeds from this initial public offering, or any follow-on offering of shares of our common stock, on acceptable terms within an attractive time frame.

Delays in investing the net proceeds raised in this initial public offering or any follow-on offering of shares of our common stock may cause our performance to be worse than that of other fully invested Business Development Companies or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this initial public offering or any follow-on offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it may take us a substantial period of time to invest substantially all of the net proceeds of this initial public offering, or any follow-on offering, in securities meeting our investment objective. During this period, we will invest the net proceeds from this initial public offering or any follow-on offering primarily in high-quality, short-term debt securities, consistent with our BDC election and our election to be taxed as a RIC, at yields significantly below the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. In addition, until such time as the net proceeds of this initial public offering or any follow-on offering are invested in securities meeting our investment objective, the market price for our common stock may decline. Thus, the return on your investment may be lower than when, if ever, our portfolio is fully invested in securities meeting our investment objective.

We may experience fluctuations in our quarterly results.

We may experience fluctuations in our quarterly results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we may acquire, changes in accrual status of our portfolio company investments, distributions, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our market and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As a result, we intend to take advantage of the exemption for emerging growth companies allowing us to temporarily forgo the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act.”). We cannot predict if investors will find shares of our common stock less attractive because we will rely on this exemption. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (b) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. We may identify deficiencies in our internal control over financial reporting in the future, including significant deficiencies and material weaknesses. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal control on financial reporting on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not detect. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We will incur significant costs as a result of being a publicly traded company.

As a publicly traded company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the

Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, and other rules implemented by the SEC and the listing standards of the [                 ]. Upon ceasing to qualify as an emerging growth company under the JOBS Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will increase costs associated with our periodic reporting requirements.

Risks Relating to Conflicts of Interests

Our incentive fee may induce our Adviser to make speculative investments.

The incentive fee that will be payable by us to our Adviser may create an incentive for our Adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns. The Incentive Fee on Income is based on a percentage of our net investment income (subject to a hurdle rate), which may encourage our Adviser to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the hurdle rate is exceeded and may result in an obligation for us to pay an Incentive Fee on Income to the Adviser even if we have incurred a loss for an applicable period.

The Incentive Fee on Income that will be payable by us to our Adviser also may create an incentive for our Adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the investment’s term, if at all. Our net investment income used to calculate the Incentive Fee on Income, however, will include accrued interest. Thus, a portion of the Incentive Fee on Income would be based on income that we will have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us. The Adviser is not obligated to return the Incentive Fee on Income it receives on accrued interest that is later determined to be uncollectible in cash. While we may make Incentive Fee on Income payments on income accruals that we may not collect in the future and with respect to which we do not have a “claw back” right against our Adviser, the amount of accrued income written off in any period will reduce our income in the period in which such write-off was taken and thereby may reduce such period’s Incentive Fee on Income payment.

In addition, our Adviser may be entitled to receive an Incentive Fee on Capital Gains based upon net capital gains realized on our investments. Unlike the Incentive Fee on Income, there will be no performance threshold applicable to the Incentive Fee on Capital Gains. As a result, our Adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

Given the subjective nature of the investment decisions made by our Adviser on our behalf, we will be unable to monitor these potential conflicts of interest between us and our Adviser.

Our base management fee may induce our Adviser to incur leverage.

Our base management fee will be payable based upon our gross assets, which would include any borrowings for investment purposes, and which may encourage our Adviser to use leverage to make additional investments. Given the subjective nature of the investment decisions that our Adviser may make on our behalf and the discretion related to incurring leverage in connection with any such investments, we will be unable to monitor this potential conflict of interest between us and our Adviser.

There are significant potential conflicts of interest that could adversely impact our investment returns.

Our executive officers and directors, and certain members of our Adviser, serve or may serve as officers, directors or principals of entities that may operate in the same or a related line of business as us or as investment funds managed by our affiliates. For example, SSC presently serves as a manager to several special purpose acquisition companies, or SPACs. These investment vehicles under management were formed for the purpose of investing in specific private equity transactions, which differ from our mandate.  SSC and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole or in part, to ours. Therefore, there may be certain investment opportunities that satisfy the investment criteria for us as well as private investment funds advised by SSC or its affiliates. In addition, SSC and its affiliates may have obligations to investors in other entities that they advise or sub-advise, the fulfillment of which might not be in the best interests of us or our stockholders. An investment in us is not an investment in any of these other entities.

For example, the personnel of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds and accounts. Moreover, the Adviser and the investment professionals are engaged in other business activities which divert their time and attention. The investment professionals will devote as much time to us as such professionals deem appropriate to perform their duties in accordance with the Investment Advisory Agreement. However, such persons may be committed to providing investment advisory and other services for other clients, and engage in other business ventures in which we have no interest. As a result of these separate business activities, the Adviser may have conflicts of interest in allocating management time, services and functions among us, other advisory clients and other business ventures.

SSC has investment allocation guidelines that govern the allocation of investment opportunities among the investment funds and accounts managed or sub-advised by SSC and its affiliates. To the extent an investment opportunity is appropriate for us or any other investment fund or account managed or sub-advised by SSC or its affiliates, SSC will adhere to its investment allocation guidelines in order to determine a fair and equitable allocation.

Although SSC will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our Adviser. We might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by SSC and its affiliates. SSC seeks to treat all clients fairly and equitably such that none receive preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.

Pursuant to the Investment Advisory Agreement, our Adviser’s liability is limited and we are required to indemnify our Adviser against certain liabilities. This may lead our Adviser to act in a riskier manner in performing its duties and obligations under the Investment Advisory Agreement than it would if it were acting for its own account, and creates a potential conflict of interest.

Pursuant to the Administration Agreement, SSC furnishes us with the facilities, including our principal executive office, and administrative services necessary to conduct our day-to-day operations. We pay SSC its allocable portion of overhead and other expenses incurred by SSC in performing its obligations under the Administration Agreement, including, without limitation, a portion of the rent at market rates and the compensation of our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs).

Risks Relating to Our Use of Leverage and Credit Facilities

If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. If we use leverage to partially finance our investments, through borrowings from banks and other lenders, you will experience increased risks of investing in our common stock, including the likelihood of default. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause our net income to decline more sharply than it would have had we not borrowed. To the extent we incur additional leverage, these effects would be further magnified, increasing the risk of investing in us. Such a decline could negatively affect our ability to make common stock distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and we only intend to use leverage if expected returns will exceed the cost of borrowing.

Historically, as a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 150%. For example, under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity. If we were to incur such leverage, our NAV will decline more sharply if the value of our assets declines than if we had not incurred such leverage.

Any credit facility we may enter into in the future would likely subject all or significant amounts of our assets to security interests and if we default on our obligations under such a credit facility, we may suffer adverse consequences, including foreclosure on our assets.

If we enter into a secured credit facility, all or significant amounts of our assets would likely be pledged as collateral to secure borrowings thereunder. If we default on our obligations under such a facility, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we intend to operate. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the dividends that we intend to pay to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under a secured credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under such facility.

The current period of capital markets disruption and economic uncertainty may make it difficult to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Our ability to obtain new indebtedness or refinance existing indebtedness may be limited because of the unwillingness or inability of certain financial institutions to transact with cannabis-related companies such as ourselves, and we may be forced to liquidate our investments at inopportune times or prices to repay debt. See“— Risks Related to the Cannabis and Hemp Industries” below.

Risks Relating to Distributions

Because we intend to distribute at least 90% of our taxable income each taxable year to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders at least 90% of our taxable income each taxable year, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we would be subject to income taxes at the corporate rate applicable to net capital gains on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. Because we will continue to need capital to grow our investment portfolio, these limitations together with the asset coverage requirements applicable to us may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

We may not be able to pay you distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We intend to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or periodic increases in cash distributions. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our ability to be subject to tax as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future.

When we make distributions, our distributions generally will be treated as dividends for U.S. federal income tax purposes to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a stockholder’s basis in our stock and, assuming that a stockholder holds our stock as a capital asset, thereafter as a capital gain. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of shares of our common stock or from borrowings in anticipation of future cash flow, which could constitute a return of stockholders’ capital and will lower such stockholders’ tax basis in our shares, which may result in increased tax liability to stockholders when they sell or otherwise dispose of such shares. The tax liability incurred by such stockholders upon the sale or other disposition of shares of our common stock may increase even if such shares are sold at a loss. Distributions from offering proceeds also could reduce the amount of capital we ultimately have available to invest in portfolio companies.

We will be subject to corporate-level U.S federal income tax if we are unable to obtain and maintain our qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To obtain and maintain our status as a RIC and be relieved of U.S. federal taxes on income and gains distributed to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements:

•	The annual distribution requirement will be satisfied if we distribute to our stockholders each taxable year an amount generally at least equal to 90% of the sum of our net taxable income plus realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the annual distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus could become subject to corporate-level income tax.

•	The 90% gross income test will be satisfied if we earn at least 90% of our gross income for each taxable year from dividends, interest, gains from the sale of stock or securities or similar sources.

•	The diversification test will be satisfied if, at the end of each quarter of our taxable year, at least 50% of the value of our assets consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could cause us to incur substantial losses.

If we fail to be treated as a RIC and are subject to entity-level U.S. federal corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we are required to recognize income for U.S. federal income tax purposes before or without receiving cash representing such income.

For U.S. federal income tax purposes, we generally may be required to include in income certain amounts that we will have not yet received in cash, such as OID or certain income accruals on contingent payment debt instruments, which may occur if we receive warrants in connection with the origination of a loan or possibly in other circumstances. Such OID is generally required to be included in income before we receive any corresponding cash payments. In addition, our loans may contain PIK interest provisions. Any PIK interest, computed at the contractual rate specified in each loan agreement, is generally required to be added to the principal balance of the loan and recorded as interest income. We also may be required to include in income certain other amounts that we do not receive, and may never receive, in cash. To avoid the imposition of corporate-level tax on us, this non-cash source of income may need to be distributed to our stockholders in cash or, in the event we determine to do so, in shares of our common stock, even though we may have not yet collected and may never collect the cash relating to such income.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to be relieved of entity-level U.S. federal taxes on income and gains distributed to our stockholders. Accordingly, we may have to sell or otherwise dispose of some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to satisfy the annual distribution requirement and thus become subject to corporate-level U.S. federal income tax.

We may in the future choose to pay distributions partly in our own stock, in which case you may be subject to tax in excess of the cash you receive.

We may distribute taxable distributions that are payable in part in our stock. In accordance with certain applicable U.S. Treasury regulations and other related administrative pronouncements issued by the Internal Revenue Service, or the IRS, a RIC may be eligible to treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder is permitted to elect to receive his or her entire distribution in either cash or stock of the RIC, subject to the satisfaction of certain guidelines. If too many stockholders elect to receive cash (which generally may not be less than 20% of the value of the overall distribution), each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the distribution paid in stock generally will be equal to the amount of cash that could have been received instead of stock. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of their share of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be subject to tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, such sales may put downward pressure on the trading price of our stock.

Risks Relating to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or parts of our investments.

The companies in which we intend to invest will typically be highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as “high-yield” and “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. In addition, some of the loans in which we may invest may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with a complete set of financial maintenance covenants. Investing in middle-market companies involves a number of significant risks.

Certain of our debt investments may consist of debt securities for which issuers are not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. Increases in interest rates may affect the ability of our portfolio companies to repay debt or pay interest, which may in turn affect the value of our portfolio investments, and our business, financial condition and results of operations.

Among other things, portfolio companies:

•	may have limited financial resources, may have limited or negative EBITDA and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investments, as well as a corresponding decrease in the value of the equity components of our investments;

•	may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	may operate in regulated industries and/or provide services to federal, state or local governments, or operate in industries that provide services to regulated industries or federal, state or local governments, any of which could lead to delayed payments for services or subject the company to changing payment and reimbursement rates or other terms;

•	may not have collateral sufficient to pay any outstanding interest or principal due to us in the event of a default by these companies;

•	are more likely to depend on the management talents and efforts of a small group of people; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•	may have difficulty borrowing or otherwise accessing the capital markets to fund capital needs, which may be more acute because such companies are operating in the cannabis industry, and which limit their ability to grow or repay outstanding indebtedness at maturity (see “— Risks Related to the Cannabis and Hemp Industries” below);

•	may not have audited financial statements or be subject to the Sarbanes-Oxley Act and other rules that govern public companies;

•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	generally have less publicly available information about their businesses, operations and financial condition.

These factors may make certain of our portfolio companies more susceptible to the adverse effects of the COVID-19 pandemic and resulting government regulations. As a result of the limitations associated with certain portfolio companies, we must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. In addition, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

Finally, as noted above, little public information generally exists about privately owned companies, and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies.

To the extent OID and PIK interest constitute a portion of our income, we may be exposed to higher risks with respect to such investments.

Our investments may include OID and contractual PIK interest, which typically represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	OID and PIK instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;

•	OID and PIK accruals may create uncertainty about the source of our distributions to stockholders;

•	OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral;

•	OID and PIK instruments may represent a higher credit risk than coupon loans; and

•	Our net investment income used to calculate the Incentive Fee on Income will include OID and PIK interest, and the Adviser is not obligated to return the Incentive Fee on Income it receives on OID and PIK interest that is later determined to be uncollectible in cash.

If we acquire the securities and obligations of distressed or bankrupt companies, such investments may be subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than-expected investment values or income potentials and resale restrictions.

We may acquire the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for our stockholders may be diminished, particularly where the portfolio company has negative EBITDA.

We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied, whether through liquidation, an exchange offer or a plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation. In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt held by us, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.

Moreover, any securities received by us upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.

Our portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.

The loans we anticipate holding in our investment portfolio may be prepaid at any time, generally with little advance notice. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change, we do not know when, and if, prepayment may be possible for each portfolio company. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.

The lack of liquidity in our investments may adversely affect our business.

We intend to invest in companies whose securities are not publicly traded, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. In fact, all of our assets may be invested in illiquid securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments and suffer losses. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. In addition, we may also face restrictions on our ability to liquidate our investments if our Adviser or any of its affiliates have material nonpublic information regarding the portfolio company.

We may not have the funds or ability to make additional investments in our portfolio companies.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through a follow-on investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may reduce the expected yield on the investment or may impair the value of our investment in any such portfolio company.

Portfolio companies may be highly leveraged.

We invest primarily in first lien loans issued by middle-market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Our portfolio companies may incur debt that ranks equally with, or senior to, some of our investments in such companies.

We will invest primarily in senior secured loans, including unitranche and second lien debt instruments, as well as unsecured debt instruments, issued by our portfolio companies. If we invest in unitranche, second lien, or unsecured debt instruments, our portfolio companies typically may be permitted to incur other debt that ranks equally with, or senior to, such debt instruments. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we will be entitled to receive payments in respect of the debt securities in which we will invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. In such cases, after repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we will invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

The disposition of our investments may result in contingent liabilities.

In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may structure some of our investments as senior loans, if one of our portfolio companies were to enter bankruptcy proceedings, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors, depending on the facts and circumstances, including the extent to which we actually provide managerial assistance to that portfolio company. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Second priority liens on collateral securing loans that we may make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we may make to portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions may be taken with respect to the collateral and will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event such portfolio companies default on their indebtedness.

We may make unsecured debt investments in portfolio companies. Unsecured debt investments are unsecured and junior to other indebtedness of the portfolio company. As a consequence, the holder of an unsecured debt investment may lack adequate protection in the event the portfolio company becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the portfolio company defaults on its indebtedness. In addition, unsecured debt investments of middle-market companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.

We may need to foreclose on loans that are in default, which could result in losses.

We may find it necessary to foreclose on loans that are in default. Foreclosure processes are often lengthy and expensive. Results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of our loan or the priority or perfection of our security interests. Our borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no merit, in an effort to prolong the foreclosure action and seek to force us into a modification or buy-out of our loan for less than we are owed. Additionally, the transfer of certain collateral to us may be limited or prohibited by applicable laws and regulations. See “—The loans that we expect to make may be secured by collateral that is, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.” For transferable collateral, foreclosure or other remedies available may be subject to certain laws and regulations, including the need for regulatory disclosure and/or approval of such transfer. If federal law were to change to permit cannabis companies to seek federal bankruptcy protection, the applicable borrower could file for bankruptcy, which would have the effect of staying the foreclosure actions and delaying the foreclosure processes and potentially result in reductions or discharges of debt owed to us. Foreclosure may create a negative public perception of the collateral, resulting in a diminution of its value. Even if we are successful in foreclosing on collateral securing our loan, the liquidation proceeds upon sale of the collateral may not be sufficient to recover our loan. Any costs or delays involved in the foreclosure or a liquidation of the collateral will reduce the net proceeds realized and, thus, increase the potential for loss.

In the event a borrower defaults on any of its obligations to us and such debt obligations are equitized, we may not have the ability to hold such equity interests legally under federal law, which may result in additional losses on our loans in such entity.

The loans that we expect to make may be secured by collateral that is, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

The loans that we expect to make may be secured by collateral that is, and will be, subject to various legal and regulatory requirements, and we would be subject to such requirements if such collateral was foreclosed upon. Due to current legal requirements, we will not own equity securities in companies that are not compliant with all applicable laws and regulations within the jurisdiction in which they are located or operate, including federal laws. While our loan agreements and related mortgages provide for foreclosure remedies, receivership remedies and/or other remedies that would allow us to cause the sale or other realization of collateral, the regulatory requirements and statutory prohibitions related to equity investments in cannabis companies may cause significant delays or difficulties in realizing upon the expected value of such collateral. Our inability to realize the full value of such collateral could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, applicable legal requirements may prevent us from possessing or realizing the value of other collateral securing our loans, such as real property or merchandise. We make no assurance that existing regulatory policies will not materially and adversely affect the value or availability to us of all such collateral, or that additional regulations will not be adopted that would increase such potential material adverse effect.

We may incur greater risk with respect to investments we acquire through assignments or participations of interests.

Although we intend to originate a substantial portion of our loans, we may acquire loans through assignments or participations of interests in such loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser’s rights can be more restricted than those of the assigning institution, and we may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest and not directly with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, we will not be able to conduct the same level of due diligence on a borrower or the quality of the loan with respect to which we are buying a participation as we would conduct if we were investing directly in the loan. This difference may result in us being exposed to greater credit or fraud risk with respect to such loans than we expected when initially purchasing the participation.

We generally do not expect to control our portfolio companies.

We generally do not expect to control our portfolio companies. As a result, we may be subject to the risk that a portfolio company may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor, including actions that could decrease the value of our investment. Due to the lack of liquidity for our anticipated investments, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation.

Defaults by our portfolio companies would harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, some of the loans in which we may invest may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with a complete set of financial maintenance covenants.

We may write down the value of a portfolio company investment upon the worsening of the financial condition of the portfolio company or in anticipation of a default, which could also have a material adverse effect on our business, financial condition and results of operations.

Our portfolio companies may experience financial distress and our investments in such companies may be restricted.

Our portfolio companies may experience financial distress from time to time. Debt investments in such companies may cease to be income-producing, may require us to bear certain expenses to protect our investment and may subject us to uncertainty as to when, in what manner and for what value such distressed debt will eventually be satisfied, including through liquidation, reorganization or bankruptcy. Any restructuring can fundamentally alter the nature of the related investment, and restructurings may not be subject to the same underwriting standards that our Adviser employs in connection with the origination of an investment. In addition, we may write down the value of our investment in any such company to reflect the status of financial distress and future prospects of the business. Any restructuring could alter, reduce or delay the payment of interest or principal on any investment, which could delay the timing and reduce the amount of payments made to us. For example, if an exchange offer is made or plan of reorganization is adopted with respect to the debt securities we currently hold, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will have a value or income potential similar to what we anticipated when our original investment was made or even at the time of restructuring. Restructurings of investments might also result in extensions of the term thereof, which could delay the timing of payments made to us, or we may receive equity securities, which may require significantly more of our management’s time and attention or carry restrictions on their disposition. We cannot assure you that any particular restructuring strategy pursued by our Adviser will maximize the value of or recovery on any investment.

We may not realize gains from our equity investments.

Certain investments we may make may include warrants or other equity securities. In addition, we may make direct equity investments in companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we may receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from the equity interests we may hold, and any gains that we do realize on the disposition of any such equity interests may not be sufficient to offset any other losses we may experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

We are subject to certain risks associated with foreign investments.

We may make investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in foreign exchange rates, exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Foreign investment risk may be particularly high to the extent that we invest in securities of issuers based in or securities denominated in the currencies of emerging market countries. These securities may present market, credit, currency, liquidity, legal, political and other risks different from, and greater than, the risks of investing in developed foreign countries.

In addition, such foreign investments generally do not constitute “qualifying assets” under the 1940 Act.

Our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our business as a whole.

We may expose ourselves to risks if we engage in hedging transactions.

Subject to applicable provisions of the 1940 Act and applicable regulations promulgated by the Commodity Futures Trading Commission, we may enter into hedging transactions, which may expose us to risks associated with such transactions. Such hedging may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions and amounts due under any credit facility from changes in currency and market interest rates. Use of these hedging instruments may include counterparty credit risk. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions and amounts due under any credit facility or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of any hedging transactions, if any, will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings or credit facilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also “— Changes in interest rates, changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our cost of capital and net investment income.”

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore have few restrictions with respect to the proportion of our assets that may be invested in securities of a single industry or issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single industry or issuer, excluding limitations on investments in other investment companies. To the extent that we assume large positions in the securities of a small number of industries or issuers, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the security, industry or issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond RIC diversification requirements, we will not have fixed guidelines for diversification, and our investments could be concentrated in relatively few industries or issuers.

We have not yet identified most of the portfolio companies we will invest in using the proceeds of this offering.

We have not yet identified most of the portfolio investments that we will acquire with the proceeds of this offering. We have significant flexibility in investing the net proceeds of this offering and any future offering, and may do so in a way with which you may not agree. Additionally, our Adviser will select our investments subsequent to the closing of this offering, and our stockholders will have no input with respect to such investment decisions. Further, other than general limitations that may be included in a future credit facility, the holders of our debt securities will generally not have veto power or a vote in approving any changes to our investment or operational policies. These factors increase the uncertainty, and thus the risk, of investing in our common stock. In addition, pending such investments, we will invest the net proceeds from this offering primarily in high-quality, short-term debt securities, consistent with our BDC election and our election to be taxed as a RIC, at yields significantly below the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. If we are not able to identify or gain access to suitable investments, our income may be limited.

We may enter into total return swap agreements which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may enter into a total return swap (“TRS”) directly or through a wholly-owned financing subsidiary. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

A TRS may enable us to obtain the economic benefit of owning assets subject to the TRS, without actually owning them, in return for an interest type payment to the counterparty. As such, the TRS would be analogous to us borrowing funds to acquire assets and incurring interest expense to a lender.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, we may incur certain costs in connection with a TRS that could in the aggregate be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. We may be required to post cash collateral amounts to secure our obligations to the counterparty under a TRS. The counterparty, however, may not be required to collateralize any of its obligations to us under a TRS. We would bear the risk of depreciation with respect to the value of the assets underlying a TRS and may be required under the terms of a TRS to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by us would be determined primarily on the basis of the aggregate value of the underlying assets.

If the counterparty chooses to exercise its termination rights under a TRS, it is possible that, because of adverse market conditions existing at the time of such termination, we will owe more to the counterparty (or will be entitled to receive less from the counterparty) than we would otherwise have if we controlled the timing of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See “— Risks Related to Our Use of Leverage and Credit Facilities” above.

The fair value of a TRS, which will not necessarily equal the notional value of such TRS, will be included in our calculation of gross assets for purposes of computing the base management fee. For purposes of computing the Incentive Fee on Income and the Incentive Fee on Capital Gains, the calculation methodology will look through any TRS as if we owned the reference assets directly. See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee.”

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of a TRS, less the initial amount of any cash collateral required to be posted by the Company or its wholly-owned financing subsidiary under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to a TRS in the future in accordance with any applicable new rules or interpretations adopted by the SEC or its staff. In particular, the Company’s treatment of a TRS may be impacted by the recently adopted SEC rule regarding derivatives use by a BDC, as described below.

Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying a TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to a TRS in the future in accordance with any applicable new rules or interpretations adopted by the SEC or its staff. In particular, the Company’s treatment of a TRS may be impacted by the recently adopted SEC rule regarding derivatives use by a BDC, as described below.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited, among other reasons, because of the unwillingness or inability of certain financial institutions to transact with cannabis-related companies such as ourselves.

In November 2020, the SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations. Under the newly adopted rules, BDCs that use derivatives will be subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

Our ability to enter into derivatives transactions may be limited because of the unwillingness or inability of certain financial institutions to transact with cannabis-related companies such as ourselves.

The health and wellness sector is highly regulated and competitive.

The health and wellness sector is highly regulated, and the production, packaging, labeling, advertising, distribution, licensing and/or sale of health and wellness products and services may be subject to regulation by several U.S. federal agencies, including the U.S. Food and Drug Administration (the “FDA”), the Federal Trade Commission, the Consumer Product Safety Commission, and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which such products and services are offered or are sold. Government regulations may prevent or delay the introduction or require design modifications of these products. Regulatory authorities may not accept the evidence of safety presented for existing or new products or services that a health and wellness company may wish to market, or they may determine that a particular product or service presents an unacceptable health risk. If health and wellness companies are unable to obtain regulatory approval or fail to comply with these regulatory requirements, the financial condition of such companies could be adversely affected.

There can be no assurance that future changes in government regulation will not adversely affect health and wellness companies. The health and wellness sector is highly competitive and an emerging health and wellness company may be unable to compete effectively. Health and wellness companies are particularly susceptible to unfavorable publicity or client rejection of products, which could reduce sales of products or services. Safety, quality and efficacy standards are extremely important for health and wellness companies. If a health and wellness company fails to meet these standards, its reputation could be damaged, it could lose customers, and its revenue and results of operations could decline.

Risks Relating to the Cannabis and Hemp Industries

Risks related to the cannabis industry may directly or indirectly affect us or our portfolio companies engaged in the cannabis industry.

Investing in portfolio companies involved in the cannabis industry subjects us to the following risks:

•	The cannabis industry is extremely speculative and raises a host of legality issues, making it subject to inherent risk;

•	The manufacturer, distribution, sale, or possession of cannabis that is not in compliance with the U.S. Controlled Substances Act is illegal under U.S. federal law. Strict enforcement of U.S. federal laws regarding cannabis would likely result in our portfolio companies’ inability to execute a business plan in the cannabis industry;

•	The Biden Administration’s or specifically the U.S. Department of Justice’s change in policies or enforcement with respect to U.S. federal cannabis laws could negatively impact our portfolio companies’ ability to pursue their prospective business operations and/or generate revenues;

•	U.S. federal courts may refuse to recognize the enforceability of contracts pertaining to any business operations that are deemed illegal under U.S. federal law, including cannabis companies operating legally under state law;

•	Consumer complaints and negative publicity regarding cannabis-related products and services could lead to political pressure on states to implement new laws and regulations that are adverse to the cannabis industry, to not modify existing, restrictive laws and regulations, or to reverse current favorable laws and regulations relating to cannabis;

•	Assets collateralizing loans to cannabis businesses may be forfeited to the U.S. federal government in connection with government enforcement actions under U.S. federal law;

•	U.S. Food and Drug Administration regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which could directly affect our financial condition and the financial condition of our portfolio companies;

•	Due to our proposed strategy of investing in portfolio companies engaged in the regulated cannabis industry, our portfolio companies may have a difficult time obtaining the various insurance policies that are needed to operate such businesses, which may expose us and our portfolio companies to additional risks and financial liabilities;

•	The cannabis industry may face significant opposition from other industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources;

•	Many national and regional banks have been resistant to doing business with cannabis companies because of the uncertainties presented by federal law and, as a result, we or our portfolio companies may have difficulty borrowing from or otherwise accessing the service of banks, which may inhibit our ability to open bank accounts or otherwise utilize traditional banking services;

•	Due to our proposed strategy of investing in portfolio companies engaged in the regulated cannabis industry, we or our portfolio companies may have a difficult time obtaining financing in connection with our investment strategy; and

•	Laws and regulations affecting the regulated cannabis industry are varied, broad in scope and subject to evolving interpretations, and may restrict the use of the properties our portfolio companies acquire or require certain additional regulatory approvals, which could materially adversely affect our investments in such portfolio companies.

Any of the foregoing could have an adverse impact on our and our portfolio companies’ businesses, financial condition and results of operations.

Cannabis, except for hemp, is currently illegal under U.S. federal law and in other jurisdictions, and strict enforcement of federal laws would likely result in our inability to execute our business plan.

The ability of our portfolio companies to achieve their business objectives will be contingent, in part, upon the legality of the cannabis industry, their compliance with regulatory requirements enacted by various governmental authorities, and their obtaining all necessary regulatory approvals. The laws and regulations governing cannabis are still developing, including in ways that we or our portfolio companies may not foresee. Any amendment to or replacement of existing laws to make them more onerous, or delays in amending or replacing existing laws to liberalize the legal possession and use of cannabis, or delays in obtaining, or the failure to obtain, any necessary regulatory approvals may significantly delay or impact negatively the markets in which our portfolio companies operate, products and sales initiatives, and could have a material adverse effect on their and our business, liquidity, financial condition and/or results of operations.

Legal status of cannabis, other than hemp

All but three U.S. states have legalized, to some extent, cannabis for medical purposes. Thirty-six states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for certain medical purposes (medical states). Fourteen of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non-medical purposes (sometimes referred to as recreational use). Eleven additional states have legalized low-tetrahydrocannabinol (“THC”)/high-CBD extracts for select medical conditions (CBD states).

Under U.S. federal law, however, those activities are illegal. The Controlled Substances Act (the “CSA”) continues to list cannabis (marijuana, but not including hemp) as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly, the manufacture (growth), sale or possession of cannabis is federally illegal, even for personal medical purposes. It also remains federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is traditionally used with tobacco or authorized by federal, state or local law. Entities or persons who knowingly lease or rent a property for the purposes of manufacturing, distributing or using any controlled substances, or merely know that any of those activities are occurring on land that they control, can also be found liable under the CSA. Additionally, violating the CSA is a predicate specified unlawful activity under U.S. anti-money laundering laws.

Violations of any U.S. federal laws and regulations can result in arrests, criminal charges, forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, criminal convictions and cessation of business activities, as well as civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. The U.S. government could enforce the federal cannabis prohibition laws even against companies complying with state law.

The likelihood of adverse enforcement against companies complying with state cannabis laws remains uncertain. The U.S. government has not recently prosecuted any state law compliant cannabis entity, although the risk of future enforcement cannot be dismissed entirely. In 2018, then-U.S. Attorney General Jefferson Sessions rescinded the DOJ’s previous guidance (the Cole Memo) that had given federal prosecutors discretion not to enforce federal law in states that legalized cannabis, as long as the state’s legal regime adequately addressed specified federal priorities, and had authorized federal prosecutors to use their prosecutorial discretion to decide whether to prosecute state-legal adult-use cannabis activities. Since that time, U.S. Attorneys have taken no legal action against state law compliant entities, and the Biden administration is generally anticipated to formalize federal decriminalization of state legal cannabis activity.

According to the Biden campaign website: “A Biden Administration will support the legalization of cannabis for medical purposes and reschedule cannabis as a CSA Schedule II drug so researchers can study its positive and negative impacts. This will include allowing the VA to research the use of medical cannabis to treat veteran-specific health needs.” He has pledged to “decriminalize” cannabis, which may mean that the U.S. Attorney General under his administration will order U.S. Attorneys not to enforce federal cannabis prohibition against state law compliant entities and others legally transacting business with them, although there can be no assurance this will be the case.

While President Biden’s promise to decriminalize may mean that the federal government would not criminally enforce the Schedule II status against state legal entities, the implications are not entirely clear. Although the U.S. Attorney General could order federal prosecutors not to interfere with cannabis businesses operating in compliance with states’ laws, the President alone cannot legalize medical cannabis, and as states have demonstrated, legalizing medical cannabis can take many different forms. While rescheduling cannabis to CSA schedule II would ease certain research restrictions, it would not make the state medical or adult use programs federally legal. Furthermore, while industry observers are hopeful that changes in Congress, along with a Biden presidency, will increase the chances of banking reform, such as the SAFE Banking Act, we cannot provide assurances that a bill legalizing cannabis would be approved by Congress.

Since December 2014, companies strictly complying with state medical cannabis laws have also been protected against enforcement by an amendment (originally called the Rohrabacher-Farr amendment, now called the Joyce amendment) to the Omnibus Spending Bill, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level. Courts have interpreted the provision to bar the DOJ from prosecuting any person or entity in strict compliance with state medical cannabis laws. While the Joyce provision prevents prosecutions, it does not make cannabis legal. Accordingly, if the protection expired, prosecutors could prosecute illegal activity that occurred within the statute of limitations even if the Joyce protection was in place when the federally illegal activity occurred. The Joyce protection depends on its continued inclusion in the federal omnibus spending bill, or in some other legislation, and entities’ strict compliance with the state medical cannabis laws. Furthermore, how the DOJ would enforce against an entity complying with a state’s medical and adult use laws has not been resolved and is open to debate.

Legal status of hemp and hemp derivatives

Until recently, hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis) and hemp’s extracts (except mature stalks, fiber produced from the stalks, oil or cake made from the seeds and any other compound, manufacture, salt derivative, mixture or preparation of such parts) were illegal Schedule I controlled substances under the CSA. The Agricultural Act of 2014, Pub.L. 113-79 (the “2014 Farm Bill”) authorized states to establish industrial hemp research programs. The majority of states established programs purportedly in compliance with the 2014 Farm Bill. Many industry participants and even states interpreted the law to include “research” into the commercialization of, and commercial markets for, CBD from hemp, including products containing CBD.

In December 2018, the U.S. government changed hemp’s legal status. The Agriculture Improvement Act of 2018, Pub.L. 115-334 (the “2018 Farm Bill”), removed hemp and extracts of hemp, including CBD, from the CSA schedules. Accordingly, the production, sale and possession of hemp or extracts of hemp, including CBD, no longer violate the CSA. The 2018 Farm Bill did not create a system in which individuals or businesses can grow hemp whenever and wherever they want. There are numerous restrictions. The 2018 Farm Bill allows hemp cultivation under state plans approved by the U.S. Department of Agriculture (“USDA”) or under USDA regulations in states that have legalized hemp but not implemented their own regulations. It also allows the transfer of hemp and hemp-derived products across state lines for commercial or other purposes, even through states that have not legalized hemp or hemp-derived products. Nonetheless, states can still prohibit hemp or limit hemp more stringently than the federal law.

Despite the passage of the 2018 Farm Bill, hemp products’ legal status is complicated further by state and other federal law. The states are a patchwork of different laws on hemp and its extracts, including CBD. Additionally, the FDA claims that the Food, Drugs & Cosmetics Act (the “FDCA”) significantly limits the legality of hemp-derived CBD products.

The section of the 2018 Farm Bill establishing a framework for hemp production also states explicitly that it does not affect or modify the FDCA, Section 351 of the Public Health Service Act, or the authority of the Commissioner of the FDA under those laws. Within hours of President Trump signing the 2018 Farm Bill, the FDA issued a statement reminding the public of the FDA’s continued authority “to regulate products containing cannabis or cannabis-derived compounds under the [FDCA] and Section 351 of the Public Health Service Act.” First, the FDA noted that “it’s unlawful under the [FDCA] to introduce food containing added CBD or THC into interstate commerce, or to market CBD or THC products, as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” and regardless of whether health claims are made, because CBD (and THC) are active ingredients in FDA-approved drugs and became the subject of public substantial clinical investigations when GW Pharmaceuticals submitted investigational new drug (“IND”) applications for Sativex and Epidiolex, both containing CBD as an active ingredient. The FDA then warned against health claims: prior to introduction into interstate commerce, any cannabis product, whether derived from hemp or otherwise, marketed with a disease claim (e.g., therapeutic benefit, disease prevention) must first be approved by the FDA for its intended use through one of the drug approval pathways. Notably, the FDA can look beyond the product’s express claims to find that a product is a “drug.” The definition of “drug” under the FDCA includes, in relevant part, “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals” as well as “articles intended for use as a component of [a drug as defined in the other sections of the definition].” In determining “intended use,” the FDA has traditionally looked beyond a product’s label to statements made on websites, on social media or orally by the company’s representatives. The FDA did acknowledge that hemp foods not containing CBD or THC (e.g., hulled hemp seeds, hemp seed protein, hemp seed oil) are legal.

Some CBD products are arguably federally legal today, notwithstanding the FDA’s position. To the extent that a CBD product is outside the FDA’s jurisdiction, the product is likely federally legal because CBD, unlike many drugs that the FDA regulates, is no longer listed on the CSA’s schedules. CBD products other than food, beverages and supplements and not marketed as a drug, including making health claims, may fall outside of the FDA’s authority. If so, some products that may be legal today include topical products such as cosmetics, massage oils, lotions and creams. Additionally, the FDA lacks authority, except in limited circumstances, to enforce against companies selling CBD products that do not enter into “interstate commerce,” although the definition of interstate commerce is amorphous and may include sources of ingredients, components or even investments that in some way impact more than one state.

Enforcement under the FDCA may be criminal or civil in nature and can include those who aid and abet a violation, or conspire to violate, the FDCA. Violations of the FDCA are for first violations misdemeanors punishable by imprisonment up to one year or a fine, or both, and for second violations or violations committed with an “intent to defraud or mislead” felonies punishable by fines and imprisonment up to three years. The fines provided for are low ($1000 and $3000), but under the Criminal Fine Improvements Act of 1987, the criminal fines can be increased significantly (approximately $100,000 to $500,000). Civil remedies under the FDCA include civil money penalties, injunctions and seizures. The FDA also has a number of administrative remedies (e.g., warning letters, recalls, debarment). With respect to CBD products, the FDA so far has limited its enforcement to sending cease-and-desist letters to companies selling CBD products and making “egregious, over-the-line” claims, such as “cures cancer,” “treats Alzheimer’s Disease” and “treats chronic pain.” Additionally, plaintiff lawyers have brought putative class actions against several companies selling CBD product, claiming that the marketing of them as legal products violates California law, although most of the cases have been stayed pending the FDA issuing promised guidelines to the industry. Since issuing the initial guidance following the 2018 Farm Bill, the FDA has sent cease-and-desist warning letters to more than twenty companies making health claims about CBD products. The Federal Trade Commission (“FTC”) has also sent warning letters to companies making unsubstantiated health claims about CBD products and has even filed a lawsuit against one. The FDA’s additional guidance on CBD, titled, “Cannabidiol Enforcement Policy; Draft Guidance for Industry,” which the FDA has described as a “risk-based enforcement policy” to prioritize enforcement decisions, was submitted to the White House on July 22, 2020, was not formally approved by the Trump administration, and has been pulled back by the Biden Administration.

Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve significant risks.

We primarily provide loans to established companies operating in the cannabis industry, but because the cannabis industry is relatively new and rapidly evolving, some of these companies may be relatively new and/or small companies. Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve a number of significant risks, including, but not limited to, the following:

•	these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral securing our loan and a reduction in the likelihood of us realizing a return on our loan;

•	they typically have shorter operating histories, narrower product lines and smaller market shares than larger and more established businesses, which tend to render them more vulnerable to competitors’ actions and market conditions (including conditions in the cannabis industry), as well as general economic downturns;

•	they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such borrower and, in turn, on us;

•	there is generally less public information about these companies. Unless publicly traded, these companies and their financial information are generally not subject to the regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed lending decision and cause us to lose money on our loans;

•	they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•	we, our executive officers and directors and our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our loans to such borrowers and may, as a result, incur significant costs and expenses in connection with such litigation;

•	changes in laws and regulations, as well as their interpretations, may have a disproportionate adverse effect on their business, financial structure or prospects compared to those of larger and more established companies; and

•	they may have difficulty accessing capital from other providers on favorable terms or at all.

Our investment opportunities are limited by the current illegality of cannabis under U.S. federal law; changes in the laws, regulations and guidelines that impact the cannabis industry may cause adverse effects on our ability to make investments.

Currently, we intend to make equity investments only in portfolio companies that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate and, in particular, we will not make an equity investment in a portfolio company that we determine has been operating, or whose business plan is to operate, in violation of U.S. federal laws, including the U.S. Controlled Substances Act. This limitation may adversely affect us by limiting the scope of our equity investment opportunities.  Additionally, changes to such laws, regulations and guidelines may cause further adverse effects on our ability to identify and make an equity investment in a portfolio company that meets these legal and regulatory requirements at the time of acquisition.

On the other hand, we may make a loan to a portfolio company regardless of its status under U.S. federal law, so long as the portfolio company is licensed in, and complying with, state-regulated cannabis programs, and such investment itself is designed to be compliant with all applicable laws and regulations in the jurisdiction in which the investment is made or to which we are otherwise subject, including U.S. federal law. If federal legislation is enacted that provides protections from liability under U.S. federal law for other types of investments in portfolio companies that are compliant with state, but not U.S. federal, laws and is determined to apply to us (or we otherwise determine that the investment is not prohibited), we may make other types of investments in portfolio companies that do not comply with U.S. federal laws.  There can be no assurance, however, that such type of legislation will be enacted or that we will otherwise be able to invest in portfolio companies that do not comply with U.S. federal law.

The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.

Cannabis industry businesses operate under a relatively new medical and adult-use recreational market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product needs to continue to build brand, product awareness and operations through significant investments in strategy, production capacity, quality assurance and compliance with regulations.

Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are not well understood and may have unique circumstances that differ from existing industries and markets.

There can be no assurance that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with our expectations and assumptions. Any event or circumstance that affects the medical or recreational cannabis industry and market could have a material adverse effect on our business, financial condition and results of operations, as well as the business, financial condition and results of operations of portfolio companies.

Any potential growth in the cannabis industry continues to be subject to new and changing state and local laws and regulations.

Continued development of the cannabis industry is dependent upon continued legislative legalization of cannabis at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing cannabis use, or its cultivation, manufacturing, processing, transportation, distribution, storage and/or sale, or the re-criminalization or restriction of cannabis at the state level, could negatively impact our business and the business of our portfolio companies. Additionally, changes in applicable state and local laws or regulations, including zoning restrictions, permitting requirements and fees, could restrict the products and services our portfolio companies may offer or impose additional compliance costs on such portfolio companies. Violations of applicable laws, or allegations of such violations, could disrupt our portfolio companies’ businesses and result in a material adverse effect on their operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be materially adverse to the business of our portfolio companies, as well as our business.

Change in the laws, regulations and guidelines that impact our portfolio companies’ businesses may cause adverse effects on operations.

A cannabis products business will be subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale, labeling and disposal of cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects on the operations of our portfolio companies, which could cause adverse effects on our business.

Portfolio companies operating in a highly regulated business will require significant resources.

In the event we invest in a portfolio company involved in the production, distribution or sale of cannabis products, such portfolio company will be operating in a highly regulated business. In such a case, we would expect a significant amount of such portfolio company’s management’s time and external resources to be used to comply with the laws, regulations and guidelines that impact their business, and changes thereto, and such compliance may place a significant burden on such management and other resources of a portfolio company.

Differing regulatory environments may cause adverse effects on our or our portfolio companies’ operations.

A cannabis products business will be subject to a variety of laws, regulations and guidelines in each of the jurisdictions in which it operates. Complying with multiple regulatory regimes will require additional resources and may limit a portfolio company’s ability to expand into certain jurisdictions, even where cannabis may be legal. For example, even if cannabis were to become legal under U.S. federal law, companies operating in the cannabis industry would have to comply with applicable state and local laws, which may vary greatly between jurisdictions, increasing costs for companies that operate in multiple jurisdictions.

We may invest in a portfolio company that is involved in a highly regulated business and any failure or significant delay in obtaining regulatory approvals could adversely affect the ability of portfolio companies to conduct their businesses.

In the event we invest in a portfolio company involved in the production, distribution or sale of cannabis products, achievement of such portfolio company’s business objectives will be contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities and obtaining all regulatory approvals, where necessary, for the sale of their products. We cannot predict the time required to secure all appropriate regulatory approvals for such products, additional restrictions that may be placed on our portfolio company’s business or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operation and financial condition of any such portfolio company, or on our business, results of operations and financial condition.

The ability of our portfolio companies to access financing or engage in derivatives transactions may be limited because of the unwillingness or inability of certain financial institutions to transact with companies that operate in the cannabis industry.

U.S. regulations and enforcement relating to hemp-derived CBD products are rapidly evolving.

We may invest in a business involved in the production, distribution or sale of hemp-derived CBD products. Although the passage of the 2018 Farm Bill legalized the cultivation of hemp in the United States to produce products containing CBD and other non-THC cannabinoids, it is unclear how the FDA will respond to the approach taken by a portfolio company, or whether the FDA will propose or implement new or additional regulations. In addition, such products may be subject to regulation at the state or local levels. Unforeseen regulatory obstacles may hinder such portfolio company’s ability to successfully compete in the market for such products.

Marketing constraints under regulatory frameworks may limit a portfolio company’s ability to compete for market share in a manner similar to that of companies in other industries.

The development of a portfolio company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulations applicable to the cannabis industry. For example, the regulatory environment in Canada would limit a portfolio company’s ability to compete for market share in a manner similar to that of companies in other industries. Additionally, Canadian regulations impose further packaging, labeling and advertising restrictions on producers in the adult-use recreational cannabis market. If a portfolio company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, its sales and operating results could be adversely affected, which could impact our business, results of operations and financial condition.

Portfolio companies may become involved in regulatory or agency proceedings, investigations and audits.

Businesses in the cannabis industry, and the business of the suppliers from which portfolio companies may acquire the products they may sell, require compliance with many laws and regulations. Failure to comply with these laws and regulations could subject our portfolio companies or such suppliers to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Our portfolio companies or such suppliers may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm our reputation, the reputations of our portfolio companies or the reputations of the brands that they may sell, require the portfolio companies to take, or refrain from taking, actions that could harm their operations, or require them to pay substantial amounts of money, harming their and our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of portfolio company management’s attention and resources or have a material adverse impact on their and our business, financial condition and results of operations.

Research in the United States, Canada and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in relatively early stages. There have been few clinical trials on the benefits of cannabis or isolated cannabinoids conducted.

Research in the United States, Canada and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages. Historically stringent regulations related to cannabis have made conducting medical and academic studies challenging, and there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids to date. Many statements concerning the potential medical benefits of cannabinoids are based on published articles and reports, and as a result, such statements are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. In the event we invest in a portfolio company involving medical cannabis, future research and clinical trials may draw different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for their products. Such portfolio companies may be subject to liability for risks against which they cannot insure or against which they may elect not to insure due to the high cost of insurance premiums or other factors. Payment of liabilities for which such portfolio companies do not carry insurance may have a material adverse effect on their financial position and operations. The payment of any such liabilities would reduce the funds available for their normal business activities, which could affect our business, financial condition and results of operations.

With respect to portfolio companies operating in the medical and adult-use cannabis markets, the illicit supply of cannabis and cannabis-based products may reduce such sales and impede such company’s ability to succeed in such markets.

In the event we invest in a portfolio company operating in the medical and adult-use cannabis markets, such portfolio company may face competition from unlicensed and unregulated market participants, including illegal dispensaries and black market suppliers selling cannabis and cannabis-based products.

Even with the legalization of medical and adult-use cannabis in certain jurisdictions, black market operations remain abundant and are a substantial competitor to cannabis-related businesses. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under applicable regulations, (ii) use delivery methods, including edibles, concentrates and extract vaporizers, that may be prohibited from being offered to individuals in such jurisdictions, (iii) brand products more explicitly, and (iv) describe/discuss intended effects of products. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in such jurisdictions, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from legal producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our portfolio companies’ market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our and our portfolio companies’ business, operations and financial condition.

If recreational or medical-use consumers elect to produce cannabis for their own purposes, it could reduce the addressable market for a portfolio company’s products.

Cannabis regulations may permit the end user to produce cannabis for their own purposes. For example, under cannabis regulations in Canada, three options are available for an individual to obtain cannabis for medical purposes: (i) registering with a holder of a license to sell for medical purposes and purchasing products from that entity; (ii) register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) designate someone else to produce cannabis for them. It is possible that the ability of an end user to produce cannabis for their own purposes, such as under (ii) and (iii) above, could significantly reduce the addressable market for a portfolio company’s products and could materially and adversely affect the business, financial condition and results of operations of a portfolio company, which in turn, could adversely affect our business, financial condition and results of operations.

The cannabis industry faces significant opposition, and any negative trends may adversely affect the business operations of our portfolio companies.

If we invest in portfolio companies in the cannabis industry, we will be substantially dependent on the continued market acceptance, and the proliferation of consumers, of cannabis. We believe that with further legalization, cannabis will become more accepted, resulting in growth in consumer demand. However, we cannot predict the future growth rate or future market potential, and any negative outlook on the cannabis industry may adversely affect our business operations and the operations of our portfolio companies.

Large, well-funded industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources, may have strong economic reasons to oppose the development of the cannabis industry. For example, should cannabis displace other drugs or products, the medical cannabis industry could face a material threat from the pharmaceutical industry, which is well-funded and possesses a strong and experienced lobby. Any inroads the pharmaceutical, or any other potentially displaced, industry or sector could make in halting or impeding the cannabis industry could have a detrimental impact on our business and the business of our portfolio companies.

Competition from synthetic products may adversely affect the business, financial condition or results of operations of a portfolio company.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects of cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of a portfolio company to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on a portfolio company’s business, financial condition or results of operations, which in turn, could adversely affect our business, financial condition and results of operations.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause a fluctuation in revenue.

Changes in the legal status of cannabis may result in an initial surge in demand. As a result of such initial surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use recreational and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

However, in the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use recreational and medical markets, as applicable, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected, as could our business, financial condition and results of operations.

Consumer preferences may change, and the portfolio company may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if a portfolio company’s products find success at retail, there can be no assurance that such products will continue to be profitable. A portfolio company’s success will be significantly dependent upon its ability to develop new and improved product lines and adapt to consumer preferences. Even if a portfolio company is successful in introducing new products or developing its current products, a failure to gain consumer acceptance or to update products could cause a decline in the products’ popularity and impair the brands. In addition, a portfolio company may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features, none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in the portfolio company being unable to satisfy consumer preferences and generate revenue.

A portfolio company’s success depends on its ability to attract and retain consumers. There are many factors which could impact its ability to attract and retain consumers, including its ability to continually produce desirable and effective products, the successful implementation of its consumer acquisition plan and the continued growth in the aggregate number of potential consumers. A portfolio company may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals. A portfolio company’s failure to acquire and retain consumers could have a material adverse effect on the business of the portfolio company and us.

In addition, the patterns of cannabis consumption may shift over time due to a variety of factors, including changes in demographics, social trends, public health policies and other leisure or consumption behaviors. If consumer preferences for a portfolio company’s products or cannabis products in general do not develop, or if once developed, they were to move away from its products or cannabis products in general, or if a portfolio company is unable to anticipate and respond effectively to shifts in consumer behaviors, it may be adversely affected.

The cannabis industry is highly competitive and evolving.

The market for businesses in the cannabis industry is highly competitive and evolving. There may be no material aspect of our portfolio companies’ businesses that is protected by patents, copyrights, trademarks or trade names, and they may face strong competition from larger companies, including those that may offer similar products and services to our portfolio companies. Potential competitors may have longer operating histories, significantly greater financial, marketing or other resources, and larger client bases than our portfolio companies, and there can be no assurance that they will be able to successfully compete against these or other competitors. Additionally, because the cannabis industry is at an early stage, a portfolio company may face additional competition from new entrants, including as a result of an increased number of licenses granted under any applicable regulatory regime.

If the number of users of medical cannabis increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, a portfolio company may require a continued high level of investment in research and development, marketing, sales and client support. However, a portfolio company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of such portfolio company, as well as our business, financial condition and results of operations. Additionally, as new technologies related to the cultivation, processing, manufacturing, and research and development of cannabis are being explored, there is potential for third-party competitors to be in possession of superior technology that would reduce any relative competitiveness a portfolio company may have.

As the legal landscape for cannabis continues to evolve, it is possible that the cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities, and product offerings. Given the rapid changes affecting the global, national and regional economies generally, and the cannabis industry in particular, our portfolio companies may not be able to create and maintain a competitive advantage in the marketplace.

The success of any such portfolio company will depend on its ability to keep pace with any changes in such markets, particularly legal and regulatory changes. For example, it is likely that a portfolio company, and its competitors, will seek to introduce new products in the future. The success of such portfolio companies will also depend on their ability to respond to, among other things, changes in the economy, market conditions and competitive pressures. Any failure by them to anticipate or respond adequately to such changes could have a material adverse effect on the financial condition and results of operations of us and our portfolio companies.

The technologies, process and formulations a portfolio company uses may face competition or become obsolete.

Many businesses in the cannabis industry face rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render a portfolio company’s products obsolete, less competitive or less marketable. The process of developing their products is complex and requires significant continuing costs, development efforts and third-party commitments, including licensees, researchers, collaborators and lenders. A portfolio company’s failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect its and our business, financial condition and results of operations. A portfolio company may be unable to anticipate changes in its customer requirements that could make its existing technology, processes or formulations obsolete. Its success will depend in part on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied news of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of its proprietary technology, processes and formulations may entail significant technical and business risks. A portfolio company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its business to evolving customer or medical requirements or preferences or emerging industry standards.

There is uncertainty in pricing and demand for cannabis-based products.

The anticipated pricing of cannabis products may differ substantially from current levels given changes in the competitive and regulatory landscape. A portfolio company’s business model may be susceptible to erosion of profitability should cannabis and cannabis-related products experience secular pricing changes. Potential sources of pricing changes include overproduction, regulatory action, increased competition or the emergence of new competitors. Additionally, even if pricing of the broader cannabis and cannabis-related product market is sustained, there is no guarantee that a portfolio company will be successful in creating and maintaining consumer demand and estimated pricing levels. To do this, the portfolio company may be dependent upon, among other things, continually producing desirable and effective cannabis and cannabis-related products and the continued growth in the aggregate number of cannabis consumers. Campaigns designed to enhance a portfolio company’s brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If the portfolio company is unable to attract new consumers, it may not be able to increase its sales.

A portfolio company may have difficulty in forecasting sales and other business metrics.

A portfolio company may rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. If the portfolio company underestimates the demand for its products, it may not be able to produce products that meet its stringent requirements, and this could result in delays in the shipment of products and failure to satisfy demand, as well as damage to reputation and partner relationships. If the portfolio company overestimates the demand for its products, it could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm the portfolio company’s gross margins and brand management efforts, which could impact our business, results of operations and financial condition.

Due to the nascent nature of the market, it could be difficult for the portfolio company to forecast demand. In particular, it could be difficult to forecast the rate of the illicit cannabis market crossing over to the legal market. If the market does not develop as the portfolio company expects, it could have a material adverse effect on its business, results of operations and financial condition, which could in turn have an adverse effect on our business, results of operations and financial condition. In addition to inherent risks and difficulties forecasting sales, anticipated costs and yields are also challenging to predict with certainty as the cannabis industry is in its relative infancy and rapidly evolving. If portfolio companies make capital investments based on flawed sales, costs and yields forecasts, the portfolio company may not achieve its expected, or any, return on invested capital. Failure to realize forecasted sales, costs and yields could have a material adverse effect on the portfolio company’s business, results of operations and financial condition, as well as our business, results of operations and financial condition.

Portfolio companies may have difficulty borrowing from or otherwise accessing the service of banks, which may make it difficult to sell products and services.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, the unlicensed money transmitter statute and the U.S. Bank Secrecy Act. Guidance issued by the Financial Crimes Enforcement Network (“FinCEN”), a division of the U.S. Department of the Treasury (the “FinCEN Memo”), clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Despite the rescission of memoranda that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, FinCEN has not rescinded the FinCEN Memo. While this memo appears to be a standalone document and is presumptively still in effect, FinCEN could elect to rescind the FinCEN Memo at any time. Banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the cannabis industry continue to encounter difficulty in establishing banking relationships. The inability of portfolio companies to maintain bank accounts would make it difficult for them to operate their business, would increase their operating costs and pose additional operational, logistical and security challenges, and could result in their inability to implement their business plan.

The development and operation of businesses in the cannabis industry may require additional financing, which may not be available on favorable terms, if at all.

Due to the growth in the cannabis industry, the continued development and operation of businesses in the cannabis industry may require additional financing. The failure of portfolio companies to raise such capital could result in the delay or indefinite postponement of current business objectives or the cessation of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

Portfolio companies may be subject to product liability claims.

If we invest in a portfolio company operating as a manufacturer and distributor of products utilizing cannabis for human consumption, such portfolio companies will face an inherent risk of exposure to product liability claims, regulatory action and litigation if their products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third-parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Our portfolio companies may be subject to various product liability claims, including, among others, that the products they produced caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against a portfolio company could result in increased costs, could adversely affect its reputation with its clients and consumers generally, and could have a material adverse effect on its results of operations and financial condition, which in turn could adversely affect our results of operations and financial condition. There can be no assurances that a portfolio company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Portfolio companies may not be able to obtain adequate insurance coverage in respect of the risks such business faces, the premiums for such insurance may not continue to be commercially justifiable or there may be coverage limitations and other exclusions which may result in such insurance not being sufficient to cover potential liabilities that they face.

Although we expect our portfolio companies to have insurance coverage with respect to the assets and operations of their businesses, such insurance coverage will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which they are exposed. In addition, no assurance can be given that such insurance will be adequate to cover their liabilities, including potential product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. If a portfolio company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, such portfolio company may be exposed to material uninsured liabilities that could impede such company’s liquidity, profitability or solvency, potentially impacting our results of operations and financial condition.

Due to our involvement in the regulated cannabis industry, we and our borrowers may have a difficult time obtaining or maintaining the various insurance policies that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us and our borrowers to find and more expensive, because of our borrowers’ involvement in the regulated cannabis industry. There are no guarantees that we or our borrowers will be able to find such insurance now or in the future, or that such insurance will be available on economically viable terms. If we or our borrowers are forced to go without such insurance, it may prevent us from entering into certain business sectors, may inhibit our growth, may expose us to additional risk and financial liabilities and, in the case of an uninsured loss, may result in the loss of anticipated cash flow or the value of our loan.

We, portfolio companies or the cannabis industry more generally may receive unfavorable publicity or become subject to negative consumer or investor perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. The perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in the United States and in other countries, including Canada, relating to the consumption of cannabis products, including unexpected safety or efficacy concerns arising with respect to cannabis products or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the cannabis market or any particular cannabis product or will be consistent with earlier publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for the cannabis products of a portfolio company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis, or the products of a portfolio company specifically, or associating the consumption of cannabis with illness or other negative effects or events, could adversely affect such portfolio company. This adverse publicity could arise even if the adverse effects associated with cannabis products resulted from consumers’ failure to use such products legally, appropriately or as directed.

Third-parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

If we invest in a portfolio company in the cannabis industry, the parties with which we do business may perceive that they are exposed to reputational risk as a result of our investment in a cannabis business. Failure to establish or maintain business relationships could have a material adverse effect on us.

Our reputation and ability to do business, as well as the reputation of our portfolio companies and their ability to do business, may be negatively impacted by the improper conduct of business partners, employees or agents.

We cannot provide assurance that the internal controls and compliance systems of our portfolio companies will always protect us from acts committed by such companies’ employees, agents or business partners in violation of applicable laws and regulations in the jurisdictions in which they conduct operations, including those applicable to businesses in the cannabis industry. Any improper acts or allegations could damage our reputation, the reputation of our portfolio companies and subject us and our portfolio companies to civil or criminal investigations and related shareholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause us or our portfolio companies to incur significant legal and investigatory fees.

Portfolio companies may be subject to regulatory, legal or reputational risk associated with potential misuse of their products by their customers.

We cannot provide assurance that a portfolio company’s customers will always use its products in the manner in which they intend. Any misuse of their products by their customers could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause them to incur significant legal and investigatory fees.

A portfolio company may not succeed in promoting and sustaining its brands, which could have an adverse effect on its future growth and business.

A critical component of a portfolio company’s future growth is its ability to promote and sustain its brands, often achieved by providing a high-quality user experience. An important element of a portfolio company’s brand promotion strategy is establishing a relationship of trust with its consumers. In order to provide a high-quality user experience, a portfolio company may need to have invested and continue to invest substantial resources in the development of products, infrastructure, fulfillment and customer service operations. Campaigns designed to enhance a portfolio company’s brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If a portfolio company is unable to attract new customers or its consumers are dissatisfied with the quality of the products sold to them or the customer service they receive and their overall customer experience, it could see a decrease in sales, which could have a material adverse effect on the portfolio company’s business, financial condition and results of operations, which in turn, could have an adverse effect on our business, financial condition and results of operations.

Certain events or developments in the cannabis industry more generally may impact our reputation or the reputation of our portfolio companies.

Damage to our reputation or the reputation of our portfolio companies can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. If we invest in a portfolio company in the cannabis industry, because cannabis has been commonly associated with various other narcotics, violence and criminal activities, there is a risk that such business might attract negative publicity. There is also a risk that the actions of other companies, service providers and customers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation or the reputation of our portfolio companies. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to our and our portfolio companies’ activities and the cannabis industry in general, whether true or not.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and realize our investments.

The cannabis industry is subject to the risks inherent in an agricultural business, including the risk of crop failure.

The growing of cannabis is an agricultural process. As such, a portfolio company with operations in the cannabis industry is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases and similar agricultural risks. Although some cannabis production is conducted indoors under climate controlled conditions, cannabis continues to be grown outdoors and there can be no assurance that artificial or natural elements, such as insects and plant diseases, will not entirely interrupt production activities or have an adverse effect on the production of cannabis and, accordingly, the operations of a portfolio company, which could have an adverse effect on our business, financial condition and results of operations.

The cannabis industry is subject to transportation disruptions, including those related to an agricultural product.

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of a portfolio company’s business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the portfolio company’s business, financial condition and results of operations, which could also have an adverse effect on our business, financial condition and results of operations.

Due to the nature of a portfolio company’s products, security of the product during transportation to and from its facilities may be important. A breach of security during transport or delivery could have a material adverse effect on a portfolio company’s business, financial condition and results of operations, which could also have an adverse effect on our business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of regulatory authorities, could also have an impact on the portfolio company’s ability to continue operating under its license or the prospect of renewing its licenses.

Many cannabis businesses are subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to various environmental regulations in the jurisdictions in which they operate. These regulations may mandate, among other things, the maintenance of air and water quality standards and land reclamation. These regulations may also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect a portfolio company.

Many cannabis businesses are dependent on key personnel with sufficient experience in the cannabis industry.

The success of businesses in the cannabis industry is largely dependent on the performance of their respective management teams and key employees and their continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and significant costs may be incurred to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent a business from executing on its business plan and strategy, and the business may be unable to find adequate replacements on a timely basis, or at all.

There are a limited number of management teams in the cannabis industry that are familiar with U.S. securities laws.

There are a limited number of management teams in the cannabis industry that have U.S. public company experience. As a result, management of a portfolio company, including any key personnel that it hires in the future, may not be familiar with U.S. securities laws. If such management team is unfamiliar with U.S. securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

It may be difficult to continuously maintain and retain a competitive talent pool with public company standards.

As we grow, our Adviser may need to hire additional human resources to continue to develop our business. However, experienced talent, including senior management, with public company background in the areas of cannabis research and development, growing cannabis and extraction are difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable.

Without adequate personnel and expertise, the growth of our business may suffer. There can be no assurance that our Adviser will be able to identify, attract, hire and retain qualified personnel and expertise in the future, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

A portfolio company may be dependent on skilled labor and suppliers.

The ability of a portfolio company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that a portfolio company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. Qualified individuals are in high demand, and the portfolio company may incur significant costs to attract and retain them. It is also possible that the final costs of the major equipment and materials, including packaging materials, contemplated by the portfolio company’s capital expenditure program may be significantly greater than anticipated by the portfolio company’s management, and may be greater than funds available to the portfolio company, in which circumstance the portfolio company may curtail, or extend the time frames for completing, its capital expenditure plans. This could have a material adverse effect on the portfolio company’s business, financial condition and results of operations, which could also have an adverse effect on our business, financial condition and results of operations.

Fraudulent or illegal activity by employees, contractors and consultants may adversely affect our portfolio companies’ business, financial condition or results of operations.

A portfolio company may be exposed to the risk that any of its employees, independent contractors or consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities that violate (i) government regulations, (ii) manufacturing standards, (iii) federal, state and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the portfolio company to identify and deter misconduct by its employees and other third-parties, and the precautions taken by the portfolio company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the portfolio company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the portfolio company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the portfolio company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the portfolio company, any of which could have a material adverse effect on the portfolio company’s business, financial condition and results of operations, as well as our business, financial condition and results of operations.

A portfolio company may be reliant on key inputs and may not be able to realize its cannabis production or capacity targets. The price of production of cannabis will also vary based on a number of factors outside of our portfolio companies’ control.

A portfolio company’s ability to produce and process cannabis, and the price of production, may be affected by a number of factors, including available space, raw materials, plant design errors, non-performance by third-party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, processing bottlenecks, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of a portfolio company. Some of these inputs may only be available from a single supplier or a limited group of suppliers, including access to the electricity grid. If a sole source supplier was to go out of business, the portfolio company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the portfolio company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations and prospects of such businesses, as well as an adverse impact on our business, financial condition and results of operations.

In addition, the price of production, sale and distribution of cannabis will fluctuate widely due to, among other factors, how young the cannabis industry is and the impact of numerous factors beyond the control of such businesses, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods.

A portfolio company may be vulnerable to rising energy costs.

Cannabis growing operations consume considerable energy, which makes a portfolio company vulnerable to rising energy costs and/or the availability of stable energy sources. Accordingly, rising or volatile energy costs or the inability to access stable energy sources may have a material adverse effect on the portfolio company’s business, financial condition and results of operations, which could also adversely affect our business, financial condition and results of operations.

There may be a lack of access to U.S. bankruptcy protections for portfolio companies.

Because cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a portfolio company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on our rights as lenders and security holders.

Risks Relating to Our Common Stock

Shares of closed-end investment companies, including BDCs, may trade at a discount to their NAV.

Shares of closed-end investment companies, including BDCs, may trade at a discount to their NAV. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our common stock will trade at, above or below NAV.

Investing in our common stock may involve an above-average degree of risk.

The investments we intend to make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the expected market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	inability to obtain any exemptive relief that may be required by us from the SEC, if any;

•	changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs and BDCs;

•	loss of our BDC or RIC status;

•	changes in earnings or variations in operating results or distributions that exceed our net investment income;

•	increases in expenses associated with defense of litigation and responding to SEC inquiries;

•	changes in accounting guidelines governing valuation of our investments;

•	changes in the value of our portfolio of investments and any derivative instruments, including as a result of general economic conditions, interest rate shifts and changes in the performance of our portfolio companies;

•	any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;

•	departure of our Adviser’s key personnel; and

•	general economic trends and other external factors, including those related to the COVID-19 pandemic.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock, including by large stockholders, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues for a sustained period of time, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Certain provisions of our charter and bylaws and actions of our Board of Directors could deter takeover attempts and have an adverse impact on the value of shares of our common stock.

Our charter, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third-party from attempting to acquire us. Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Our Board may, without stockholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; and our Board of Directors may, without stockholder action, amend our charter to increase the number of shares of our common stock, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of shares of our common stock the opportunity to realize a premium over the value of shares of our common stock.

Our common stockholders will bear the expenses associated with our borrowings, and the holders of our debt securities will have certain rights senior to our common stockholders.

If in the future we issue debt securities, all of the costs of offering and servicing such debt, including interest thereon, will be borne by our common stockholders. The interests of the holders of any debt we may issue will not necessarily be aligned with the interests of our common stockholders. In particular, the rights of holders of our debt to receive interest or principal repayment will be senior to those of our common stockholders. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender’s security interest in our assets.

Prior to our initial public offering, there will be no public market for our common stock, and we cannot assure you that the market price of shares of our common stock will not decline following our initial public offering.

Before our initial public offering, there will be no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after our initial public offering. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock may not bear any relationship to the market price at which it may trade after our initial public offering. We cannot assure you that the market price of shares of our common stock will not decline following our initial public offering. In addition, if our common stock trades below its NAV, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of our stockholders (including our unaffiliated stockholders) and our independent directors for such issuance.

Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock.

The 1940 Act prohibits us from selling shares of our common stock at a price below the current NAV per share of such stock with certain exceptions. One such exception is prior stockholder approval of issuances of securities to subscribe to, convert to or purchase shares of our common stock even if the subscription, conversion or purchase price per share of our common stock is below the NAV per share of our common stock at the time of any such subscription, conversion or purchase. Any decision to sell securities to subscribe to, convert to or purchase shares of our common stock will be subject to the determination by our Board of Directors that such issuance is in our and our stockholders’ best interests. If we issue securities to subscribe to, convert to or purchase shares of common stock, the exercise or conversion of such securities would increase the number of outstanding shares of our common stock. Any such exercise or conversion would be dilutive on the voting power of existing stockholders, and could be dilutive with regard to distributions and our NAV, and other economic aspects of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results and distribution projections;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments and the timing of our investments in our initial portfolio;

•	changes in regulation impacting the cannabis industry;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to BDCs and RICs.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus and we assume no obligation to update any such forward-looking statements, except as required by law. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and the forward-looking statements that will be contained in our periodic reports are excluded from the safe-harbor protection provided by Section 21E of the Exchange Act.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of [          ] shares of our common stock in this offering will be approximately $[                ] million, or approximately $[                ] million if the underwriters fully exercise their over-allotment option, in each case based on an initial public offering price of $[     ] per share.

We plan to use the net proceeds of this offering primarily for loans and equity investments in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within three to six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. Pending such use, we will invest the net proceeds from this offering primarily in high-quality, short-term debt securities, consistent with our BDC election and our election to be taxed as a RIC, at yields significantly below the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. See “Regulation — Business Development Company Regulations — Temporary Investments.” Our ability to achieve our investment objective may be limited to the extent that the net proceeds from this offering, pending full investment, are held in interest-bearing deposits or other short-term instruments. See “Risk Factors — Risks Relating to Our Business and Structure — We may be unable to invest a significant portion of the net proceeds from this initial public offering, or any follow-on offering of shares of our common stock, on acceptable terms within an attractive time frame” for additional information regarding this matter.

DISTRIBUTIONS

Subsequent to the completion of this offering, and to the extent that we have income available, we intend to make quarterly distributions to our stockholders beginning after our first full quarter of operations. The amount of our distributions, if any, will be determined by our Board of Directors.

We intend to elect to be treated, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code, for U.S. federal income tax purposes, commencing with our first taxable year ending after completion of this offering. As long as we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

To obtain and maintain RIC tax treatment, we must distribute (or be deemed to distribute) at least 90% of the sum of our:

•	investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and

•	net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

As a RIC, we (but not our stockholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our stockholders. The discussion below assumes that we will qualify to be treated as a RIC for U.S. federal tax purposes each year.

We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current-year dividend distributions, and pay the U.S. federal excise tax as described below.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current-year distributions into the next tax year. We will be subject to a 4% excise tax on a certain portion of these undistributed amounts. Please refer to “Material U.S. Federal Income Tax Considerations” for further information regarding the consequences of our retention of net capital gains. We may, in the future, make actual distributions to our stockholders of our net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.

We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time.

To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions. However, our Board of Directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we make a cash distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of our shares of common stock will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibilities that our shares of common stock will trade at a discount from NAV or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV will decrease. It is not possible to predict whether the common stock offered hereby will trade at, above or below NAV.

CAPITALIZATION

The following table sets forth:

•	the actual capitalization of Silver Spike Investment Corp. at [ ]; and

•	the capitalization of Silver Spike Investment Corp. as adjusted to reflect the sale of [ ] shares of our common stock in this offering at an expected initial public offering price of $[ ] per share.

As of [ ]
	Actual	As Adjusted(1)
Assets:
Cash	$[ ]	$[ ]
Total assets	$[ ]	$[ ]
Stockholders’ equity:
Common stock, par value $0.01 per share; [ ] shares authorized(2); [ ] shares outstanding, actual; [ ] shares outstanding, as adjusted	$[ ]	$[ ]
Additional paid-in capital	$[ ]	$[ ]
Total stockholders’ equity	$[ ]	$[ ]

(1)	Does not include the underwriters’ over-allotment option of [ ] shares of our common stock.

(2)	As of [ ], the Company had [ ] authorized shares of common stock, but on [ ], the Company amended its charter to authorize [ ] shares of common stock.

DISCUSSION OF MANAGEMENT’S OPERATING PLANS

The following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under “Risk Factors” appearing elsewhere in the prospectus.

Overview

We are a newly organized specialty finance company formed to invest across the cannabis ecosystem through investments in the form of direct loans to, and equity ownership of, privately held cannabis companies. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We will make equity investments only in companies that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate, including U.S. federal laws. We may make loans to companies that are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law, so long as the investment itself is designed to be compliant with all applicable laws and regulations in the jurisdiction in which the investment is made or to which we are otherwise subject, including U.S. federal law. We are externally managed by SSC and seek to expand the compliant cannabis investment activities of SSC’s leading investment platform in the cannabis industry. We primarily seek to partner with private equity firms, entrepreneurs, business owners and management teams to provide credit and equity financing alternatives to support buyouts, recapitalizations, growth initiatives, refinancings and acquisitions across cannabis companies, including cannabis-enabling technology companies, cannabis-related health and wellness companies, and hemp and CBD distribution companies. Under normal circumstances, each such cannabis company derives at least 50% of its revenues or profits from, or commits at least 50% of its assets to, activities related to cannabis at the time of our investment in the cannabis company. We are not required to invest a specific percentage of our assets in such cannabis companies, and we may make debt and equity investments in other companies in the health and wellness sector.

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We intend to achieve our investment objective by investing primarily in secured debt, unsecured debt, equity warrants and direct equity investments in privately held businesses. We intend that our debt investments will typically be secured by either a first or second priority lien on the assets of the portfolio company, can include either fixed or floating rate terms and will generally have a term of between three and six years from the original investment date. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

Generally, the loans in which we expect to invest will have a complete set of financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with a complete set of financial maintenance covenants.

The loans in which we tend to invest typically pay interest at rates which are determined periodically on the basis of the London-Interbank Offered Rate, or “LIBOR,” plus a premium. The loans in which we expect to invest are typically made to U.S. and, to a limited extent, non-U.S. (including emerging market) corporations, partnerships and other business entities which operate in various industries and geographical regions. These loans typically are rated below investment grade. Securities rated below investment grade are often referred to as “high-yield” or “junk” securities, and may be considered a higher risk than debt instruments that are rated above investment grade.

We intend to target loans that generally bear annual interest at a rate of LIBOR plus a risk-adjusted premium based on our underwriting of between 10% and 18% (with a LIBOR floor). We may make investments with interest rates that differ from our target rates and will periodically reassess our target rates in light of prevailing market conditions. In particular, it is expected that LIBOR will be discontinued after [2021], and in that regard we will reassess our target rates to seek to achieve a similar risk/reward profile utilizing successor benchmark rates or other interest rate terms as we determine to be appropriate.

We expect to invest in loans made primarily to private leveraged middle-market companies with approximately $5 million to $50 million of earnings before interest, taxes, depreciation and amortization, or “EBITDA.” Our business model is focused primarily on the direct origination of investments through portfolio companies or their financial sponsors. We expect that our investments will generally range between $5 million and $40 million each, although we expect that this investment size will vary proportionately with the size of our capital base. We have an active pipeline of investments and are currently reviewing $[  ] million of potential investments in varying stages of underwriting.

We will be externally managed by Silver Spike Capital, LLC. SSC will also provide the administrative services necessary for us to operate. We believe that our ability to leverage the existing investment management platform of SSC will enable us to operate more efficiently and with lower overhead costs than other newly formed funds of comparable size.

We were formed in [            ] as a Maryland corporation and structured as an externally managed, closed-end, non-diversified management investment company. We intend to elect to be treated as a business development company, or BDC, under the 1940 Act, prior to the time that shares of our common stock are sold in connection with this offering. In addition, for U.S. federal income tax purposes we intend to elect to be treated, and intend to qualify annually to be treated, as a regulated investment company, or RIC, under Subchapter M of the Code, commencing with our first taxable year ending after completion of this offering.

Revenues

We intend to generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interests obtained in connection with originating loans, such as options, warrants or conversion rights. Our debt investments typically have a term of three to six years. We expect that the majority of our loan portfolio will bear interest at a floating rate, subject to interest rate floors in certain cases. Interest on our debt investments will generally be payable either monthly or quarterly.

Our investment portfolio will consist primarily of floating rate loans, and our credit facilities will bear interest at floating rates. Macro trends in base interest rates like LIBOR may affect our net investment income over the long term. However, because we generally originate loans to a small number of portfolio companies each quarter, and those investments vary in size, our results in any given period, including the interest rate on investments that were sold or repaid in a period compared to the interest rate of new investments made during that period, often are idiosyncratic, and reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macro trends.

Loan origination fees, OID and market discount or premium are capitalized, and we accrete or amortize such amounts under accounting principles generally accepted in the United States of America (“U.S. GAAP”) as interest income using the effective yield method for term instruments and the straight-line method for revolving or delayed draw instruments. Repayments of our debt investments can reduce interest income from period to period. The frequency or volume of these repayments may fluctuate significantly. We record prepayment premiums on loans as interest income. We may also generate revenue in the form of commitment, loan origination, structuring, or due diligence fees, fees for providing managerial assistance to our portfolio companies and possibly consulting fees.

Dividend income on equity investments is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded companies.

Our portfolio activity will also reflect the proceeds from sales of investments. We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized. We record current-period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized gains (losses) on investments in the consolidated statement of operations.

Expenses

Our primary operating expenses are the payment of a base management fee and any incentive fees under the Investment Advisory Agreement and the allocable portion of overhead and other expenses incurred by SSC in performing its obligations under the Administration Agreement. Our investment management fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring, servicing and realizing our investments. See “Investment Advisory Agreement.”

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, the base compensation, bonus and benefits, and the routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. We bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	the cost of our organization and offerings;

•	the cost of calculating our NAV, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	fees and expenses payable under any underwriting agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•	expenses, including travel expenses, incurred by the Adviser, or members of the investment team, or payable to third-parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	management and incentive fees payable pursuant to the Investment Advisory Agreement;

•	fees payable to third-parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);

•	costs, including legal fees, associated with compliance under cannabis laws;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts (including attendance at industry and investor conferences and similar events);

•	federal and state registration fees;

•	any exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses, including travel expenses;

•	cost of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, and the compensation of professionals responsible for the preparation of the foregoing;

•	the cost of any reports, proxy statements or other notices to our stockholders (including printing and mailing costs), the costs of any stockholder or director meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;

•	brokerage commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors’ and officers’ errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing and staff;

•	fees and expenses associated with independent audits, and outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

We expect, but cannot assure, that our general and administrative expenses will increase in dollar terms during periods of asset growth, but will decline as a percentage of total assets during such periods.

Hedging

To the extent that any of our loans and other investments are denominated in a currency other than U.S. dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in connection with settling them will be borne by us.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of this offering and any future offerings of securities and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less.

In addition, we expect to enter into a credit facility in the near future. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. We are currently targeting a debt to equity ratio of 0.50x (i.e., we aim to have one dollar of equity for each $0.50 of debt outstanding).

Our primary use of funds will be investments in portfolio companies, cash distributions to holders of our common stock, and the payment of operating expenses. Immediately after this offering, assuming an initial offering of [          ] shares of our common stock at a price of $[     ] per share, we expect to have cash resources of

approximately $[           ] million and no indebtedness. This amount does not take into account the exercise of the underwriters’ over-allotment option. See “Use of Proceeds.”

Critical Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions affecting amounts reported in our financial statements. We identify investment valuation and revenue recognition as our most critical accounting estimates. We will continuously evaluate our estimates, including those related to the matters described below. These estimates will be based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions. A discussion of our critical accounting policies follows.

Investment Valuation

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board of Directors, based on, among other things, the input of the Adviser, our Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board of Directors.

As part of the valuation process, the Board of Directors takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board of Directors considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•	With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed-upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board of Directors; and

•	The Board of Directors reviews the recommended valuations and determines the fair value of each investment.

We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider the principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board of Directors that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected previously.

In December 2020, the SEC adopted Rule 2a-5 under the 1940 Act, which is intended to address valuation practices and the role of the board of directors with respect to the fair value of the investments of a registered investment company or business development company. Among other things, Rule 2a-5 will permit a fund’s board to designate the fund’s primary investment adviser to perform the fund’s fair value determinations, which will be subject to board oversight and certain reporting and other requirements intended to ensure that the board receives the information it needs to oversee the investment adviser’s fair value determinations. Compliance with Rule 2a-5 will not be required until September 2022. We continue to review Rule 2a-5 and its impact on our valuation policies and related practices.

The NAV per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

Revenue Recognition

Interest and Dividend Income

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Certain investments may have contractual PIK interest or dividends. PIK interest represents accrued interest that is added to the principal amount of the investment on the respective interest payment dates rather than being paid in cash and generally becomes due at maturity. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. If at any point we believe PIK interest is not expected to be realized, the investment generating PIK interest will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest income. Non-accrual loans are restored to accrual status when past-due principal and interest are paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

We intend to structure loans with PIK interest when, after considering the applicable interest rate and other fees that we may recognize, we expect that such loans will provide an attractive risk-adjusted return. For a discussion of risks we are subject to as a result of our use of PIK interest in connection with our investments, see “Risk Factors — Risks Relating Distributions — We may have difficulty paying our required distributions if we are required to recognize income for U.S. federal income tax purposes before or without receiving cash representing such income,” “— We may in the future choose to pay distributions partly in our own stock, in which case you may be required to pay tax in excess of the cash you receive” and “Risk factors — Risks Relating to Conflicts of Interest — Our incentive fee may induce our Adviser to make speculative investments.” The accrual of PIK interest on our debt investments will increase the recorded cost basis of these investments in our financial statements and, as a result, will increase the cost basis of these investments for purposes of computing the Incentive Fee on Capital Gains payable by us to our Adviser. To maintain our status as a RIC, PIK income must be paid out to our stockholders in the form of dividends even though we have not yet collected the cash and may never collect the cash relating to the PIK interest.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

Fee Income

From time to time, we may receive fees for services provided to portfolio companies. These fees are generally only available to us as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring, and are recognized as revenue when earned upon closing of the investment. The services that the Adviser provides vary by investment, but can include closing, work, diligence, or other similar fees and fees for providing managerial assistance to the our portfolio companies.

Organization and Offering Expenses

Costs associated with our organization will be expensed as incurred. We will record expenses related to public equity offerings as a reduction of capital upon completion of an offering of registered securities.

Federal Income Taxes

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter to be treated, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Distribution Policy

Subsequent to the completion of this offering, and to the extent that we have income available, we intend to make quarterly distributions to our stockholders beginning after our first full quarter of operations. The amount of our distributions, if any, will be determined by our Board of Directors.

We intend to elect to be treated, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code, for U.S. federal income tax purposes, commencing with our first taxable year ending after completion of this offering. As long as we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

To obtain and maintain RIC tax treatment, we must distribute (or be deemed to distribute) at least 90% of the sum of our:

•	investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and

•	net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

As a RIC, we (but not our stockholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our stockholders. The discussion below assumes that we will qualify to be treated as a RIC for U.S. federal tax purposes each year.

We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current-year dividend distributions, and pay the U.S. federal excise tax as described below.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current-year distributions into the next tax year. We will be subject to a 4% excise tax on a certain portion of these undistributed amounts. Please refer to “Material U.S. Federal Income Tax Considerations” for further information regarding the consequences of our retention of net capital gains. We may, in the future, make actual distributions to our stockholders of our net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.

We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time.

To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions. However, our Board of Directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we make a cash distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions.

Other Contractual Obligations

We will have certain commitments pursuant to our Investment Advisory Agreement that we have entered into with SSC. We have agreed to pay a fee for investment advisory services consisting of two components: a base management fee and an incentive fee. Payments under the Investment Advisory Agreement will be equal to (1) a percentage of the value of our average gross assets and (2) a two-part incentive fee, as described in more detail below. See “Investment Advisory Agreement.” We have also entered into a contract with SSC to serve as our administrator. Payments under the Administration Agreement will equal an amount based upon our allocable portion of our administrator’s overhead in performing its obligation under the agreement, including rent, fees and other expenses inclusive of our allocable portion of the compensation of our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). See “Administration Agreement.”

BUSINESS

General

We are a newly organized specialty finance company formed to invest across the cannabis ecosystem through investments in the form of direct loans to, and equity ownership of, privately held cannabis companies. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We will make equity investments only in companies that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate, including U.S. federal laws. We may make loans to companies that are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law, so long as the investment itself is designed to be compliant with all applicable laws and regulations in the jurisdiction in which the investment is made or to which we are otherwise subject, including U.S. federal law. We are externally managed by SSC and seek to expand the compliant cannabis investment activities of SSC’s leading investment platform in the cannabis industry. We primarily seek to partner with private equity firms, entrepreneurs, business owners and management teams to provide credit and equity financing alternatives to support buyouts, recapitalizations, growth initiatives, refinancings and acquisitions across cannabis companies, including cannabis-enabling technology companies, cannabis-related health and wellness companies, and hemp and CBD distribution companies. Under normal circumstances, each such cannabis company derives at least 50% of its revenues or profits from, or commits at least 50% of its assets to, activities related to cannabis at the time of our investment in the cannabis company. We are not required to invest a specific percentage of our assets in such cannabis companies, and we may make debt and equity investments in other companies in the health and wellness sector.

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We intend to achieve our investment objective by investing primarily in secured debt, unsecured debt, equity warrants and direct equity investments in privately held businesses. We intend that our debt investments will typically be secured by either a first or second priority lien on the assets of the portfolio company, can include either fixed or floating rate terms and will generally have a term of between three and six years from the original investment date. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

Generally, the loans in which we expect to invest will have a complete set of financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with a complete set of financial maintenance covenants.

The loans in which we tend to invest typically pay interest at rates which are determined periodically on the basis of LIBOR plus a premium. The loans in which we expect to invest are typically made to U.S. and, to a limited extent, non-U.S. (including emerging market) corporations, partnerships and other business entities which operate in various industries and geographical regions. These loans typically are rated below investment grade. Securities rated below investment grade are often referred to as “high-yield” or “junk” securities, and may be considered a higher risk than debt instruments that are rated above investment grade. We intend to target loans that generally bear annual interest at a rate of LIBOR plus a risk-adjusted premium based on our underwriting of between 10% and 18% (with a LIBOR floor). We may make investments with interest rates that differ from our target rates and will periodically reassess our target rates in light of prevailing market conditions. In particular, it is expected that LIBOR will be discontinued after [2021], and in that regard we will reassess our target rates to seek to achieve a similar risk/reward profile utilizing successor benchmark rates or other interest rate terms as we determine to be appropriate.

We expect to invest in loans made primarily to private leveraged middle-market companies with approximately $5 million to $50 million of earnings before interest, taxes, depreciation and amortization, or “EBITDA.” Our business model is focused primarily on the direct origination of investments through portfolio companies or their financial sponsors. We expect that our investments will generally range between $5 million and $40 million each, although we expect that this investment size will vary proportionately with the size of our capital base. We have an active pipeline of investments and are currently reviewing $[  ] million of potential investments in varying stages of underwriting.

We will be externally managed by Silver Spike Capital, LLC. SSC will also provide the administrative services necessary for us to operate. We believe that our ability to leverage the existing investment management platform of SSC will enable us to operate more efficiently and with lower overhead costs than other newly formed funds of comparable size.

We were formed in [            ] as a Maryland corporation and structured as an externally managed, closed-end, non-diversified management investment company. We intend to elect to be treated as a BDC under the 1940 Act, prior to the time that shares of our common stock are sold in connection with this offering. In addition, for U.S. federal income tax purposes we intend to elect to be treated, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code, commencing with our first taxable year ending after completion of this offering. Also, we are an “emerging growth company,” as defined in the JOBS Act, and intend to take advantage of the exemption for emerging growth companies allowing us to temporarily forego the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

As a BDC, we will be required to comply with regulatory requirements, including limitations on our use of debt. We will be permitted to, and expect to, finance our investments through borrowings. However, as a BDC, we will only generally be allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowing. Under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. We are currently targeting a debt to equity ratio of 0.50x (i.e., we aim to have one dollar of equity for each $0.50 of debt outstanding).

As a RIC, we generally will not have to pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

The Investment Adviser

Silver Spike Capital, LLC will manage the company and oversee all of its operations. SSC is registered as an investment adviser under the Advisers Act. Our Adviser serves pursuant to the Investment Advisory Agreement in accordance with the Advisers Act, under which it receives a management fee as a percentage of our gross assets and incentive fees as a percentage of our ordinary income and capital gains from us.

Our Adviser also currently provides investment management services to several investment vehicles which are primarily special opportunities related to one or more specific transactions. In focusing on a broader sector-based credit and equity opportunity, our primary investment focus differs from that of other investments made by SSC, as SSC's other managed vehicles do not have the mandate to make discretionary investments other than for the purpose of the specific investments for which they were formed. However, there may be overlap in terms of our targeted investments. See “Certain Relationships And Related Party Transactions.”

We benefit from our Adviser’s ability to identify attractive investment opportunities, conduct diligence on and value prospective investments, negotiate investments and manage a portfolio of those investments. The principals of our Adviser have broad investment backgrounds, with prior experience at investment funds, investment banks and other financial services companies, and have developed a broad network of contacts within the private equity community. This network of contacts provides our principal source of investment opportunities.

The Adviser manages Silver Spike Sponsor, LLC, which is the sponsor of Silver Spike Acquisition Corp., a special purpose acquisition company. Silver Spike Acquisition Corp. completed its initial public offering in August 2019, and in December 2020 announced that it was entering into a business combination agreement with WM Holdings, LLC (“WM Holdings”), the leading technology and software infrastructure provider to the cannabis industry. If the business combination is completed, the transaction will deliver up to $575 million of proceeds to the combined company, implying a post-transaction equity value of approximately $1.5 billion, and will be the largest single financing in the cannabis sector to date.

In addition to our management team’s involvement with WM Holdings, our management team has a history of success in the cannabis industry, including, but not limited, to:

•	Our Adviser’s CEO and founder, Scott Gordon, began investing in the cannabis health and wellness industry in 2013, and soon thereafter co-founded Egg Rock Holdings, LLC (“Egg Rock”). Egg Rock is the parent company of Papa & Barkley Essentials, LLC, a leading consumer-focused family of cannabis and CBD products. Mr. Gordon currently serves as a director of Egg Rock.

•	Our Adviser’s Partner, Robert Josephson, has acted as a financial consultant to various companies in the cannabis industry since 2014, including Cronos Group Inc., WeedMd Inc., Lord Jones, Lune Rouge, and DNA Genetics.

The key principals and members of senior management of our Adviser are Scott Gordon, our Chief Executive Officer and our Adviser’s Partner and Chief Executive Officer, Greg Gentile, our Partner and Portfolio Manager and our Adviser’s Partner and Credit Portfolio Manager, William Healy, our Head of Capital Markets and our Adviser’s Partner and Head of Capital Formation, Robert Josephson, our Portfolio Manager and our Adviser’s Partner, and Dino Colonna, our Portfolio Manager and our Adviser’s Partner.

Cannabis Market Overview

The cannabis industry has experienced significant growth over the last several years. Canada has legalized cannabis for adult use, and all but three U.S. states have legalized, to some extent, cannabis for medical purposes. Thirty-six states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for certain medical purposes. Fourteen of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non-medical purposes. Eleven additional states have legalized low-THC/high-CBD extracts for select medical conditions. The cannabis industry is amongst the fastest growing industries in the world. 2020 estimated U.S. state-legal cannabis retail sales reached $20 billion, up 67% year-over-year and is expected to reach approximately $42 billion by 2025, a 21% compound annual growth rate.1 We believe continued legalization of cannabis and the normalization of cannabis and its many uses - therapeutic, recreational and general health and wellness, are creating an attractive opportunity to invest in related businesses. At the same time, the cannabis industry is highly fragmented and subject to a complex regulatory framework, creating significant barriers to entry.

The transition of the cannabis and derivative products to a regulated and legal marketplace has been happening at a rapid pace over recent years, with full legalization in Canada (2018) and legislative momentum continuing to expand the U.S. market (five states passing medical or recreational referenda in the November 2020 elections). There have been hundreds of businesses launched across various sub-sectors of the cannabis industry, many of which have raised significant amounts of capital, mainly from retail and family office investors, in both public and private markets. In addition, large multinational alcohol and tobacco companies have made strategic investments into the Canadian cannabis sector to diversify their core business while protecting against potential market share loss to cannabis.

Many cannabis businesses quickly reached valuations in the hundreds of millions or billion dollars in late 2018 and early 2019[, but have since pulled back, as investor expectations proved too high, and companies abandoned their growth at any cost mindset.] This cannabis specific market pullback in the second half of 2019 was exacerbated

1 New Frontier Data: “Cannabis in America for 2021 & Beyond”

by broader market volatility due to COVID-19 in the first quarter of 2020, creating an attractive entry point, in our view. We witnessed two positive developments in the cannabis industry during the COVID-19 health and economic crisis: (1) most states deemed cannabis businesses essential businesses and (2) sales remained strong during this period, displaying resilient consumer demand. This industry momentum continued throughout 2020, with significant growth in sales and renewed optimism of favorable federal cannabis reforms after the Democrats won the presidency, maintained control of the House of Representatives and took narrow control of the Senate.

Broadly speaking, the cannabis industry is still in its early stages, and we believe that businesses with strong management teams, deep operational expertise and financial acumen will thrive in this large and growing market. As cannabis markets continue to grow, there will be increased demand for capital on behalf of cannabis industry operators and ancillary companies serving the industry.

The cannabis capital markets, both credit and equity, are still currently dominated by small funds and family offices, which we believe lack the experience and capital to navigate such a dynamic and complex environment. Furthermore, the vast majority of banks and institutional investment funds are not lending to the cannabis industry, given the current regulatory environment, creating a void in the market for credit-based solutions. Historically, cannabis firms have funded operations with equity, but as the industry matures and companies become more sensitive to equity dilution, we expect demand for credit-based solutions to increase. Market turbulence also added to the significant decrease in both debt and equity capital markets activity in 2020, but we are already seeing a robust pickup in activity in 2021.

Public and Private Cannabis Capital Raises:

Year	Equity	Debt
2018	$11.6bn	$2.5bn
2019	$8.1bn	$3.2bn
2020	$2.9bn	$1.6bn
[2021 YTD (1/22/2021)	$0.84bn	$0.06bn]
Source: Viridian Capital Advisors

We expect capital markets activity to continue to expand off the lows of 2020, especially with demand for credit-based solutions, as companies prefer less dilutive forms of growth capital. The lack of competition and financing options for cannabis businesses has created an opportune environment for us to make attractive growth capital investments from an advantageous position – the ability to drive terms and enhance structural protections while capturing above average risk-adjusted returns.

Potential Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors, which continue to remain true in the current environment, even with the economic shutdown resulting from the COVID-19 pandemic.

Limited Availability of Capital for Cannabis Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available generally to U.S. middle-market companies and specifically to cannabis companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high-yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Robust Demand for Debt and Equity Capital. We believe U.S.-based cannabis companies will continue to require access to debt capital to support growth, refinance existing debt, and finance acquisitions. We expect that private equity sponsors and entrepreneurs will continue to pursue acquisitions and leverage their equity investments with secured and unsecured loans provided by companies such as us.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, cannabis debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of direct lending also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe our expertise in credit selection and in investing in the cannabis industry provides a strong basis for success.

Conservative Capital Structures. Given the lack of credit deployed in the federally legally cannabis industry, companies have been almost exclusively funded with equity capital from entrepreneurs, family offices and, to a lesser extent, private equity firms. The significant amount of equity invested in companies in the industry should provide us with opportunities to lend to companies that have a larger percentage of equity as a percentage of their total capitalization than other middle-market companies. With more conservative capital structures, federally legal cannabis companies can have higher levels of cash flows available to service their debt. In addition, we expect federally legal cannabis companies to have simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans, equity and equity-related securities. We believe that opportunities in loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issued with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Attractive Opportunities in Equity Investments. We believe that opportunities to invest in the equity of federally legal cannabis businesses are significant. We expect that our ability to identify emerging businesses and to provide credit to the industry will provide us with proprietary equity investment opportunities. Our management team’s experience investing in and operating businesses in the federally legal cannabis industry will help us identify high-quality businesses and expertise will be beneficial to our portfolio companies.

Business Strategy

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent cannabis industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We have adopted the following business strategy to achieve our investment objective. However, there can be no assurances that we will be able to successfully implement our business strategy and, as a result, meet our investment objective.

Our business strategy is to identify investment opportunities in businesses in the cannabis industry. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We believe that there is an opportunity to take advantage of a newly emerging industry, with a variety of established operators seeking access to capital and managerial expertise. We intend to leverage our team’s collective operating, technical, regulatory and legal expertise to build a strong business with competitive advantages to emerge as a leading public company in the space.

As the industry continues to transition to a new legislative and regulatory framework, we believe that many companies will need a partner that can assist in providing a level of operational and financial expertise to support their growth. Our team includes a variety of investment, operational and healthcare professionals who will provide operating, technical, regulatory and legal expertise to evaluate investment opportunities. Our team includes Scott Gordon, Greg Gentile and Robert Josephson, all of whom have extensive expertise in cannabis-related industries. Our team consists of professionals who have decades of experience in capital markets globally and have extensive scientific and medical knowledge of the plant and its many compounds, and includes entrepreneurs and founders of consumer-facing businesses.

Our plan is to leverage our management team’s networks of industry relationships, knowledge and experience to become the leading investor in the legal cannabis industry. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships that we believe will serve as a useful source of acquisition opportunities. We plan to leverage relationships with management teams of public and private companies, investment professionals at private equity firms and other financial sponsors, owners of private businesses, investment bankers, restructuring advisers, consultants, attorneys and accountants, which we believe should provide us with a number of investment opportunities.

Potential Competitive Advantages

We believe that our Adviser is one of only a select group of specialty lenders that has its depth of knowledge, experience, and track record in lending to businesses in the cannabis industry. Our other potential competitive advantages include:

Our Adviser has deep industry and operating expertise on its management team and advisory board.  Our Adviser has the ability to tap into this expertise for each of our target investment opportunities. The expertise, knowledge and experience of these individuals allows them to understand and evaluate the business plans, products and financing needs of businesses in the cannabis industry.

Direct origination networks that benefit from relationships with entrepreneurs, business brokers and private equity firms. Our Adviser seeks to be the first contact for professionals focused on raising capital for businesses in the cannabis industry. Given the history of our Adviser’s management team and advisory board as operators and investors in the industry, they have established relationships with the major investment banks and business brokers in the industry. Our Adviser also focuses on sourcing investment opportunities from private equity and venture capital firms that have been active in the industry. Given our Adviser’s reputation in the industry, it also receives referrals directly from executive officers of businesses in the cannabis industry.

A dedicated staff of professionals covering investment origination and underwriting, as well as portfolio management functions. Our Adviser has a broad team of professionals focused on every aspect of the cannabis industry and the investment lifecycle. Our Adviser has an investment team that manages and oversees our investment process from identification of investment opportunity through negotiations of final term sheet and investment in a portfolio company. The team members serving our investment management and oversight functions have significant industry and operating experience.

Investment Criteria

Consistent with our business strategy, our Adviser has identified the following general, non-exclusive criteria and guidelines that we believe are important in evaluating prospective investment opportunities. We intend to focus on businesses that we believe:

•	exhibit institutional-level operations and financial controls. We intend to identify businesses in the cannabis space that have leading competitive positions, and the underlying infrastructure and operations to survive and excel in this dynamic industry;

•	have durable competitive advantages that are differentiated in the sector. We intend to invest in businesses that not only benefit from secular tailwinds in the industry, but also exhibit hard-to-replicate competitive advantages amongst their peers;

•	are fundamentally sound with consistent operational performance and free cash flow generation. We expect to identify businesses that have historically exhibited profitability and strong cash flow generation.

Our management team has a proven track record accelerating growth of companies with strong past performance;

•	are at an inflection point, such as requiring additional capital to achieve a growth strategy. We intend to look for businesses that have clear opportunities for long-term sustainable growth, but which require our capital or expertise to achieve a growth strategy;

•	have the potential to further improve their performance during our investment horizon. We intend to seek to identify businesses where we believe we can enhance results by leveraging our transactional, financial, managerial and investment experience as well as our extensive networks and insights. We believe our management team has the right skills and capabilities to enhance companies’ results and consolidate competitive positions in their sectors; and

•	exhibit unrecognized value and desirable returns on capital. We will look for businesses that we believe have been undervalued by the marketplace based on our analysis and due diligence review.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular investment opportunity may be based, to the extent relevant, on these general criteria and guidelines as well as other considerations, factors and criteria that our management may deem relevant.

Investments

We will seek to invest in portfolio companies primarily in the form of loans (secured and unsecured), but may include equity warrants and direct equity investments. The loans typically pay interest with some amortization of principal. Interest is generally paid on a floating rate basis, often with a floor, on the LIBOR rate. We will generally seek to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

We expect that our loans will typically have final maturities of three to six years. However, we expect that our portfolio companies often may repay these loans early, generally within three years from the date of initial investment.

[We will seek to tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability.] We will seek to limit the downside potential of our investments by negotiating covenants in connection with our investments that afford our portfolio companies flexibility in managing their businesses, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Investment Process

Investment Originations; New Opportunities Referred

We have a multi-channel sourcing strategy focused on entrepreneurs, venture capital firms, private equity firms and investment banks, as well as brokers who focus on our industry. We seek to interact directly with operating businesses owned and advised by these groups, and we typically negotiate investment terms directly with potential portfolio companies. We focus on businesses with strong management teams who have a successful history managing their companies. We have a nationwide network, and we have built relationships with these operators and investors. We have established SSC as a leading provider of financial solutions for the cannabis industry.

When a new investment opportunity is identified, a member of our investment team typically speaks with the prospective portfolio company to gather information about the business and its financing and capital needs. If, following this call, we see an opportunity as a potential fit with our investment strategy and criteria, we ask the prospective portfolio company to submit an information package, which includes detailed information regarding the portfolio company’s products or services, capitalization, customers, historical financial performance, and forward looking financial projections.

Once received, the portfolio company’s information package is then reviewed by our investment team and a summary investment memorandum is shared with our Adviser’s Investment Committee.

Preliminary Due Diligence and Executive Summary

The next phase of the due diligence process involves a structured call with the management team of the prospective portfolio company. A detailed discussion including a discussion of the prospective portfolio company’s products or services, market dynamics, business model, historical financial performance and projections, management team, existing investors and capital structure and debt. Following the management call, if the opportunity still appears to be worthy of consideration, an executive summary memorandum is prepared by the due diligence team for consideration and voting by our Adviser’s Investment Committee. The executive summary memorandum is distributed to the Investment Committee, and the deal terms for the investment are defined. If approved by the Investment Committee, we issue a term sheet to the prospective portfolio company.

Confirmatory Due Diligence and On-Site Meeting

If the term sheet offered by us is accepted by the prospective portfolio company, the process of obtaining additional confirmatory due diligence begins. The confirmatory due diligence process typically includes calls with the key constituents of the portfolio company, as well as key customers, suppliers, partners, or other stakeholders as may be deemed relevant by the due diligence team. Additional financial analysis is performed, in order to confirm the assumptions that were made prior to term sheet issuance. During this process, we will engage senior members of our investment team and advisory board to discuss industry dynamics and evaluate the business model of the portfolio company.

The final step in the confirmatory diligence process involves one or more on-site meetings, at which members of our due diligence team meet with the management team of the prospective portfolio company for a final review of the portfolio company’s financial performance and forward-looking plans. These meetings are typically held at the business offices of the portfolio company; however, occasionally the meeting will be held via video teleconference if travel to the portfolio company is not possible. One or more members of our Adviser’s Investment Committee will attend the on-site meeting, if possible.

Underwriting Report and Investment Committee Vote

Assuming that the confirmatory due diligence process reveals no issues that would cause the due diligence team to recommend against the proposed investment, the due diligence team prepares a final Investment Committee Memorandum, which is distributed to our Adviser’s Investment Committee. The Investment Committee then meets to discuss and review the investment terms regarding the proposed investment. Unanimous agreement of the Investment Committee is required to approve the transaction.

Investment Management and Oversight

One or two members of the investment team will be responsible for monitoring the portfolio company. Beyond the dedicated portfolio management team, all of our management team members and investment professionals are typically involved at various times with our portfolio companies and investments. Our portfolio management team reviews our portfolio companies’ monthly or quarterly financial statements and compares actual results to the portfolio companies’ projections. Additionally, the portfolio management team may initiate periodic calls with the portfolio company’s venture capital partners and its management team, and may obtain observer rights on the portfolio company’s board of directors. Our management team and investment professionals anticipate potential problems by monitoring reporting requirements and having frequent calls with the management teams of our portfolio companies.

Underwriting

Underwriting Process and Investment Approval

We intend to make our investment decisions only after consideration of a number of factors regarding the potential investment, including but not limited to: (i) historical and projected financial performance; (ii) company- and industry-specific characteristics, such as strengths, weaknesses, opportunities and threats; (iii) composition and experience of the management team; and (iv) track record of the private equity sponsor leading the transaction. Our Adviser will use a proprietary scoring system to evaluate each opportunity. This methodology will be employed to screen a high volume of potential investment opportunities on a consistent basis.

If an investment is deemed appropriate to pursue, a more detailed and rigorous evaluation is made along a variety of investment parameters, not all of which may be relevant or considered in evaluating a potential investment opportunity. The following outlines the general parameters and areas of evaluation and due diligence we intend to utilize for investment decisions, although not all factors will necessarily be considered or given equal weighting in the evaluation process.

Management Assessment

Our Adviser makes an in-depth assessment of the management team, including evaluation along several key metrics:

•	The number of years in their current positions;

•	Track record;

•	Industry experience;

•	Management incentive, including the level of direct investment in the enterprise;

•	Background investigations; and

•	Completeness of the management team (lack of positions that need to be filled).

Industry Dynamics

An evaluation of the industry is undertaken by our Adviser that considers several factors. If considered appropriate, industry experts will be consulted or retained. The following factors are analyzed by our Adviser:

•	Sensitivity to economic cycles;

•	Competitive environment, including number of competitors, threat of new entrants or substitutes;

•	Fragmentation and relative market share of industry leaders;

•	Growth potential; and

•	Regulatory and legal environment.

Business Model and Financial Assessment

Prior to making an investment decision, our Adviser will undertake a review and analysis of the financial and strategic plans for the potential investment. There is significant evaluation of and reliance upon the due diligence performed by the private equity sponsor and third-party experts including accountants and consultants. Areas of evaluation include:

•	Historical and projected financial performance;

•	Quality of earnings, including source and predictability of cash flows;

•	Customer and vendor interviews and assessments;

•	Potential exit scenarios, including probability of a liquidity event;

•	Internal controls and accounting systems; and

•	Assets, liabilities and contingent liabilities.

Private Equity Sponsor

Among the most critical due diligence investigations is the evaluation of the private equity sponsor making the investment. A private equity sponsor is typically the controlling stockholder upon completion of an investment and as such is considered critical to the success of the investment. The private equity sponsor is evaluated along several key criteria, including:

•	Investment track record;

•	Industry experience;

•	Capacity and willingness to provide additional financial support to the company through additional capital contributions, if necessary; and

•	Reference checks.

Portfolio Management

Involvement in our Portfolio Companies

As a BDC, we will be obligated to offer to provide managerial assistance to our portfolio companies and to provide it if requested. In fact, we seek investments where such assistance is appropriate. We monitor the financial trends of each portfolio company to assess the appropriate course of action for each company and to evaluate overall portfolio quality. We have several methods of evaluating and monitoring the performance of our investments, including but not limited to the following:

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies;

•	Periodic and regular contact with portfolio company management to discuss financial position requirements and accomplishments;

•	Attendance at board meetings;

•	Periodic formal update interviews with portfolio company management and, if appropriate, the private equity sponsor; and

•	Assessment of business development success, including product development, profitability and the portfolio company’s overall adherence to its business plan.

Rating Criteria

In addition to various risk management and monitoring tools, we will use an investment rating system to characterize and monitor the credit profile and our expected level of returns on each investment in our portfolio. We will use a five-level numeric rating scale. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

•	Investments rated 1 involve the least amount of risk to our initial cost basis. The borrower is performing above expectations, and the trends and risk factors for this investment since origination or acquisition are generally favorable.

•	Investments rated 2 involve an acceptable level of risk that is similar to the risk at the time of origination or acquisition. The borrower is generally performing as expected and the risk factors are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a rating of 2.

•	Investments rated 3 involve a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination or acquisition.

•	Investments rated 4 involve a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination or acquisition. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 120 days past due).

•	Investments rated 5 involve a borrower performing substantially below expectations and indicates that the loan’s risk has increased substantially since origination or acquisition. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 5 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

In the event that we determine that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we will undertake more aggressive monitoring of the affected portfolio company. While our investment rating system will identify the relative risk for each investment, the rating alone does not dictate the scope and/or frequency of any monitoring that we perform. The frequency of our monitoring of an investment will be determined by a number of factors, including but not limited to the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

Valuation of Portfolio Investments and NAV Determinations

We will generally invest in illiquid loans issued by private middle-market companies. All of our investments are recorded at fair value as determined in good faith by our Board of Directors.

Authoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board of Directors, based on, among other things, the input of the Adviser, our Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board of Directors.

As part of the valuation process, the Board of Directors takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board of Directors considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•	With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board of Directors; and

•	The Board of Directors reviews the recommended valuations and determines the fair value of each investment.

We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider the principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board of Directors that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected previously.

In December 2020, the SEC adopted Rule 2a-5 under the 1940 Act, which is intended to address valuation practices and the role of the board of directors with respect to the fair value of the investments of a registered investment company or business development company. Among other things, Rule 2a-5 will permit a fund’s board to designate the fund’s primary investment adviser to perform the fund’s fair value determinations, which will be subject to board oversight and certain reporting and other requirements intended to ensure that the board receives the information it needs to oversee the investment adviser’s fair value determinations. Compliance with Rule 2a-5 will not be required until September 2022. We continue to review Rule 2a-5 and its impact on our valuation policies and related practices.

Quarterly NAV Determination

We will determine the NAV per share of our common stock on a quarterly basis. The NAV per share of our common stock is equal to the value of our total assets minus liabilities divided by the total number of shares of common stock outstanding. Our liabilities will include amounts which we have accrued under our Investment Advisory Agreement, including the management fee, Incentive Fee on Income and Incentive Fee on Capital Gains, the latter of which will be accrued based upon the cumulative realized and unrealized capital appreciation in our portfolio.

Determinations in Connection with Certain Offerings

In connection with certain future offerings of shares of our common stock, our Board of Directors will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time within 48 hours, excluding Sundays and holidays, next preceding the time of such determination). Our Board of Directors will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

•	our management’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock; and

•	the magnitude of the difference between (i) a value that our Board of Directors has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of our common stock, which is based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

Moreover, to the extent that there is a possibility that we may (i) issue share of common stock at a price per share below the then current net asset value per share at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board of Directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value per share of common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

Competition

We will compete for investments with a number of investment funds (including private equity funds), as well as traditional financial services companies such as commercial banks and other sources of financing. Many of these entities have greater financial and managerial resources than we do. We believe we are able to be competitive with these entities primarily on the basis of the experience and contacts of our management team, our responsive and efficient investment analysis and decision-making processes, the investment terms we offer, and our willingness to make smaller investments.

We believe that some of our competitors make loans with interest rates and returns that are comparable to or lower than the rates and returns that we target. Therefore, we do not seek to compete solely on the interest rates that we offer to potential portfolio companies. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We may face increasing competition for investment opportunities, which could reduce returns and result in losses.”

Employees

We do not have any employees. Our day-to-day investment operations will be managed by our Adviser. See “Investment Advisory Agreement.” Our Adviser utilizes a team of approximately [   ] investment professionals, including its principals. We will reimburse our administrator, SSC, for the allocable portion of overhead and other expenses incurred by it in performing its obligations under an Administration Agreement, including our allocable portion of the costs of compensation of our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). See “Administration Agreement.”

Properties

We do not own any real estate or other physical properties material to our operations. We will utilize office space that is leased by our affiliates for our principal executive office at 660 Madison Avenue, New York,

NY 10065. We believe that our office facilities are adequate for our business as presently conducted, although we periodically evaluate alternative options.

Legal Proceedings

Although we may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise, we are currently not a party to any pending material legal proceedings.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors appoints our officers, who serve at the discretion of the Board of Directors. The responsibilities of the Board of Directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements, and corporate governance activities. The Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, and may establish additional committees from time to time as necessary.

Board of Directors and Executive Officers

Our Board of Directors consists of [   ] members, [  ] of whom are classified under applicable [            ] corporate governance regulations by our Board of Directors as “independent” directors and under Section 2(a)(19) of the 1940 Act as non-interested persons. Pursuant to our charter, our Board of Directors is divided into three classes. Each class of directors will hold office for a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Our charter also gives our Board of Directors sole authority to appoint directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

Directors

The names of our directors, together with information regarding their year of birth, the year each director first became one of our directors, principal occupations and other board memberships, including those in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the 1940 Act, are shown below. We have divided the directors into two groups — independent directors and interested directors. Interested directors are “interested persons” of SSIC as defined in Section 2(a)(19) of the 1940 Act.

The address for each director is c/o Silver Spike Investment Corp., 660 Madison Avenue, New York, NY 10065.

Name (Year of Birth; Positions with the Fund Since)	Principal Occupation During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director(1)	Other Directorships Held During the Past 5 Years

Independent Directors

[ ] ([ ]); Director since inception	[ ]	1	[ ]

[ ] ([ ]); Director since inception	[ ]	1	[ ]

[ ] ([ ]); Director since inception	[ ]	1	[ ]

Interested Trustees

[ ] ([ ]); Director since inception	[ ]	1	[ ]

[ ] ([ ]); Director since inception	[ ]	1	[ ]

(1) A Fund Complex means two or more registered investment companies that: (i) hold themselves out to investors as related companies for purposes of investment and investor services; or (ii) have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies. The Fund Complex for which the Board of Directors serves currently includes one fund.

Executive Officers

Name (Year of Birth), Positions Held with the Trust (Since)	Principal Occupations During the Past 5 Years
[ ] ([ ]), [ ] since inception	[ ].
[ ] ([ ]), [ ] since inception	[ ].
[ ] ([ ]), [ ] since inception	[ ].

The address for each executive officer is c/o Silver Spike Investment Corp., 660 Madison Avenue, New York, NY 10065.

Biographical Information

Independent Directors

•	[ ]. [ .]

•	[ ]. [ .]

•	[ ]. [ .]

Interested Directors

•	[ ]. [ .]

•	[ ]. [ .]

Executive Officers Who Are Not Directors

•	[ ]. [ .]

•	[ ]. [ .]

•	[ ]. [ .]

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to us. Among other things, our Board of Directors approves the appointment of our Adviser and our officers, reviews and monitors the services and activities performed by our Adviser and our executive officers, and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

Under our bylaws, our Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board of Directors. We do not have a fixed policy as to whether the chairman of the Board of Directors should be an independent director and believe that we should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and the best interests of our stockholders at such times. Our Board of Directors has established corporate governance procedures to guard against, among other things, an improperly constituted Board of Directors. Pursuant to our Corporate Governance Policy, whenever the chairman of the Board of Directors is not an independent director, the chairman of the Nominating and Corporate Governance Committee will act as the presiding independent director at meetings of the “Non-Management Directors” (which will include the independent directors and other directors who are not officers of the company even though they may have another relationship to the company or its management that prevents them from being independent directors).

Presently, [                ] serves as the chairman of our Board of Directors [and he is also our chief executive officer]. We believe that [               ]’s history with our company, familiarity with its investment platform, and extensive knowledge of the financial services industry qualify him to serve as the chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as [                   ]’s relationship with our Adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, ensuring that these groups act with a common purpose.

Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board of Directors, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of Audit, Nominating and Corporate Governance, and Compensation Committees comprised solely of independent directors and the appointment of a CCO, with whom the independent directors meet without the presence of interested directors and other members of management within executive session, for administering our compliance policies and procedures. While certain non-management members of our Board of Directors may participate on the boards of directors of other public companies, we do not believe their participation will be excessive or interfere with their duties on our Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (i) its three committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our CCO and our compliance policies and procedures.

As described below in more detail, the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing the company’s accounting and financial reporting processes, the company’s systems of internal controls regarding finance and accounting, and audits of the company’s financial statements, as well as the establishment of guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments. The Nominating and Corporate Governance Committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management. The Compensation Committee’s risk oversight responsibilities include reviewing and approving the reimbursement by the Company of the compensation of the Company’s CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs).

Our Board of Directors also performs its risk oversight responsibilities with the assistance of our CCO. The Board of Directors annually reviews a written report from the CCO discussing the adequacy and effectiveness of the compliance policies and procedures of the company and its service providers. The CCO’s annual report addresses at a minimum (i) the operation of the compliance policies and procedures of the company since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the CCO’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the CCO meets in executive session with the independent directors.

We believe that the role of our Board of Directors in risk oversight is effective and appropriate given the extensive regulation applicable to BDCs. As a BDC, we will be required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Committees of the Board of Directors

Our Board of Directors has established the committees described below. Our Corporate Governance Policy, [Code of Business Conduct and Ethics], our and our Adviser’s Code of Ethics as required by the 1940 Act and our Board Committee charters are available at our corporate governance webpage at http://www.[               ].com and are also available to any stockholder who requests them by writing to our secretary, [               ], at Silver Spike Investment Corp., 660 Madison Avenue, New York, NY, 10065, Attention: Corporate Secretary. Our directors are invited and encouraged to attend each Annual Meeting of Stockholders.

Audit Committee

The Audit Committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal control over financial reporting, as well as establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments. The members of the Audit Committee are [                          ] each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the [          ] corporate governance regulations. [                   ] serves as the chairman of the Audit Committee. Our Board of Directors has determined that [                   ] is an “audit committee financial expert” as defined under SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for determining criteria for service on the Board of Directors, identifying, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our Board of Directors or a committee of the Board of Directors, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the self-evaluation of the Board of Directors and its committees and evaluation of our management. The Nominating and Corporate Governance Committee considers nominees properly recommended by our stockholders. The members of the Nominating and Corporate Governance Committee are [                  ], each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the [                ] corporate governance regulations. [         ] serves as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our bylaws and any other applicable law, rule or regulation regarding director nominations. Stockholders may submit candidates for nomination for our Board of Directors by writing to: Board of Directors, Silver Spike Investment Corp., 660 Madison Avenue, New York, NY 10065. When submitting a nomination to us for consideration, a stockholder must provide certain information about each person whom the stockholder proposes to nominate for election as a director, including: (i) the name, age, business address and residence address of the person; (ii) the class, series and number of any shares of our stock owned beneficially by the persons; (iii) the date such shares were acquired and the investment intent of such acquisition; (iv) whether such stockholder believes any such individual is, or is not, an interested person of us for purposes of the 1940 Act and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any authorized officer, to make such determination; and (v) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following facts:

•	the appropriate size and composition of our Board of Directors;

•	our needs with respect to the particular talents and experience of our directors;

•	the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board of Directors;

•	the capacity and desire to serve as a member of our Board of Directors and to represent the balanced, best interests of our stockholders as a whole;

•	experience with accounting rules and practices; and

•	the desire to balance the considerable benefit of continuity with the periodic addition of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee’s goal is to assemble a Board of Directors that brings us a variety of perspectives and skills derived from high-quality business and professional experience.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem are in our best interests and those of our stockholders. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board of Directors. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. Our Board of Directors does not have a specific diversity policy, but considers diversity of race, religion, national origin, gender, sexual orientation, disability, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If any member of the Board of Directors does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board of Directors decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating and Corporate Governance Committee and Board of Directors are polled for suggestions as to individuals meeting the criteria of the Nominating and Corporate Governance Committee. Research may also be performed to identify qualified individuals. We have not engaged third-parties to identify or evaluate or assist in identifying potential nominees to the Board of Directors.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving the reimbursement by us of the compensation of our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). The current members of the Compensation Committee are [                       ], each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the [             ] corporate governance regulations. [            ] serves as the chairman of the Compensation Committee. As discussed below, currently, none of our executive officers are directly compensated by us.

Director Compensation

We intend to pay our independent directors an annual retainer fee of $[                ], payable once per year to independent directors that attended at least 75% of the meetings held the previous year. In addition, the independent directors will receive $[         ] for each Board of Directors meeting in which the director attended in person and $[             ] for each Board of Directors meeting in which the director participated other than in person, and reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board of Directors meeting. The independent directors will also receive $[            ] for each Board of Directors committee meeting in which they attended in person and $[           ] for each Board of Directors committee meeting in which they participated other than in person, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a Board of Directors meeting.

In addition, the chairman of the Audit Committee will receive an annual retainer of $[         ], while the chairman of the Nominating and Corporate Governance Committee and the Compensation Committee will each receive an annual retainer of $[            ].

No compensation will be paid to directors who are interested persons of us as defined in the 1940 Act.

Executive Officer Compensation

None of our executive officers will receive direct compensation from us. The compensation of the principals and other investment professionals of our Adviser are paid by our Adviser. Compensation paid to our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs) is set by our administrator, SSC, and is subject to reimbursement by us of an allocable portion of such compensation for services rendered to us.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our Adviser and its Investment Committee, which currently consists of [                   ], our [              ] and [             ] of our Adviser, [                       ], our [              ] and a partner of our Adviser, and [                      ], our [                 ] and a partner of our Adviser. For more information regarding the business experience of [                  ], [               ] and [                 ], see [“Business — The Investment Adviser” and “Management — Biographical Information.”]

Investment Personnel

Our Adviser’s investment personnel consists of its portfolio managers and key principals, [                     ], [                           ], [                             ], [              ], [                ] and [                   ], who, in addition to our Adviser’s Investment Committee, are primarily responsible for the day-to-day management of our portfolio.

The portfolio managers and key principals of our Adviser will not be employed by us, and will receive no compensation from us in connection with their activities. [The portfolio managers [and key prinicipals] receive compensation that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and a portion of the incentive fee or carried interest earned in connection with their services. Certain portfolio managers [and key principals], through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement.]

The portfolio managers and key principals primarily responsible for our day-to-day management also manage [other registered investment companies, other pooled investment vehicles and other accounts], as indicated below. The following table identifies, as of [                   ]: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Non-Performance-Based Fee Advisory Accounts
	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Managers	Number of Accounts	Total Assets ($ thousands)	Number of Accounts	Total Assets ($ thousands)	Number of Accounts	Total Assets ($ thousands)
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Performance-Based Fee Advisory Accounts
	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Managers	Number of Accounts	Total Assets ($ thousands)	Number of Accounts	Total Assets ($ thousands)	Number of Accounts	Total Assets ($ thousands)
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Certain investments may be appropriate for us and affiliates of our Adviser, and the portfolio managers of our Adviser could face conflicts of interest in the allocation of investment opportunities between such entities. See “Certain Relationships And Related Party Transactions.”

Below are the biographies for the portfolio managers whose biographies are not included elsewhere in this prospectus.

•	[ ]. [ ]

•	[ ]. [ ]

•	[ ]. [ ]

The table below shows the dollar range of shares of common stock that will be beneficially owned by each of our Adviser’s portfolio managers and key principals immediately after this offering.

Name of Portfolio Manager/Key Principal	Dollar Range of Equity Securities in Silver Spike Investment Corp.(1)(2)(3)
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned is based on a stock price of $[ ] per share.

(3)	The dollar range of equity securities beneficially owned are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Investment Adviser

Management Services

Silver Spike Capital, LLC will manage the company and oversee all of its operations. SSC is registered as an investment adviser under the Advisers Act. Our Adviser serves pursuant to the Investment Advisory Agreement in accordance with the Advisers Act. Subject to the overall supervision of our Board of Directors, our Adviser manages our day-to-day operations and provides us with investment advisory services. Under the terms of the Investment Advisory Agreement, our Adviser will:

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	determine what securities and other assets we purchase, retain or sell;

•	identify, evaluate and negotiate the structure of the investments we make;

•	execute, monitor and service the investments we make;

•	perform due diligence on prospective portfolio companies; and

•	provide us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds, including providing operating and managerial assistance to us and our portfolio companies as required.

From time to time, the Adviser may pay amounts owed by us to third-party providers of goods or services, including the Board of Directors, and we will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management Fee

We will pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees payable to our Adviser will ultimately be borne by our common stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of our gross assets (i.e., total assets held before deduction of any liabilities), which includes any investments acquired with the use of leverage and excludes any cash and cash equivalents (as defined in the notes to our financial statements). The fair value of derivatives and swaps, which will not necessarily equal the notional value of such derivatives and swaps, will be included in our calculation of gross assets. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed quarters. For example, the average value of our gross assets used for calculating the third quarter base management fee will be equal to our gross assets at the end of the second quarter plus our gross assets at the end of the third quarter, divided by two. The base management fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month or quarter, as the case may be.

Incentive Fee

The incentive fee has two parts. The first part of the incentive fee, the Incentive Fee on Income, is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. For this purpose, “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including (i) any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, advisory, diligence and consulting fees or other fees that we receive from portfolio companies, (ii) any gain realized on the extinguishment of our own debt and (iii) any other income of any kind that we are required to distribute to our stockholders in order to maintain our RIC status) accrued during the quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement with SSC, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received and may never receive in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, will be compared to a “hurdle rate” of 1.75% per quarter (7% annualized), subject to a “catch-up” provision measured as of the end of each quarter. Our net investment income used to calculate the Incentive Fee on Income is also included in the amount of our gross assets used to calculate the 1.75% base management fee. The operation of the Incentive Fee on Income with respect to our Pre-Incentive Fee Net Investment Income for each quarter is as follows:

•	No Incentive Fee on Income is payable to the Adviser in any quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the “hurdle rate” of 1.75%;

•	100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the “hurdle rate,” but is less than or equal to 2.19% in any quarter (8.76% annualized), will be payable to the Adviser. We refer to this portion of our Incentive Fee on Income as the catch up. It is intended to provide an Incentive Fee on Income of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income exceeds 2.19% in any quarter;

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.19%, the Incentive Fee on Income shall equal 20% of the amount of our Pre-Incentive Fee Net Investment Income, because the preferred return and catch up will have been achieved; and

•	For purposes of computing the Incentive Fee on Income, the calculation methodology will look through derivatives or swaps as if we owned the reference assets directly. Therefore, net interest income, if any, associated with a derivative or swap (which is defined as the difference between (i) the interest income and transaction fees received in respect of the reference assets of the derivative or swap and (ii) all interest and other expenses paid by us to the derivative or swap counterparty) will be included in the calculation of Pre-Incentive Fee Net Investment Income for purposes of the Incentive Fee on Income.

The following is a graphical representation of the calculation of the Incentive Fee on Income:

Quarterly Incentive Fee on Income Based on Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to SSC

The second part of the incentive fee, the Incentive Fee on Capital Gains, payable at the end of each fiscal year (or upon termination of the Investment Advisory Agreement) in arrears, equals 20% of cumulative realized capital gains from inception to the end of each fiscal year, less cumulative realized capital losses and unrealized capital depreciation from inception to the end of each fiscal year, less the aggregate amount of any previously paid Incentive Fees on Capital Gains for prior periods. In no event will the Incentive Fee on Capital Gains payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof. The Incentive Fee on Capital Gains determined at the end of our first fiscal year will be calculated for a period shorter than 12 months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from inception.

For purposes of computing the Incentive Fee on Capital Gains, the calculation methodology will look through derivatives or swaps as if we owned the reference assets directly. Therefore, realized gains and realized losses on the disposition of any reference assets, as well as unrealized depreciation on reference assets retained in the derivative or swap, will be included on a cumulative basis in the calculation of the Incentive Fee on Capital Gains.

While the Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the Incentive Fee on Capital Gains, as required by U.S. GAAP, we accrue Incentive Fees on Capital Gains on unrealized gains. This accrual reflects the Incentive Fees on Capital Gains that would be payable to the Adviser if our entire investment portfolio was liquidated at its fair value as of the balance sheet date even though the Adviser is not entitled to an Incentive Fee on Capital Gains with respect to unrealized gains unless and until such gains are actually realized.

Example 1: Incentive Fee on Income for Each Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses)) = 0.6125%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate; therefore, there is no Incentive Fee on Income.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.65%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses)) = 2.0125%

Incentive Fee on Income = 100% × Pre-Incentive Fee Net Investment Income (subject to hurdle rate and “catch up”)(3)

= 100% × (2.0125% – 1.75%)

= 0.2625%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision; therefore, the Incentive Fee on Income is 0.2625%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses)) = 2.6125%

Incentive Fee on Income = 100% × Pre-Incentive Fee Net Investment Income (subject to hurdle rate and “catch- up”)(3)

Incentive Fee on Income = 100% × “catch-up” + (20% × (Pre-Incentive Fee Net Investment Income – 2.19%))

Catch-up = 2.19% – 1.75%

= 0.44%

Incentive Fee on Income = (100% × 0.44%) + (20% × (2.6125% – 2.19%))

= 0.44% + (20% × 0.4225%)

= 0.44% + 0.0845%

= 0.5245%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, and fully satisfies the “catch-up” provision; therefore, the Incentive Fee on Income is 0.5245%.

(1)	Represents 7% annualized hurdle rate.

(2)	Represents 1.75% annualized base management fee.

(3)	The “catch-up” provision is intended to provide our Adviser with an Incentive Fee on Income of 20% on all Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.19% in any quarter.

Example 2: Incentive Fee on Capital Gains(*):

Scenario 1

Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”) and $30 million investment made in Company B (“Investment B”)

Year 2:	Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3:	FMV of Investment B determined to be $25 million

Year 4:	Investment B sold for $31 million

The Incentive Fee on Capital Gains would be:

Year 1:	None

Year 2:	Incentive Fee on Capital Gains of $6 million — ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:	None — $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (Incentive Fee on Capital Gains paid in Year 2)

Year 4:	Incentive Fee on Capital Gains of $200,000 — $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (Incentive Fee on Capital Gains paid in Year 2)

Scenario 2

Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2:	Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3:	FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4:	FMV of Investment B determined to be $24 million

Year 5:	Investment B sold for $20 million

The Incentive Fee on Capital Gains, if any, would be:

Year 1:	None

Year 2:	$5 million Incentive Fee on Capital Gains — 20% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)

Year 3:	$1.4 million Incentive Fee on Capital Gains(1) — $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation on Investment B)) less $5 million (Incentive Fee on Capital Gains paid in Year 2)

Year 4:	None

Year 5:	None — $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million (cumulative Incentive Fees on Capital Gains paid in Year 2 and Year 3)(2)

* The hypothetical amounts of returns shown are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.

(1)	As illustrated in Year 3 of Scenario 2 above, if we were to be wound up on a date other than our fiscal year end of any year, we may have paid aggregate Incentive Fees on Capital Gains that are more than the amount of such fees that would be payable if we had been wound up on our fiscal year end of such year.

(2)	As noted above, it is possible that the cumulative aggregate Incentive Fees on Capital Gains received by our Adviser ($6.4 million) is effectively greater than $5 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($25 million)).

Payment of Our Expenses

Our primary operating expenses are the payment of a base management fee and any incentive fees under the Investment Advisory Agreement and the allocable portion of overhead and other expenses incurred by SSC in performing its obligations under the Administration Agreement. Our investment management fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring, servicing and realizing our investments.

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, the base compensation, bonus and benefits, and the routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. We bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	the cost of our organization and offerings;

•	the cost of calculating our NAV, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	fees and expenses payable under any underwriting agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•	expenses, including travel expenses, incurred by the Adviser, or members of the investment team, or payable to third-parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	management and incentive fees payable pursuant to the Investment Advisory Agreement;

•	fees payable to third-parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);

•	costs, including legal fees, associated with compliance under cannabis laws;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts (including attendance at industry and investor conferences and similar events);

•	federal and state registration fees;

•	any exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses, including travel expenses;

•	cost of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, and the compensation of professionals responsible for the preparation of the foregoing;

•	the cost of any reports, proxy statements or other notices to our stockholders (including printing and mailing costs), the costs of any stockholder or director meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;

•	brokerage commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors’ and officers’ errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing and staff;

•	fees and expenses associated with independent audits, and outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

Duration and Termination

The Investment Advisory Agreement was first approved by our Board of Directors on [                ]. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for two years from its initial approval, and from year-to-year thereafter, if approved annually by the Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons.

The Investment Advisory Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, we may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the Investment Advisory Agreement may be made by a majority of the Board of Directors or the stockholders holding a majority (as defined under the 1940 Act) of the outstanding shares of our common stock. In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

Organization of Our Investment Adviser

Our Adviser is a Delaware limited liability company that registered as an investment adviser under the Advisers Act. The principal address of our Adviser is 660 Madison Avenue, New York, NY 10065.

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for our Board of Director’s approval of our Investment Advisory Agreement will be included in our first annual report on Form 10-K filed subsequent to any such Board of Director’s approval, or incorporated by reference therein.

ADMINISTRATION AGREEMENT

We have entered into an Administration Agreement with SSC, under which SSC will provide administrative services for us, including office facilities and equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the Administration Agreement, SSC also will perform, or oversee the performance of, our required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, SSC will assist us in determining and publishing our NAV, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. In addition, pursuant to the terms of the Administration Agreement, SSC may delegate its obligations under the Administration Agreement to an affiliate or to a third-party and we will reimburse SSC for any services performed for it by such affiliate or third-party.

For providing these services, facilities and personnel, we will reimburse SSC the allocable portion of overhead and other expenses incurred by SSC in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our CFO and CCO and their staffs (based on the percentage of time those individuals devote, on an estimated basis, to our business and affairs). The Administration Agreement also provides that we shall reimburse SSC for certain organization costs incurred prior to the commencement of our operations, and for certain offering costs. Such reimbursement is at cost, with no profit to, or markup by, SSC. Our allocable portion of SSC’s costs will be determined based upon costs attributable to our operations versus costs attributable to the operations of other entities for which SSC provides administrative services. SSC may also provide on our behalf managerial assistance to our portfolio companies.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, SSC and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services under the Administration Agreement or otherwise as our administrator.

Unless earlier terminated as described below, the Administration Agreement will remain in effect for two years from its initial approval, and from year-to-year thereafter, if approved annually by the Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Administration Agreement may be terminated at any time, without the payment of any penalty, on 60 days’ written notice, by the vote of a majority of our outstanding voting securities, or by the vote of the Board of Directors, or by SSC.

LICENSE AGREEMENT

We have also entered into a license agreement with SSC pursuant to which SSC has agreed to grant us a nonexclusive, royalty-free license to use the name “Silver Spike.” Under this agreement, we will have a right to use the “Silver Spike” name, for so long as SSC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Silver Spike” name.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with SSC, our Adviser. [SSC is controlled by [                     ], its managing member and the chairman of our Board and our chief executive officer. In addition, [                ], our president, [                 ], our chief investment officer, and [                 ], our chief financial officer, are partners of our Adviser.] Pursuant to the Investment Advisory Agreement, fees payable to our Adviser will be equal to (a) a base management fee of 1.75% of the value of our gross assets (i.e., total assets held before deduction of any liabilities), which includes investments acquired with the use of leverage and excludes cash and cash equivalents and (b) an incentive fee based on our performance. The incentive fee consists of two parts. The first part of the incentive fee, the Incentive Fee on Income, is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the quarter, subject to a preferred return, or “hurdle,” and a “catch-up” feature. The second part of the incentive fee, the Incentive Fee on Capital Gains, is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement) and equals 20% of our realized capital gains on a cumulative basis from inception through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Incentive Fees on Capital Gains. See “Investment Advisory Agreement.”

We have also entered into an Administration Agreement with SSC, under which SSC will provide administrative services for us, including office facilities and equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the Administration Agreement, SSC also will perform, or oversee the performance of, our required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, SSC will assist us in determining and publishing our NAV, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. For providing these services, facilities and personnel, we will reimburse SSC the allocable portion of overhead and other expenses incurred by SSC in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our CFO and CCO and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). Such reimbursement is at cost, with no profit to, or markup by, SSC. Our allocable portion of SSC’s costs will be determined based upon costs attributable to our operations versus costs attributable to the operations of other entities for which SSC provides administrative services. The Administration Agreement also provides that we shall reimburse SSC for certain organization costs incurred prior to the commencement of our operations, and for certain offering costs. SSC may also provide on our behalf managerial assistance to our portfolio companies. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. SSC may also provide on our behalf managerial assistance to our portfolio companies.

We have also entered into a license agreement with SSC pursuant to which SSC has agreed to grant us a nonexclusive, royalty-free license to use the name “Silver Spike.” Under this agreement, we will have a right to use the “Silver Spike” name for so long as SSC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Silver Spike” name.

Our executive officers and directors, and certain members of our Adviser, serve or may serve as officers, directors or principals of entities that may operate in the same or a related line of business as us or as investment funds managed by our affiliates. For example, SSC presently serves as a manager to several special purpose acquisition companies, or SPACs. These investment vehicles under management were formed for the purpose of investing in specific private equity transactions, which differ from our mandate. SSC and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole or in part, to ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. The fact that our investment advisory fees are lower than those of certain other funds could amplify this conflict of interest.

To the extent an investment opportunity is appropriate for us or any other investment fund managed by our affiliates, and co-investment is not possible, SSC will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity. Any such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity’s investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our Adviser.

The 1940 Act prohibits us from making certain negotiated co-investments with affiliates, unless we receive an order from the SEC permitting us to do so. SSC and certain of its affiliates expect to submit an exemptive application to the SEC to permit us to co-invest with other funds managed by SSC or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions, as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be submitted or obtained. Prior to receiving any such exemptive order from the SEC, SSC will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. These offers will be subject to the exception that, in accordance with SSC’s investment allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by SSC and its affiliates.

SSC’s policies are also designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities if we are able to co-invest, either pursuant to SEC interpretive positions or an exemptive order, with other accounts managed by our Adviser and its affiliates. Generally, under the investment allocation policy, a portion of each opportunity that is appropriate for us and any affiliated fund, which may vary based on asset class and liquidity, among other factors, will be offered to us and such other eligible accounts, as determined by SSC. The investment allocation policy further provides that allocations among us and other eligible accounts will generally be made in accordance with SEC interpretive positions or an exemptive order. SSC seeks to treat all clients fairly and equitably in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain accounts receive allocations where others do not.

We have adopted a formal code of ethics that governs the conduct of our officers and directors. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the Maryland General Corporation Law.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

[Immediately prior to the completion of this offering, there will be 100 shares of common stock outstanding and one stockholder of record.] At that time, we will have no other shares of capital stock outstanding. The following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding common stock and all officers and directors as a group. The address of each individual and entity included below is 660 Madison Avenue, New York, NY 10065.

		Immediately Prior to This Offering		Immediately After This Offering(1)
Name	Type of Ownership	Shares Owned	Percentage	Shares Owned	Percentage
[ ]	Direct	100	100%	100	*
All officers and directors as a group ([ ] persons)	Direct	100	100%	100	*

(1)	Assumes the issuance of [ ] shares of common stock offered hereby. Does not reflect shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option.

*	Less than 1%

The following table sets forth the dollar range of our equity securities that will be beneficially owned by each of our directors immediately after this offering. We are not part of a “family of investment companies,” as that term is defined in the 1940 Act.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
[ ]	$[ ]
[ ]	[ ]
Independent Directors:
[ ]	[none]
[ ]	[none]
[ ]	[none]

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned in us is based on a price for our common stock of $[ ].

(3)	The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, $100,001 — $500,000, $500,001 — $1,000,000, or over $1,000,000.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. Any fractional share otherwise issuable to a participant in the dividend reinvestment plan will instead be paid in cash.

No action will be required on the part of a registered stockholder to have their cash distributions reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying [                                ], the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than three days prior to the distribution payment date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the distribution payment date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election. If the stockholder request is received less than three days prior to the distribution payment date, then that distribution will be reinvested. However, all subsequent distributions will be paid out in cash on all balances.

If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a stockholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a stockholder by the market price per share of our common stock at the close of regular trading on the [           ] on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed NAV per share, we will issue shares at the greater of (i) the most recently computed NAV per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed NAV per share). For example, if the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $14.00 per share, we will issue shares at $14.00 per share. If the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $16.00 per share, we will issue shares at $15.20 per share (95% of the current market price). If the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $15.50 per share, we will issue shares at $15.00 per share, as NAV is greater than 95% ($14.73 per share) of the current market price. Pursuant to our dividend reinvestment plan, if shares are purchased in the open market to implement the dividend reinvestment plan, the number of shares to be issued to a stockholder shall be determined by dividing the dollar amount of the cash dividend payable to such stockholder by the weighted average price per share for all shares purchased by the plan administrator in the open market in connection with the dividend.

Stockholders who receive distributions in the form of our stock generally are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash distributions will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder’s basis for determining gain or loss upon the sale of our stock received in a distribution from us will be equal to the fair market value of the stock so distributed to the stockholder at the time of the distribution. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to the stockholder’s account.

There will be no brokerage charges or other charges for dividend reinvestment to stockholders who participate in the plan. We will pay the plan administrator’s fees under the plan. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $[   ] transaction fee plus a $0.[   ] per share brokerage commission from the proceeds.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.[                   ].com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at [                                                         ], or by calling the plan administrator at [                              ].

We may terminate the plan upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at [                           ], or by telephone at [                  ].

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes material provisions of the Maryland General Corporation Law (the “MGCL”) and our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Under the terms of our charter, our authorized stock consists solely of [100,000,000] shares of stock, $0.01 par value per share, all of which are initially designated as common stock.

As permitted by the MGCL, our charter provides that a majority of the entire Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Our charter also provides that the Board of Directors may classify or reclassify any unissued shares of stock into one or more classes or series of stock, including preferred stock.

Common Stock

None of our shares of common stock are subject to further calls or to assessments, sinking fund provisions, obligations or potential liabilities associated with ownership of the security (not including investment risks).

We have applied to have our common stock listed on the [                   ] under the ticker symbol “[     ].” No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights, generally have no appraisal rights, and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing stockholders. Under the terms of our charter, our Board of Directors is authorized to issue preferred stock in one or more classes or series without stockholder approval. Prior to issuance of any other class or series of stock, the Board of Directors is required by Maryland law and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring, or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of our common stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to two-thirds of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock, if any, would vote as a separate class from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. We do not, however, currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee, or agent, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws permit us to indemnify and advance expenses to employees and agents who are not officers or directors to the extent permissible under the MGCL and the 1940 Act and as may be determined by our Board of Directors. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

Provisions of the MGCL and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock. The MGCL, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. In addition to the matters described below, we have adopted other measures pursuant to the MGCL, some of which are described above, that may make it difficult for a third-party to obtain control of us, including provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders

These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. A classified board of directors may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a [          ] of the shares of stock outstanding and entitled to vote in the election of directors will be required to elect a director.  Our Board has the exclusive right to amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than [     ]. Pursuant to Section 3-802(b) of the MGCL, we have elected in our charter to be subject to Section 3-804(c) of the MGCL regarding the filling of vacancies on the Board of Directors. Accordingly, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that, subject to the rights of holders of preferred stock, a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least [     ]% of the votes entitled to be cast generally in the election of directors.

Action by Stockholders

Under the MGCL, unless a corporation’s charter provides otherwise (which our charter does not) stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-

requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the Board of Directors or (3) by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (1) by or at the direction of the Board of Directors or (2) provided that the special meeting has been properly called for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors, the chairman of the board, and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert to another form of entity, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter if such action is declared advisable by the Board of Directors.

However, our charter provides that approval of the following matters requires the affirmative vote of stockholders entitled to cast at least [     ]% of the votes entitled to be cast on the matter:

a)	amendments to the provisions of our charter relating to our purpose, the classification of our Board of Directors, the power of our Board of Directors to fix the number of directors and to fill vacancies on our Board of Directors, the vote required to elect or remove a director, amendments to our charter, extraordinary transactions, and our Board of Directors’ exclusive power to amend our bylaws;

b)	charter amendments that would convert us from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the 1940 Act);

c)	our liquidation or dissolution or any amendment to our charter to effect any such liquidation or dissolution;

d)	any merger, consolidation, conversion, share exchange, or sale or exchange of all or substantially all of our assets;

e)	transaction between us and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of our directors generally, or any person controlling, controlled by, or under common control with, employed by or acting as an agent of, any such person or member of such group; or

f)	issuance or transfer by the Company (in one transaction or a series of transactions in any 12-month period) of any securities of the Company to any other person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value (as determined by the Board of Directors) of $1,000,000 or more excluding (i) issuances or transfers of debt securities of the Company, (ii) sales of any securities of the Company in connection with a public offering, (iii) issuances of any securities of the Company pursuant to a dividend reinvestment plan and/or cash purchase plan adopted by the Company, (iv) issuances of any securities of the Company upon the exercise of any stock subscription rights distributed by the Company and (v) portfolio transactions effected by the Company in the ordinary course of business.

However, if such amendment, proposal, or transaction is approved by at least [     ]% of our continuing directors (in addition to approval by our Board of Directors), such amendment, proposal, or transactions may be approved by a majority of the votes entitled to be cast on such a matter, except that any of the proposals or transactions contemplated by paragraphs (d), (e) or (f) above that would not otherwise require stockholder approval under the MGCL will not require further stockholder approval unless another provision of our charter requires such approval. In either event, in accordance with the requirements of the 1940 Act, any such amendment, proposal, or transaction that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a BDC would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (1) our current directors as named therein, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of such named directors then on the Board of Directors, or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or successor continuing directors then in office. The holders of any preferred stock outstanding would have a separate class vote on any conversion to an open-end company.

Our charter and bylaws provide that the Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless the Board of Directors, upon the affirmative vote of a majority of the entire Board of Directors, shall determine that such rights shall apply.

Control Share Acquisitions

We are subject to Subtitle 7 of Title 3 of the MGCL, the “Maryland Control Share Acquisition Act.” The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of the shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Business Combinations

We are subject to Subtitle 6 of Title 3 of the MGCL, the “Maryland Business Combination Act,” subject to any applicable requirements of the 1940 Act. Pursuant to the Maryland Business Combination Act, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Such “business combinations” include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the corporation’s board of directors approves in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not “interested persons,” as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating such a transaction.

Subtitle 8 Title 3 of the Maryland General Corporation Law

We are subject to Subtitle 8 of Title 3 of the MGCL. Subtitle 8 permits Maryland corporations with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions: a classified board; a two-thirds stockholder vote requirement for removing a director; a requirement that the number of directors may be fixed only by vote of the directors; a requirement that a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and that the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders. Through provisions in our charter and bylaws, some unrelated to Subtitle 8, we already include provisions classifying our Board of Directors in three classes serving staggered three-year terms; require the affirmative vote of the holders of not less than [     ]% of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal is allowed only for cause; vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and fill vacancies for the remainder of the full term of the class of directors in which the vacancy occurred; and require the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a stockholder-initiated special meeting.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, (d) any action asserting a claim against any of our directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, or (e) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division.

Waiver of Corporate Opportunity Doctrine

Our charter provides that we, by resolution of our Board of Directors, may renounce any interest or expectancy of ours in (or in being offered an opportunity to participate in) business opportunities that are presented to us or developed by or presented to one of more of our directors or officers.

Conflict with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Maryland Control Share Acquisition Act  and the Maryland Business Combination Act, or any provision of our charter or bylaws, conflicts with any provision of the 1940 Act, or the rules, regulations, or guidance of the SEC or its staff thereunder, the applicable provision of the 1940 Act or the rules, regulations, or guidance of the SEC or its staff thereunder will control.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences of owning and disposing of shares of our common stock. The discussion below provides general tax information relating to an investment in our shares, but it does not purport to be a comprehensive description of all the U.S. federal income tax considerations that may be relevant to a particular person’s decision to invest in our shares. This discussion does not describe all of the tax consequences that may be relevant in light of the particular circumstances of a beneficial owner of shares, including alternative minimum tax consequences, Medicare contribution tax consequences and tax consequences applicable to beneficial owners subject to special rules, such as:

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding shares of our common stock as part of a straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the shares;

•	U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

•	certain former U.S. citizens and residents and expatriated entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or

•	insurance companies.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our shares in light of their specific circumstances.

The following discussion applies only to an owner of shares that (i) is treated as the beneficial owner of such shares for U.S. federal income tax purposes and (ii) holds such shares as capital assets.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

You are urged to consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Taxation as a Regulated Investment Company

We intend to qualify as a regulated investment company under Subchapter M of the Code (a “RIC”) in the current and future taxable years. Assuming that we so qualify and that we satisfy the distribution requirements described below, we generally will not be subject to U.S. federal income tax on income distributed in a timely manner to shareholders.

To qualify as a RIC for any taxable year, we must, among other things, satisfy both an income test and an asset diversification test for such taxable year. Specifically, (i) at least 90% of our gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to our business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”) and (ii) our holdings must be diversified so that, at the end of each quarter of such taxable year, (a) at least 50% of the value of our total assets is represented by cash and cash items, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of our total assets is invested (x) in the securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that we control and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly traded partnerships.” A “qualified publicly traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of such entity’s gross income for the relevant taxable year consists of Qualifying RIC Income. Our share of income derived from a partnership other than a “qualified publicly traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by us.

In order to be exempt from U.S. federal income tax on our distributed income, we must distribute to our shareholders on a timely basis at least 90% of the sum of (i) our “investment company taxable income” (determined prior to the deduction for dividends paid) and (ii) our net tax-exempt interest income for each taxable year. In general, a RIC’s “investment company taxable income” for any taxable year is its taxable income, determined without regard to net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) and with certain other adjustments. Any taxable income, including any net capital gain, that we do not distribute to our shareholders in a timely manner will be subject to U.S. federal income tax at regular corporate rates.

A RIC will be subject to a nondeductible 4% excise tax on certain amounts that we fail to distribute during each calendar year. In order to avoid this excise tax, a RIC must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ended on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether we have met this distribution requirement, (i) certain ordinary gains and losses that would otherwise be taken into account for the portion of the calendar year after October 31 will be treated as arising on January 1 of the following calendar year and (ii) we will be deemed to have distributed any income or gains on which we have paid U.S. federal income tax. Amounts distributed and reinvested pursuant to our dividend reinvestment plan will be treated as distributed for all U.S. tax purposes, including for purposes of the distribution requirement described above and the excise tax.

If we fail to qualify as a RIC or fail to satisfy the 90% distribution requirement in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates on our taxable income, including our net capital gain, even if such income is distributed to our shareholders, and all distributions out of earnings and profits would be taxable as dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate U.S. Holders (defined below) and would constitute “qualified dividend income” for individual U.S. Holders. See “— Tax Consequences to U.S. Holders — Distributions.” In addition, we could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. If we fail to satisfy the income test or diversification test described above, however, we may be able to avoid losing our status as a RIC by timely curing such failure, paying a tax and/or providing notice of such failure to the U.S. Internal Revenue Service (the “IRS”).

In order to meet the distribution requirements necessary to be exempt from U.S. federal income and excise tax, we may be required to make distributions in excess of the income we actually receive in respect of our investments.  In particular, we may be required to make distributions in respect of taxable income we recognize as a result of investing in OID and PIK instruments, without having actually received any amounts in respect of such taxable income.

Tax Consequences to U.S. Holders

The discussion in this section applies to you only if you are a U.S. Holder. A “U.S. Holder” is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions.  Distributions of our ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to you as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described below), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time you have owned our shares. A distribution of an amount in excess of our current and accumulated earnings and profits will be treated as a return of capital that will be applied against and reduce your basis in our shares. If the amount of any such distribution exceeds your basis in our shares, the excess will be treated as gain from a sale or exchange of our shares.

The ultimate tax characterization of the distributions that we make during any taxable year cannot be determined until after the end of the taxable year. As a result, it is possible that we will make total distributions during a taxable year in an amount that exceeds our current and accumulated earnings and profits.

Distributions of our “qualified dividend income” to an individual or other non-corporate U.S. Holder will be treated as “qualified dividend income” and will therefore be taxed at rates applicable to long-term capital gains, provided that the U.S. Holder meets certain holding period and other requirements with respect to our shares and that we meet certain holding period and other requirements with respect to the underlying shares of stock. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.

Dividends distributed to a corporate U.S. Holder will qualify for the dividends-received deduction only to the extent that the dividends consist of distributions of dividends eligible for the dividends-received deduction received by us, we meet certain holding period requirements with respect to the underlying shares of stock and the U.S. Holder meets certain holding period and other requirements with respect to the underlying shares of stock. Dividends eligible for the dividends-received deduction generally are dividends from domestic corporations.

[We intend to distribute our net capital gains at least annually.] If, however, we retain any net capital gains for reinvestment, we may elect to treat those net capital gains as having been distributed to our shareholders. If we make this election, you will be required to report your share of our undistributed net capital gain as long-term capital gain and will be entitled to claim your share of the U.S. federal income taxes paid by us on that undistributed net capital gain as a credit against your own U.S. federal income tax liability, if any, and to claim a refund on a properly filed U.S. federal income tax return to the extent that the credit exceeds your tax liability. In addition, you will be entitled to increase your adjusted tax basis in our shares by the difference between your share of such undistributed net capital gain and the related credit and/or refund. There can be no assurance that we will make this election if we retain all or a portion of our net capital gain for a taxable year.

Because the tax treatment of a distribution depends upon our current and accumulated earnings and profits, a distribution received shortly after an acquisition of shares may be taxable, even though, as an economic matter, the distribution represents a return of your initial investment. Distributions will be treated in the manner described above regardless of whether paid in cash or invested in additional shares pursuant to our dividend reinvestment plan.  Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months, and paid during the following January, will be treated for U.S. federal income tax purposes as having been distributed by us and received by shareholders on December 31 of the year in which declared. Shareholders will be notified annually as to the U.S. federal tax status of distributions.

Sales and Redemptions of Shares.  In general, upon the sale or other disposition of shares, you will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or other disposition and your adjusted tax basis in the relevant shares. Such gain or loss generally will be long-term capital gain or loss if your holding period for the relevant shares was more than one year on the date of the sale or other disposition. Under current law, net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) recognized by non-corporate U.S. Holders is generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

Losses recognized by you on the sale or other disposition of shares held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or deemed received, as discussed above) with respect to such shares. In addition, no loss will be allowed on a sale or other disposition of shares if you acquire shares (including pursuant to our dividend reinvestment plan), or enter into a contract or option to acquire shares, within 30 days before or after such sale or other disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Under U.S. Treasury regulations, if you recognize losses with respect to shares of $2 million or more if you are an individual, or $10 million or more if you are a corporation, you must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether your treatment of the loss is proper. Certain states may have similar disclosure requirements.

Backup Withholding and Information Reporting.  Payments on our shares (including of reinvested dividends) and proceeds from a sale or other disposition of shares will be subject to information reporting unless you are an exempt recipient. You will be subject to backup withholding on all such amounts unless (i) you are an exempt recipient or (ii) you provide your correct taxpayer identification number (generally, on IRS Form W-9) and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS on a timely basis.

Tax Consequences to Non-U.S. Holders

The discussion in this section applies to you only if you are a Non-U.S. Holder. A “Non-U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of shares and is a nonresident alien individual, a foreign corporation, a foreign trust or a foreign estate. The discussion below does not apply to you if you are a nonresident alien individual and are present in the United States for 183 days or more during any taxable year; a nonresident alien individual who is a former citizen or resident of the United States; an expatriated entity; a controlled foreign corporation; a passive foreign investment company; a foreign government for purposes of Section 892 of the Code or a tax-exempt organization for U.S. federal income tax purposes. You should consult your tax adviser with respect to the particular tax consequences to you of an investment in shares of our common stock.

If the income that you derive from your investment in our shares is not “effectively connected” with a U.S. trade or business conducted by you (or, if an applicable tax treaty so provides, you do not maintain a permanent establishment in the United States to which such income is attributable), distributions of “investment company taxable income” to you (including amounts reinvested pursuant to our dividend reinvestment plan) will generally be subject to U.S. federal withholding tax at a rate of 30% (or lower rate under an applicable tax treaty). Provided that certain requirements are satisfied, this withholding tax will not be imposed on dividends paid by us to the extent that the underlying income out of which the dividends are paid consists of U.S.-source interest income or short-term capital gains that would not have been subject to U.S. withholding tax if received directly by the Non-U.S. Holder (“interest-related dividends” and “short-term capital gain dividends,” respectively).

If the income you derive from your investment in our shares is not “effectively connected” with a U.S. trade or business conducted by you (or, if an applicable tax treaty so provides, you do not maintain a permanent establishment in the United States to which such income is attributable) you will generally be exempt from U.S. federal income tax on capital gain dividends and any amounts we retain that are designated as undistributed capital gains. In addition, you will generally be exempt from U.S. federal income tax on any gains realized upon the sale or exchange of shares.

If the income you derive from your investment in our shares is “effectively connected” with a U.S. trade or business conducted by you (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), any distributions of “investment company taxable income,” any capital gain dividends, any amounts we retain that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax, on a net income basis, at the rates applicable to U.S. Holders. If you are a corporation, you may also be subject to the U.S. branch profits tax.

In order to qualify for the exemption from U.S. withholding on interest-related dividends, to qualify for an exemption from U.S. backup withholding (discussed below) and to qualify for a reduced rate of U.S. withholding tax on our distributions pursuant to an income tax treaty, you must generally deliver to the withholding agent a properly executed IRS form (generally, Form W-8BEN or Form W-8BEN-E, as applicable). In order to claim a refund of any Company-level taxes imposed on undistributed net capital gain, any withholding taxes or any backup withholding, you must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return, even if you would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. income tax return.

Backup Withholding and Information Reporting. Information returns will be filed with the IRS in connection with certain payments on the shares and may be filed in connection with payments of the proceeds from a sale or other disposition of shares. You may be subject to backup withholding on distributions or on the proceeds from a redemption or other disposition of shares if you do not certify your non-U.S. status under penalties of perjury or otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information is furnished to the IRS on a timely basis.

FATCA.  Under Sections 1471 through 1474 of the Code (“FATCA”), a withholding tax at the rate of 30% will generally be imposed on payments of dividends on shares to certain foreign entities (including financial intermediaries) unless the foreign entity provides the withholding agent with certifications and other information (which may include information relating to ownership by U.S. persons of interests in, or accounts with, the foreign entity). Treasury and the IRS have issued proposed regulations that (i) provide that “withholdable payments” will not include gross proceeds from the disposition of property that can produce U.S.-source dividends or interest, as otherwise would have been the case after December 31, 2018, and (ii) state that taxpayers may rely on these provisions of the proposed regulations until final regulations are issued.  If FATCA withholding is imposed, a beneficial owner of shares that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the possible implications of FATCA on your investment in our shares.

All stockholders should consult their own tax advisors with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in our common stock. We will not pay any additional amounts in respect to any amounts withheld.

REGULATION

Business Development Company Regulations

We intend to elect to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

As a BDC, we will not generally be permitted to invest in any portfolio company in which our Adviser or any of its affiliates currently have an investment or to make any co-investments with our Adviser or its affiliates without an exemptive order from the SEC. SSC expects to submit an exemptive application to the SEC to permit us to co-invest with other funds managed by SSC or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be obtained.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any eligible portfolio company that we control.

(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company, but may exist in other circumstances based on the facts and circumstances.

The regulations defining qualifying assets may change over time. The Company may adjust its investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement (which is substantially similar to a secured loan) involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. Under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity.

In addition, while any senior securities remain outstanding, we may be prohibited from making distributions to our stockholders or repurchasing such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth” and “Risk Factors — Risks Relating to Our Use of Leverage and Credit Facilities — If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.”

Common Stock

We will not generally be able to issue and sell our common stock at a price below NAV per share. We will, however, be able to sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We may also make rights offerings to our stockholders at prices per share less than the NAV per share, subject to applicable requirements of the 1940 Act. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and we have also approved the Adviser’s code of ethics that was adopted by it under Rule 17j-1 under the 1940 Act and Rule 204A-1 of the Advisers Act. These codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. The codes of ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov and are available at our corporate governance webpage at http://www.[                ].com.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our CCO is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set forth below. The guidelines are reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an Adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies

Our Adviser will vote proxies relating to our securities in the best interest of our stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by us. Although our Adviser will generally vote against proposals that may have a negative impact on our portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser will be made by the officers who are responsible for monitoring each of our investments. To ensure that its vote is not the product of a conflict of interest, our Adviser will require that: (a) anyone involved in the decision-making process disclose to its CCO any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy voting records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Silver Spike Capital, 660 Madison Avenue, New York, NY 10065.

Other

We will be subject to periodic examination by the SEC for compliance with the 1940 Act.

None of our investment policies are fundamental, and thus may be changed without stockholder approval.

We will be required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. When we are no longer an emerging growth company under the JOBS Act, our independent registered public accounting firm will be required to audit our internal control over financial reporting.

The Sarbanes-Oxley Act will require us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

The [                        ] Corporate Governance Regulations

The [                   ] has adopted corporate governance regulations that listed companies must comply with. We are in compliance with such corporate governance regulations applicable to BDCs.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. [                     ] are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
[ ]
Total	[ ]

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that certain of the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters may distribute prospectuses electronically.

Over-allotment Option

We have granted the underwriters an over-allotment option to buy up to an aggregate of [             ] additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[          ] per share from the initial public offering price. Sales of shares made outside the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to [                 ] additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering (including up to $[             ] in reimbursement of underwriters’ counsel expenses), not including the underwriting discounts and commissions, will be approximately $[                     ].

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

We and our officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of [                         ] offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, [                  ] may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Listing

We have applied to have our common stock listed on the [                    ] under the symbol “[        ].”

Price Stabilizations and Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the [                 ], in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters.

Additional Compensation to Underwriters

Certain of the underwriters and their affiliates may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. [Certain affiliates of the underwriters have provided, and may from time to time provide, certain services to, serve as lenders to or hold equity in [              ]. For example, affiliates of [                   ] serve as lenders to [                  ], and an affiliate of [             ] serves as [           ] for certain of [                      ] debt securities. [                ] must pay one-time fees and annual fees in connection with such arrangements.]

Notice to Prospective Investors in European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	by the representatives to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of securities, other than the underwriters, is authorized to make any further offer of securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in United Kingdom

The Issuer constitutes a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (the “FSMA”). It has not been authorized or otherwise approved and, as an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with section 238 of the FSMA. Accordingly, this prospectus is only being distributed in the United Kingdom to, and are only directed at, (a) investment professionals falling within both Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) and Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “General Promotion Order”), and (b) high net worth companies and other persons falling with both Article 22(2)(a) to (d) of the CIS Promotion Order and Article 49(2)(a) to (d) of the General Promotion Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Delivery

The underwriters may make prospectuses available in electronic format. A prospectus in electronic format may be made available on the website maintained by any of the underwriters, and underwriters may distribute such prospectuses electronically. The underwriters may agree with us to allocate a limited number of shares for sale to their online brokerage customers. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The addresses of the underwriters are: [                                                                                                             ].

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our portfolio securities will be held under a custody agreement by [                   ]. The address of the custodian is: [                  ]. [                 ] will act as our transfer agent, distribution paying agent and registrar for our common stock. The principal business address of our transfer agent is [                  ], [                 ], [  ] [             ], telephone number: [                    ].

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. [Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to our Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.]

LEGAL MATTERS

Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Davis Polk & Wardwell LLP, New York, NY and [                                 ], [                                     ]. Certain legal matters related to the offering will be passed upon for the underwriters by Ropes & Gray LLP, New York, NY.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements as of [                  ], included in this Registration Statement, have been audited by [                             ], an independent registered public accounting firm, as stated in its report appearing herein.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and our securities being offered by this prospectus.

We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of Silver Spike Investment Corp. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Silver Spike Investment Corp.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third-party except as described below.

•	Authorized Employees of Our Adviser. It is our policy that only authorized employees of our Adviser who need to know your personal information will have access to it.

•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Statement of Assets and Liabilities as of [ ]	F-3

Notes to Statement of Assets and Liabilities	F-4

[REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM]

[STATEMENT OF ASSETS AND LIABILITIES]

[NOTES TO STATEMENT OF ASSETS AND LIABILITIES]

Silver Spike Investment Corp.

[          ] Shares

Common Stock

[                       ]

PRELIMINARY PROSPECTUS

Through and including [                  ], 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Silver Spike Investment Corp. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

Page
Report of Independent Registered Public Accounting Firm	F-2

Statement of Assets and Liabilities as of [ ]	F-3

Notes to Statement of Assets and Liabilities	F-4

(2) Exhibits

a.	Charter of the Registrant*

b.	Bylaws of the Registrant*

d.	Form of Common Stock Certificate*

e.	Dividend Reinvestment Plan*

g.	Form of Investment Advisory Agreement by and between Registrant and Silver Spike Capital, LLC

h.	Form of Underwriting Agreement*

j.	Form of Custody Agreement*

k.1	Administration Agreement by and between Registrant and Silver Spike Capital, LLC*

k.2	Form of License Agreement by and between Registrant and Silver Spike Capital, LLC

l.	Opinion of [ ]*

n.1	Consent of [ ] (Incorporated by reference to exhibit l hereto)

n.2	Form of opinion and consent of [ ]*

n.3	Consent of Independent Registered Public Accounting Firm*

r.1	Code of Ethics of Registrant*

r.2	Code of Ethics of Silver Spike Capital, LLC*

* To be filed by amendment.

Item 26.	Marketing Arrangements

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$ [ ]
[ ] listing fee	$ [ ]
FINRA filing fee	$ [ ]
Accounting fees and expenses	$ [ ]
Legal fees and expenses	$ [ ]
Printing and engraving	$ [ ]
Miscellaneous	$ [ ]
Total	$ [ ]

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.

Item 28.	Persons Controlled By or Under Common Control

Immediately prior to this offering, [                       ] will own 100% of the Company’s outstanding common stock. Immediately following the completion of this offering, [                     ]’s share ownership is expected to represent less than 1% of the Company’s outstanding common stock.

See “Management,” “Certain Relationships and Transactions” and “Control Persons and Principal Stockholders” in the Prospectus contained herein.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at [                     ].

Title of Class	Number of Record Holders
Common stock, $0.01 par value	1

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee, or agent, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws permit us to indemnify and advance expenses to employees and agents who are not officers or directors to the extent permissible under the MGCL and the 1940 Act and as may be determined by our Board of Directors. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Silver Spike Capital, LLC (“SSC”) and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, SSC and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of its services under the Administration Agreement or otherwise as our administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have entered into indemnification agreements with our directors. The indemnification agreements are intended to provide our directors the maximum indemnification permitted under Maryland law and the 1940 Act.  Each indemnification agreement provides that we shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Registrant’s investment adviser, and each executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Business — The Investment Adviser,” “Management — Board of Directors and Executive Officers — Directors,” “— Executive Officers,” “Portfolio Management” and “Investment Advisory Agreement.” Additional information regarding our investment adviser and its officers is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. [                                ]), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Silver Spike Investment Corp., 660 Madison Avenue, New York, NY 10065;

(2) the Transfer Agent, [                             ], [                ], [                  ] [               ];

(3) the Custodian, [                  ]; and

(4) the investment adviser and administrator, Silver Spike Capital, LLC, 660 Madison Avenue, New York, NY 10065.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1) Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its NAV per share of common stock declines more than 10% from its NAV per share of common stock as of the effective date of this Registration Statement, or (b) its NAV per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2) Not applicable.

(3) Not applicable.

(4) Registrant undertakes:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities at that time and shall be deemed to be the initial bona fide offering thereof.

(5) Not applicable.

(6) Not applicable.

(7)  We hereby undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on [            ].

SILVER SPIKE INVESTMENT CORP.

By:	[ ]
Name: [ ]
Title: [ ]

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

[ ]	[Chief Executive Officer and Director (Principal Executive Officer)]	[ ]
[ ]

[ ]	[Chief Financial Officer (Principal Financial and Accounting Officer)]	[ ]
[ ]

[ ]	[President and Director]	[ ]
[ ]

*	[Director]	[ ]
[ ]

*	[Director]	[ ]
[ ]

*	[Director]	[ ]
[ ]

*Signed by [                  ] pursuant to a power of attorney granted on [                         ].